UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

	09-30-2026	12-31-2025	Variation
Assets	ThU.S.$	ThU.S.$	ThU.S.$
Current assets	4,423,730	4,393,731	29,999
Non-current assets	18,350,183	16,911,032	1,439,151
Total assets	22,773,913	21,304,763	6.90%

	09-30-2026	12-31-2025	Variation
Liabilities and equity	ThU.S.$	ThU.S.$	ThU.S.$
Current liabilities	2,173,902	1,931,575	242,327
Non-current liabilities	10,589,352	9,689,710	899,642
Non–controlling interests	5,084	5,891	(807)
Equity attributable to owners of parent company	10,005,575	9,677,587	327,988
Total equity and liabilities	22,773,913	21,304,763	6.90%

As of September 30, 2026, total assets increased by MU.S.$ 1,469 compared with December 31, 2025, representing a 6.90% increase. This variation was driven mainly by an increase in Property, plant and equipment and right of use assets, largely reflecting the progress of the Sucuriú project in Brazil.

In turn, total liabilities increased by MU.S.$ 1,142 mainly due to higher financial liabilities arising from borrowings from financial institutions and an increase in lease liabilities.

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	09-30-2026	12-31-2025
Current liquidity (current assets / current liabilities)	2.03	2.27
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.17	1.37

Debt indicators	09-30-2026	12-31-2025
Debt to equity ratio (total liabilities / equity)	1.27	1.20
Short-term debt to total debt (current liabilities / total liabilities)	0.17	0.17
Long-term debt to total debt (non-current liabilities / total liabilities)	0.83	0.83

Financial expense coverage ratio	09-30-2026	09-30-2025
Financial expenses coverage ratio - times (earnings before taxes + interest expense / interest expense)	1.27	1.10

Activity ratio	09-30-2026	12-31-2025
Inventory turnover - times (cost of sales / inventories[1] + current biological assets1)	2.61	2.58
Inventory turnover - times (excluding biological assets) (Cost of sales /inventories1)	3.08	3.06
Inventory permanence - days (inventories[1] + biological assets1) /cost of sales)	137.85	139.54
Inventory permanence - days (excluding biological assets) (inventories1 / cost of sales)	117.02	117.69

(1): Annual average.

As of September 30, 2026, the short-term debt to total debt ratio represented 17% of total liabilities (17% as of December 31, 2025).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Our financial expenses coverage ratio increased from 1.10 to 1.27, due to the higher profit before taxes generated for the period ended September 30, 2026, compared to the profit before taxes generated in the same period of 2025.

b)	Statement of profit or loss

Profit before income tax

The Company reported profit before income tax of MU.S.$ 87 for the period, compared with a profit of MU.S.$ 31 in the same period of the prior year. The MU.S.$ 56 increase was mainly driven by the following factors:

Item	MU.S.$
Gross profit (loss)	(94)
Distribution and administrative expenses	(54)
Other income and expenses	78
Others	126
Net change in profit (loss) before income tax	56

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

	January - September
	2026	2025
Revenues	ThU.S.$	ThU.S.$
Pulp	2,339,446	2,281,200
Wood	2,341,109	2,283,880
Other	458	511
Total revenues	4,681,013	4,565,591

	January - September
	2026	2025
Sales costs	ThU.S.$	ThU.S.$
Wood	750,306	724,321
Forestry work and other services	493,813	484,235
Depreciation and amortization	470,645	450,496
Other operating costs	1,850,678	1,696,818
Total sales costs	3,565,442	3,355,870

Profitability index (annualized)	09-30-2026	12-31-2025
Profitability on equity (profit/average net equity)	1.35%	0.44%
Profitability on assets (profit/average assets)	0.60%	0.21%
Return on operating assets (operating result/average operating assets)	0.84%	1.61%

Profitability ratios	09-30-2026	09-30-2025
Earnings (loss) per share (U.S.$)(1)	0.7480	(0.0799)
Net profit (loss) (ThU.S.$)(2)	99,468	(10,274)
Gross profit (loss) (ThU.S.$)	1,115,571	1,209,721
Finance costs (ThU.S.$)	(322,134)	(298,266)

(1) : Earnings per share is calculated based on profit attributable to owners of the parent company.

(2) : Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

	January - September
	2026	2025
EBITDA	ThU.S.$	ThU.S.$
Net profit (loss)	99,468	(10,274)
Finance costs	322,134	298,266
Finance income	(55,928)	(45,354)
Income tax expense	(12,477)	40,829
EBIT	353,197	283,467
Depreciation and amortization	515,885	498,896
EBITDA	869,082	782,363
Cost at fair value of the harvest	349,527	251,568
Gain from changes in fair value of biological assets	(202,940)	(147,448)
Gains (losses) on exchange difference on translation	(55,109)	90,717
Others (*)	24,590	35,646
Adjusted EBITDA	985,150	1,012,846

(*) This amount corresponds mainly to forest fires net of insurance compensations and impairments.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Pulp business

Turnover for the third quarter of 2026 increased by 6.4% compared to the same quarter of 2025, primarily due to higher sales prices. On a year to date, turnover also increased by 2.6%, driven by higher sales volumes.

Global pulp inventories showed an upward trend during the third quarter of 2026, driven by an increase in short-fiber pulp inventories, while long-fiber pulp inventories remained stable.

In China, during the third quarter of 2026, the pulp market was mixed. The printing and writing paper industry remained weak; with oversupply and end-user demand that has yet to recover, continuing to put pressure on prices and margins. The tissue producers attempted to increase prices, but were unsuccessful. Regarding pulp prices, long-fiber pulp increased and subsequently remained stable, pressured by high inventory levels. Short-fiber pulp remained stable until mid-period and then increased toward the end of the quarter.

In Europe, pulp demand remained weak during the third quarter of 2026, due to softer demand from the paper industry. The printing and writing paper industry experienced a weak demand for finished products. In the tissue industry, producers were required to curtail production to help support prices. In addition, tissue producers were affected by high energy and transportation costs, and by increased imports of products from Asia. Regarding prices, short-fiber pulp prices declined during the first part of the period before stabilizing.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

The textile pulp market showed strong demand and stable trend in prices during the third quarter, with prices increasing toward the end of the period. Viscose prices rose gradually, supported by low producer inventories and solid demand. The lyocell industry followed a similar trend. Operating rates at viscose and lyocell mills remained at healthy production levels throughout the quarter.

Production during the third quarter of 2026 increased compared with the same period in 2025, as the third quarter of 2025 was affected by the scheduled annual maintenance at the Arauco L3 mill and an outage at the Valdivia mill due to an incident. During the third quarter of 2026, a UKP campaign was carried out at the Arauco L2 mill.

Wood Products Business

Sawn timber

In Sawn timber, sales during the early part of 2026 were lower than in the same period of the previous year, mainly due to the conflict in the Middle East, which prevented sales to that market for several months. Overall, markets experienced weak demand as a result of low economic growth and low levels of construction activity; however, during the most recent months, a recovery in demand and improved sales have been observed across several markets.

In Remanufacturing, the market started the year with weak demand, driven by lower construction and renovation activity during the first months of the year. However, demand has recovered in recent months, mainly driven by seasonal factors, lower inventory levels, and challenges affecting producers in competing countries.

Plywood

Sales for the nine-month period ended September 2026 were lower than in the same period of 2025, mainly driven by reduced production at the beginning of the year due to lower availability of pruned logs. In addition, market demand has remained weaker than in 2025.

Panels (MDF, PB, Melamine)

Sales for the nine-month period ended September 2026 were higher than in the same period of 2025, driven primarily by a recovery in demand from South American markets.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	09-30-2026	09-30-2025
	ThU.S.$	ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	646,240	991,989

Cash flows from (used in) financing activities:	1,047,511	645,954
Share issue	200,000	-
Obtaining and paying borrowings and bonds	878,016	907,114
Payments of lease liabilities	(21,854)	(57,936)
Dividends paid	(8,651)	(114,622)
Others	-	(88,602)
Cash flows from (used in) investment activities:	(1,811,041)	(1,746,197)
Purchase and sale of property, plant and equipment	(1,704,395)	(1,105,901)
Purchase and sale of biological assets	(150,587)	(654,616)
Purchase and sale of intangible assets	(1,879)	(6,060)
Additions (disposals), investments in subsidiaries, joint ventures and associates	34,451	(11,342)
Dividends received	12,097	6,632
Others	(728)	25,090
Positive (negative) net cash flow	(117,290)	(108,254)

Our cash flow from operating activities showed a positive balance of MU.S.$ 646 for the current period, representing a negative variation of MU.S.$ (346) compared to the previous period (positive balance of MU.S.$ 992 for the same period in 2025), resulting mainly from higher payments to suppliers, higher other payments related to operating activities and higher interest paid, partially offset by higher other operating receipts.

The cash flow from financing activities showed a positive balance of MU.S.$ 1,048 for the current period, representing a positive variation of MU.S.$ 402 compared to the previous period (positive balance of MU.S.$ 646 for the same period in 2025). This was mainly due to higher cash inflows from capital contributions and lower cash dividends paid.

The cash flow from investing activities for the current period reflected a negative balance of MU.S.$ (1,811), representing a negative variation of MU.S.$ (65) compared to the same period in 2025 (which reported a negative balance of MU.S.$ (1,746)). This variation was primarily driven by higher capital expenditures on purchase of property, plant and equipment related to the Sucuriú project, partially offset by higher proceeds from the sale of non-current assets (forest plantations) and from disposal of Inversiones Puerto Coronel S.A.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintained, as of September 30, 2026, a ratio of fixed rate debt to total consolidated debt of approximately 84.6%, which we believe is consistent with industry standards.

With respect to fluctuations in the selling prices of pulp and forest products, the Company does not enter into futures transactions, as its relatively low-cost structure limits the risks associated with such price fluctuations.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The interim consolidated financial statements as of September 30, 2026 include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		09-30-2026	12-31-2025
	Note	ThU.S.$	ThU.S.$

Assets
Current assets
Cash and cash equivalents	5-23	1,146,212	1,284,053
Other current financial assets	23	404,193	231,024
Other current non-financial assets	25	177,259	212,816
Trade and other current receivables	23	748,505	832,166
Accounts receivable from related companies	13-23	1,593	490
Current inventories	4	1,573,933	1,516,639
Current biological assets	20	313,881	236,333
Current tax assets	6	53,524	76,309
Total current assets other than assets or disposal groups classified as held for sale		4,419,100	4,389,830
Non-current assets or disposal groups classified as held for sale	22	4,630	3,901
Total current assets		4,423,730	4,393,731
Non-current assets
Other non-current financial assets	23	146,779	257,498
Other non-current non-financial assets	25	795,079	655,854
Non-current receivables	23	56,189	79,325
Investments accounted for using equity method	15-16	447,765	483,542
Intangible assets other than goodwill	19	51,843	50,493
Goodwill	17	53,313	52,681
Property, plant and equipment	7	12,281,859	11,124,813
Right of use assets	8	1,291,562	1,003,718
Non-current biological assets	20	3,105,084	3,101,604
Deferred tax assets	6	120,710	101,504
Total non-current assets		18,350,183	16,911,032
Total assets		22,773,913	21,304,763

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		09-30-2026	12-31-2025
	Note	ThU.S.$	ThU.S.$

Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	5-23	988,105	708,470
Current lease liabilities	5-23	66,755	55,823
Trade and other current payables	23	951,110	1,043,241
Accounts payable to related companies	13-23	22,347	9,437
Other short-term provisions	18	2,657	3,055
Current tax liabilities	6	18,144	30,405
Current provisions for employee benefits	10	6,406	7,501
Other current non-financial liabilities	25	118,378	73,643
Current liabilities other than liabilities included in disposal groups classified as held for sale		2,173,902	1,931,575
Total current liabilities		2,173,902	1,931,575
Non-current liabilities
Other non-current financial liabilities	5-23	7,594,159	6,939,288
Non-current lease liabilities	5-23	1,288,527	959,237
Non-current payables	23	36,516	53,713
Non-current accounts payable to related companies	13-23	23,695	23,924
Other long-term provisions	18	39,594	38,588
Deferred tax liabilities	6	1,504,757	1,550,057
Current tax liabilities, non-current	6	1,489	7,256
Non-current provisions for employee benefits	10	75,319	87,359
Other non-current non-financial liabilities	25	25,296	30,288
Total non-current liabilities		10,589,352	9,689,710

Total liabilities		12,763,254	11,621,285

Equity

Issued capital	3	1,753,618	1,553,618
Retained earnings		8,371,093	8,328,561
Other reserves		(119,136)	(204,592)
Equity attributable to owners of parent company		10,005,575	9,677,587
Non-controlling interests		5,084	5,891
Total equity		10,010,659	9,683,478
Total equity and liabilities		22,773,913	21,304,763

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January - September		July - September
		2026	2025	2026	2025
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	4,681,013	4,565,591	1,599,741	1,509,461
Cost of sales	3	(3,565,442)	(3,355,870)	(1,199,434)	(1,159,968)
Gross profit (loss)		1,115,571	1,209,721	400,307	349,493
Other income	3	281,336	209,950	73,136	121,921
Distribution costs	3	(561,050)	(508,811)	(200,261)	(166,248)
Administrative expenses	3	(426,577)	(425,041)	(137,486)	(140,018)
Other expense by function	3	(98,783)	(105,553)	(33,451)	(29,788)
Profit (loss) from operating activities		310,497	380,266	102,245	135,360
Finance income	3	55,928	45,354	18,206	16,641
Finance costs	3	(322,134)	(298,266)	(107,635)	(103,419)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	(12,409)	(6,082)	(7,943)	(231)
Gains (losses) on exchange differences on translation		55,109	(90,717)	10,505	(16,309)
Profit (loss) before income tax		86,991	30,555	15,378	32,042
Income tax benefit (expense)	6	12,477	(40,829)	12,291	(32,257)
Net profit (loss)		99,468	(10,274)	27,669	(215)
Net profit (loss) attributable to
Net profit (loss) attributable to owners of parent company		99,581	(9,992)	27,845	(1)
Net profit (loss) attributable to non-controlling interests		(113)	(282)	(176)	(214)
Profit (loss) from continuing operations		99,468	(10,274)	27,669	(215)
Net profit (loss)		99,468	(10,274)	27,669	(215)
Earnings (loss) per share
Basic earnings (loss) per share (in U.S.$ per share)
Basic earnings (loss) per share from continuing operations	26	0.7479873	(0.0799091)	0.2063525	(0.0000080)
Basic earnings (loss) per share from discontinued operations		-	-	-	-
Basic and diluted earnings (loss) per share		0.7479873	(0.0799091)	0.2063525	(0.0000080)
Diluted earnings (loss) per share (in U.S.$ per share)
Diluted earnings (loss) per share from continuing operations		0.7479873	(0.0799091)	0.2063525	(0.0000080)
Diluted earnings (loss) per share from discontinued operations		-	-	-	-
Diluted earnings (loss) per share		0.7479873	(0.0799091)	0.2063525	(0.0000080)

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January - September		July - September
		2026	2025	2026	2025
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Net profit (loss)		99,468	(10,274)	27,669	(215)
Components of other comprehensive income (loss) that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income (loss) before tax gains losses on remeasurements of defined benefit plans	10	5,518	5,329	889	448
Other comprehensive income (loss) that will not be reclassified to profit or loss before tax		5,518	5,329	889	448
Components of other comprehensive income (loss) that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	9,200	132,651	(12,263)	17,336
Other comprehensive income (loss) before tax exchange differences on translation		9,200	132,651	(12,263)	17,336
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	140,452	477,243	40,638	77,850
Reclassification adjustments on cash flow hedges, before tax	23	(54,964)	-	(22,361)	-
Other comprehensive income (loss) before tax cash flow hedges		85,488	477,243	18,277	77,850
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(5,907)	(2,573)	(8,179)	512
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(5,907)	(2,573)	(8,179)	512
Other Comprehensive income (loss) that will be reclassified to profit or loss before tax		88,781	607,321	(2,165)	95,698
Income tax relating to components of other comprehensive income (loss) that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income (loss)	6	(1,490)	(1,439)	(240)	(121)
Income tax relating to components of other comprehensive income (loss) that will not be reclassified to profit or loss before tax		(1,490)	(1,439)	(240)	(121)
Income tax relating to components of other comprehensive income (loss) that will be reclassified to profit or loss
Income tax relating to cash flow hedges of other comprehensive income (loss)	6-23	(18,141)	(124,812)	(2,318)	(17,830)
Income tax relating to share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		1,696	652	2,231	(90)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(16,445)	(124,160)	(87)	(17,920)
Other comprehensive income (loss)		76,364	487,051	(1,603)	78,105
Total comprehensive income (loss)		175,832	476,777	26,066	77,890

Comprehensive income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		176,495	477,062	26,466	78,095
Comprehensive income (loss), attributable to non-controlling interests		(663)	(285)	(400)	(205)
Total comprehensive income (loss)		175,832	476,777	26,066	77,890

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of actuarial losses on defined benefit plans	Other reserves	Total other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interests	Total equity
09-30-2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance at 01-01-2026	1,553,618	(582,215)	287,494	(34,533)	124,662	(204,592)	8,328,561	9,677,587	5,891	9,683,478
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	99,581	99,581	(113)	99,468
Other comprehensive income (loss), net of tax	-	9,750	67,347	4,028	(4,211)	76,914	-	76,914	(550)	76,364
Comprehensive income (loss)	-	9,750	67,347	4,028	(4,211)	76,914	99,581	176,495	(663)	175,832
Issue of equity	200,000	-	-	-	-	-	-	200,000		200,000
Dividends	-	-	-	-	-	-	(48,507)	(48,507)	(144)	(48,651)
Increase (decrease) through transfers and other changes equity	-	-	-	-	8,542	8,542	(8,542)	-	-	-
Changes in equity	200,000	9,750	67,347	4,028	4,331	85,456	42,532	327,988	(807)	327,181
Closing balance at 09-30-2026	1,753,618	(572,465)	354,841	(30,505)	128,993	(119,136)	8,371,093	10,005,575	5,084	10,010,659

	Issued capital	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of actuarial losses on defined benefit plans	Other reserves	Total other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interests	Total equity
09-30-2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance at 01-01-2025	1,103,618	(715,780)	(50,012)	(37,923)	104,968	(698,747)	8,312,384	8,717,255	6,460	8,723,715
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	(9,992)	(9,992)	(282)	(10,274)
Other comprehensive income (loss), net of tax	-	132,654	352,431	3,890	(1,921)	487,054	-	487,054	(3)	487,051
Comprehensive income (loss)	-	132,654	352,431	3,890	(1,921)	487,054	(9,992)	477,062	(285)	476,777
Issue of equity	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	(242)	(242)
Increase (decrease) through transfers and other changes equity	-	-	-	-	16,075	16,075	(16,075)	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	1,827	1,827	-	1,827
Changes in equity	-	132,654	352,431	3,890	14,154	503,129	(24,240)	478,889	(527)	478,362
Closing balance at 09-30-2025	1,103,618	(583,126)	302,419	(34,033)	119,122	(195,618)	8,288,144	9,196,144	5,933	9,202,077

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - September
	2026	2025
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	5,057,162	5,041,515
Receipts from rents and subsequent sales of such assets	31,659	27,078
Other cash receipts from operating activities	775,841	550,840
Classes of cash payments
Payments to suppliers for goods and services	(3,945,367)	(3,690,927)
Payments to and on behalf of employees	(556,243)	(515,786)
Other cash payments from operating activities	(405,367)	(172,755)
Interest paid	(323,742)	(236,083)
Interest received	54,682	43,528
Income taxes (paid) refunded	(43,167)	(56,177)
Other inflows (outflows) of cash, net	782	756
Cash flow from (used in) operating activities	646,240	991,989

Cash flows from (used in) investing activities

Other cash receipts from sale equity or debt instruments from other entities	69,788	1,052
Other cash payments to acquire equity or debt instruments from other entities	(35,571)	(9,902)
Other cash receipts from sales of interests in joint ventures	347	-
Other cash payments to acquire interest in joint ventures	(113)	(2,492)
Proceeds from sales of property, plant and equipment	13,352	13,306
Purchase of property, plant and equipment	(1,717,747)	(1,119,207)
Proceeds from sales of intangible assets	-	514
Purchase of intangible assets	(1,879)	(6,574)
Proceeds from other long-term assets	262,012	2,031
Purchase of other long-term assets	(412,599)	(656,647)
Dividends received	12,097	6,632
Other inflows (outflows) of cash, net	(728)	25,090
Cash flows from (used in) investing activities	(1,811,041)	(1,746,197)

Cash flows from (used in) financing activities

Proceeds from issuing shares	200,000	-
Total proceeds from borrowings	1,287,613	1,355,709
Proceeds from long-term borrowings	1,029,302	1,019,000
Proceeds from short-term borrowings	258,311	336,709
Repayments of borrowings	(409,597)	(448,595)
Payments of lease liabilities	(21,854)	(57,936)
Dividends paid	(8,651)	(114,622)
Other inflows (outflows) of cash, net	-	(88,602)
Cash flows from (used in) financing activities	1,047,511	645,954
Increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(117,290)	(108,254)
Effect of exchange rate changes on cash and cash equivalents	(20,551)	26,907
Increase (decrease) of cash and cash equivalents	(137,841)	(81,347)
Cash and cash equivalents, at the beginning of the period	1,284,053	1,071,560
Cash and cash equivalents, at the end of the period	1,146,212	990,213

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND 2025 AND DECEMBER 31, 2025

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation. As it is an issuer of publicly offered securities (bonds), these are registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”), and the Company is therefore subject to the supervision of said Commission. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of September 30, 2026, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s interim consolidated financial statements were prepared on a going concern basis.

Presentation of interim consolidated financial statements

The interim consolidated financial statements presented by Arauco are comprised by the following:

-	Interim consolidated statements of financial position as of September 30, 2026 and December 31, 2025.
-	Interim consolidated statements of profit or loss for the three and nine months periods ended September 30, 2026 and 2025.
-	Interim consolidated statements of comprehensive income for the three and nine months period ended September 30, 2026 and 2025.
-	Interim consolidated statements of changes in equity for nine month periods ended September 30, 2026 and 2025.
-	Interim consolidated statements of cash flows for the nine month period ended September 30, 2026 and 2025.
-	Explanatory disclosures (notes).

Period covered by the interim consolidated financial statements

For the periods between January 1 and September 30, 2026 and 2025.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Date of approval of the interim consolidated financial statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 769 held on November 2, 2026.

Abbreviations used in this report:

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRS - International Financial Reporting Standards

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Th€ - Thousands of Euros

MUYU$ - Thousands of Uruguayan pesos

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar. Figures on these consolidated financial statements are presented in thousands of rounded U.S. dollar (ThU.S.$).

Summary of significant accounting policies

a)	Basis for preparation of the interim consolidated financial statements

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and they represent the explicit and unreserved adoption of IFRS.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

The interim consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

The interim consolidated statements of cash flows are presented using the direct method.

b)	Critical accounting estimates and judgments

The preparation of these interim consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

- Litigation and contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigation is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigation see Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company's relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the interim consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco's accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these interim consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

The subsidiaries non-controlling interests in profits or losses and in the equity are presented separately in the interim consolidated statement of comprehensive income, in the interim consolidated statement of changes in equity and in the interim consolidated statement of financial position respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions is the Chief Executive Officer who is the highest authority for making decisions and is supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp
•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within equity.

(iii) Foreign currency transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

g)	Financial instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interest (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interest”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interest and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in statement of profit or loss. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Additionally, Arauco enters into contracts relating to the sale of a portfolio of customer receivable, which are accounted for in accordance with IFRS 9 on Financial Instruments. The assigned accounts receivable are derecognized only when Arauco has substantially transferred all the related risks and rewards incidental to their ownership.

To assess whether substantially all the risks and benefits of ownership have been transferred, Arauco considers, among other factors, credit risk, late payment risk, and foreign exchange risk. Collections related to the assigned portfolio of accounts receivable are presented in the consolidated statement of cash flows as part of operating activities.

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs. Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

h)	Derivative financial instruments

(i) Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and not with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from the terms and conditions of sale of the products, slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

k)	Business combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments' proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco's ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses). Investments in associates and joint ventures are presented in the interim consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco's carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i) Computer software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

(ii) Water rights, rights of way and other rights

This item includes water rights, rights of way and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii) Customers relationships

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer's previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco Indústria de Painéis S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these consolidated financial statements, are translated into U.S. dollars at the closing exchange rate.

o)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

•	The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;
•	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;
•	The initial direct costs incurred by the lessee; and
•	An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease. At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 5 and 23.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)	Biological assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Other non-financial assets and liabilities

Non-financial assets are recognized when it is probable that the related economic benefits will flow to the entity and their cost can be measured reliably.

Non-financial liabilities are recognized when a legal or constructive obligation exists as a result of a past event, it is probable that an outflow of economic resources will be required to settle the obligation, and the amount of the obligation can be measured reliably.

u)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i) Revenue recognition from the sale of goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

The structure for recognizing revenue from export sales is based on the 2020 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrive at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii) Revenue recognition from rendering of services

Revenue from the rendering of services is recognized as long as the performance obligation has been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

v)	Minimum dividend

The statutes of the Company provide that for the purposes of the annual distribution of the net income of each year, it will be up to the Ordinary Shareholders' Meeting annually to determine the part of said profits that will be distributed as a dividend to the shareholders. Such determination will be made by the Board without being subject to the minimum of 30% established in article No. 79 of the Chilean Corporations Law No. 18,046, on Public Limited Companies, and may agree to the distribution of a lower percentage.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

In a board meeting on September 24, 2024, it was agreed to modify the dividend policy, establishing that an amount equivalent to 30% of the distributable net profit for the fiscal years 2024, 2025 and 2026, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

At the board meeting held on October 24, 2025, an amendment to the dividend policy was approved, establishing that if the Company exercises its option to defer the payment of interest on the Series “AG” Bonds, issued and placed in the local market on the same date, the Company may not declare or pay dividends while any deferred interest remains outstanding.

w)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to owners of the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

x)	Impairment

Non-financial assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exist or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

y)	Employee benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

z)	Employee vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

aa)	Recent accounting pronouncements

a)	Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2026:

Standards, interpretations and amendments	Content	Mandatory application for annual periods beginning on or after
Amendment IFRS 9 and IFRS 7

Classification and Measurement of Financial Instruments

Clarify the requirements, give the guidance, add new disclosures requirements for certain financial instruments, and update the disclosures for equity instruments designated at fair value through other comprehensive income.

Contracts Referencing Nature Dependent Electricity

Clarify the application and disclosure requirements; permitting hedge accounting if these contracts are used as hedging instruments.

January 1, 2026

The adoption of the amendments described in the table above, have not had a significant impact on Arauco’s consolidated financial statements.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards, interpretations and amendments	Content	Mandatory application for annual periods beginning on or after
IFRS 18	Presentation and Disclosure in Financial Statements This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss.	January 1, 2027
IFRS 19

Subsidiaries without Public Accountability: Disclosures

An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19.

January 1, 2027
Amendment IAS 21	Translation to a Hyperinflationary Presentation Currency These narrow-scope specify the translation procedures for an entity whose presentation currency is that of a hyperinflationary economy	January 1, 2027
IFRS 20

Regulatory Assets and Regulatory Liabilities

It aims to help investors better understand how that rate regulation affects an entity’s financial performance, financial position and its prospects for future cash flows.

January 1, 2029
Amendment IAS 28

Investments in Associates and Joint Ventures

Clarifies which entities are permitted to apply the option of measuring investments in associates and joint ventures at fair value through profit or loss, instead of applying the equity method.

January 1, 2027

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period, except for the new IFRS 18 standard that will modify the actual presentation of the statement of profit or loss, and we are currently evaluating any significant impacts.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of September 30, 2026, there had not been significant changes in the accounting policies with respect to the 2025 financial year.

Changes to accounting estimates

As of September 30, 2026, there had been no changes in the methodologies for calculating the accounting estimates with respect to the 2025 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on issued capital

On June 11, 2026, a capital increase of ThU.S.$ 200,000, equivalent to 3,045,183 shares, was subscribed and paid in full.

As of September 30, 2026 and December 31, 2025, the shareholders composition according to the amount of shares owned was as follows:

	09-30-2026		12-31-2025
Shareholders	Shares	%	Shares	%
Empresas Copec S.A.	134,938,855	99.99991552%	131,893,675	99.99991584%
AntarChile S.A.	114	0.00008448%	111	0.00008416%
	134,938,969	100.00000000%	131,893,786	100.00000000%

At the date of these interim consolidated financial statements, the share capital of Arauco was ThU.S.$ 1,753,618.

	09-30-2026	12-31-2025
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	134,938,969	131,893,786
Nominal value of shares by type of capital in ordinary shares	U.S.$ 12.9956 per share	U.S.$ 11.7793 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 1,753,618	ThU.S.$ 1,553,618
Number of shares issued and fully paid by type of capital in ordinary shares	134,938,969	131,893,786

b)	Dividends paid

On May 12, 2026, a definitive dividend of ThU.S.$ 8,449 was paid in accordance with the dividend policy for the distribution of 30% of the distributable net profit.

On May 7, 2025, a definitive dividend of ThU.S.$ 112,287 was paid in accordance with the dividend policy for the distribution of 30% of the distributable net profit, after deducting the payment made in December 2024 of ThU.S.$ 94,397.

The ThU.S.$ 48,507 presented in the consolidated statement of changes in equity corresponds to the minimum dividend provision for the period ended September 30, 2026. For the period ended September 30, 2025 no minimum dividend provision was recognized, as distributable net profit resulted in a loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

In the consolidated statement of cash flows, the dividends paid line shows an amount of ThU.S.$ 8,651 for the period ended September 30, 2026 (ThU.S.$ 114,622 for the period September 30, 2025), of which ThU.S.$ 8,387 (ThU.S.$ 114,199 for the period ended September 30, 2025) correspond to the dividends payment made to the parent company.

See Note 26 for details.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-12-2026
Amount of dividends	ThU.S.$ 8,449
Number of shares on which pay dividends	131,893,786
Dividend per shares	U.S.$ 0.064060

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-07-2025
Amount of dividends	ThU.S.$ 112,287
Number of shares on which pay dividends	125,042,124
Dividend per shares	U.S.$ 0.897997

c)	Disclosure of information on reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve corresponds to the part of the net gains or losses of derivatives financial instruments that qualify as cash flow hedges, in force in Arauco at the end of each period/fiscal year.

Reserve of actuarial losses in defined benefit plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of legal reserves and other comprehensive income of investments in associates and joint agreements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended September 30, 2026 and 2025 are as follows:

	January - September		July - September
	2026	2025	2026	2025
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	281,336	209,950	73,136	121,921
Gain from changes in fair value of biological assets (Note 20)	202,940	147,448	27,204	115,590
Net income from insurance compensation	4,322	3,220	3,505	581
Income from export promotion	787	1,017	160	363
Lease income	5,548	4,641	2,496	1,226
Gain on sales of assets	8,976	24,822	3,196	2,946
Rights of way	57	3,620	-	90
Gain on sales of subsidiaries and associates	26,656	-	26,656	-
Reversal of impairment of property, plants and equipment	882	1,711	435	-
Reimbursement provisions (legal and others)	2,568	3,123	468	250
Gain on contract assignment	2,155	-	589	-
Other operating income	26,445	20,348	8,427	875

Classes of Other Expenses by function
Total Other Expenses by function	(98,783)	(105,553)	(33,451)	(29,788)
Depreciation for leased assets	(2,279)	(1,968)	(829)	(701)
Provision legal expenses	(4,467)	(4,816)	(1,140)	(2,260)
Impairment provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(14,481)	(16,257)	(7,838)	(5,246)
Operating expenses related to restructuring or from plants stoppage or closed	(14,933)	(21,006)	(8,008)	(8,264)
Expenses related to projects	(9,335)	(5,619)	(4,109)	(3,137)
Loss on leasses	(5)	(930)	(5)	(219)
Loss on sale of assets	(5,011)	(5,481)	(2,370)	(2,203)
Loss and repair of assets	(1,851)	(6,310)	(1,332)	(164)
Forest losses	(19,519)	(18,533)	(849)	433
Other Taxes	(20,849)	(16,651)	(4,948)	(4,819)
Research and development expenses	(1,375)	(1,239)	(457)	(459)
Fines, readjustments and interest	(627)	(443)	(365)	(162)
Loss of tax credits	-	(135)	-	-
Other expenses	(4,051)	(6,165)	(1,201)	(2,587)

Classes of Finance Income
Total Finance Income	55,928	45,354	18,206	16,641
Finance income by mutual funds - term deposits	39,535	27,809	13,462	10,881
Other finance income	16,393	17,545	4,744	5,760

Classes of Finance Costs
Total Finance Costs	(322,134)	(298,266)	(107,635)	(103,419)
Interest expense, Bank borrowings	(34,235)	(55,296)	(10,939)	(20,529)
Interest expense, Bonds	(142,721)	(162,923)	(42,694)	(56,458)
Interest expense resulting from derivatives	(51,287)	(17,289)	(18,644)	(1,514)
Interest expense for right-of-use	(56,245)	(34,063)	(20,585)	(12,792)
Other finance costs	(37,646)	(28,695)	(14,773)	(12,126)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	(12,409)	(6,082)	(7,943)	(231)
Investments in associates	800	(746)	(47)	476
Investments in joint ventures	(13,209)	(5,336)	(7,896)	(707)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - September		July - September
	2026	2025	2026	2025
Cost of sales	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Timber	750,306	724,321	247,859	263,428
Forestry labor costs and other services	493,813	484,235	176,289	169,677
Depreciation and amortization	445,989	426,542	143,834	146,954
Depreciation for right of use	24,656	23,954	7,433	6,175
Maintenance costs	254,968	238,410	76,744	75,540
Chemical costs	529,082	491,432	187,142	164,334
Sawmill costs	87,556	84,489	31,313	26,663
Other raw materials	205,324	193,349	74,640	66,823
Other indirect costs	184,864	162,140	62,397	58,190
Energy and fuel	199,454	183,442	64,909	65,105
Cost of electricity	42,582	40,025	15,245	15,848
Salaries, other compensation and other personnel expenses	346,848	303,531	111,629	101,231
Total	3,565,442	3,355,870	1,199,434	1,159,968

Total amount is comprised of the cost of inventory sales for ThU.S.$ 3,475,787 as of September 30, 2026 (ThU.S.$ 3,253,361 for the period ended September 30, 2025) and the cost of rendering services for ThU.S.$ 89,655 as of September 30, 2026 (ThU.S.$ 102,509 for the period ended September 30, 2025).

	January - September		July - September
	2026	2025	2026	2025
Distribution costs	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Selling costs	24,560	23,904	8,463	7,872
Commissions	13,293	12,302	4,513	4,264
Insurance	3,911	4,503	1,307	1,485
Provision for doubtful accounts	207	95	18	(138)
Other selling costs	7,149	7,004	2,625	2,261
Shipping and freight costs	536,490	484,907	191,798	158,376
Port services	49,173	48,965	17,133	15,890
Freights	413,339	388,663	148,797	128,191
Depreciation for right of use	1,858	1,221	1,073	427
Depreciation	409	–	144	–
Shipping internment, warehousing, stowage, customs and other costs	71,711	46,058	24,651	13,868
Total	561,050	508,811	200,261	166,248

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

	January - September		July - September
	2026	2025	2026	2025
Administrative expenses	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Wages and salaries	184,932	171,097	58,015	56,802
Marketing, advertising, promotion and publications expenses	10,082	10,155	3,159	4,270
Insurances	24,685	30,394	8,816	10,286
Depreciation and amortization	28,958	30,950	9,628	10,282
Depreciation for right of use	7,871	6,268	3,207	2,235
Computer services	29,968	25,977	9,592	7,795
Lease of offices, other property and vehicles	5,084	4,990	1,631	1,694
Donations, contributions, scholarships	4,427	4,409	1,623	1,999
Fees (legal and technical advisors)	27,056	26,231	8,972	8,607
Property taxes, city permits and rights	18,822	27,432	5,357	9,000
Cleaning services, security services and transportation	17,282	17,259	5,775	5,782
Third-party variable services (manoeuvres, logistics)	21,533	24,738	7,138	6,488
Basic services (electricity, telephone, water)	5,123	5,168	1,375	1,663
Maintenance and repair	3,382	3,694	1,356	1,155
Seminars, courses, training materials	1,867	1,694	627	567
Travels, clothing and safety equipment, environmental expenses, audits and others	35,505	34,585	11,215	11,393
Total	426,577	425,041	137,486	140,018

NOTE 4. INVENTORIES

	09-30-2026	12-31-2025
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	154,640	169,449
Production supplies	237,938	226,114
Work in progress	55,868	75,497
Finished goods	820,330	764,939
Spare parts	305,157	280,640
Total inventories	1,573,933	1,516,639

Inventories are subject to obsolescence adjustments and assessments to ensure that they are recorded at the lower of cost and net realizable value. As of September 30, 2026, inventories increased by ThU.S.$ 1,472 (decreased by ThU.S.$ 5,457 as of December 31, 2025) as a result of write-downs to net realizable value. Such write-downs were recognized in cost of sales in both periods.

As of September 30, 2026, the amount of obsolescence provision is ThU.S.$ 65,058 (ThU.S.$ 63,690 as of December 31, 2025), as a consequence of the foregoing, a decrease of inventories was recognized of ThU.S.$ 1,368 (a decrease of ThU.S.$ 4,003 as of September 30, 2025).

For the period ended September 30, 2026, there were inventory write-offs of ThU.S.$ 676 (ThU.S.$ 1,850 for the period ended September 30, 2025), which are presented in the interim consolidated statements of profit or loss within cost of sales.

As of the date of these interim consolidated financial statements, no inventories were pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	09-30-2026	12-31-2025
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	70	57
Balances with Banks	656,134	805,428
Short-term deposits	432,862	426,269
Mutual funds	55,949	52,299
Reverse repurchase agreement	1,197	–
Total	1,146,212	1,284,053

The risk classification of the Company’s mutual funds as of September 30, 2026 and December 31, 2025 is shown below.

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
AAAfm	16,703	620
AAfm	14,964	10,317
No classification (*)	24,282	41,362
Total Mutual Funds	55,949	52,299

(*) Correspond to mutual funds whose local classification applies a methodology different from that used for the other mutual funds in which the Company invests. Nevertheless, these funds meet the definition of cash equivalents, as they are subject to an insignificant risk of changes in value.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of financial liabilities

	09-30-2026
	Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities	Other financial liabilities, Total
Reconciliation of Other Financial Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	1,256,166	19,878	6,302,554	69,160	7,647,758
Cash flows
(+) Borrowings obtained	1,287,613	-	-	-	1,287,613
(-) Repayment of borrowings	(387,327)	2,193	(24,463)	-	(409,597)
(-) Interest paid	(65,867)	(32,285)	(165,332)	(3,965)	(267,449)
(+/-) Obtention (payment) of collateral	-	-	-	101,070	101,070
(+) Accrued interest	75,558	32,285	198,088	3,965	309,896
(+/-) Exchange rate difference	(4,817)	-	(103,455)	-	(108,272)
(+/-) Changes in fair value	-	12,193	-	-	12,193
(+/-) Other movements	3,023	-	6,029	-	9,052
Closing balance	2,164,349	34,264	6,213,421	170,230	8,582,264

	12-31-2025
	Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities	Other financial liabilities, Total
Reconciliation of Other Financial Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	1,151,023	201,918	4,717,676	-	6,070,617
Cash flows
(+) Borrowings obtained	961,136	-	1,343,803	-	2,304,939
(-) Repayment of borrowings	(850,800)	1,784	(45,750)	-	(894,766)
(-) Commissions paid	(87,202)	-	(64)	-	(87,266)
(-) Interest paid	(70,078)	(48,782)	(210,690)	(1,429)	(330,979)
(+/-) Obtention (payment) of collateral	-	-	-	69,160	69,160
(+) Accrued interest	77,363	48,782	224,724	1,429	352,298
(+/-) Exchange rate difference	56,988	-	278,252	-	335,240
(+/-) Changes in fair value	-	(183,824)	-	-	(183,824)
(+/-) Other movements	17,736	-	(5,397)	-	12,339
Closing balance	1,256,166	19,878	6,302,554	69,160	7,647,758

	09-30-2026	12-31-2025
Reconciliation of Lease liabilities	ThU.S.$	ThU.S.$
Opening balance	1,015,060	727,990
Cash flows
(-) Lease payments (*)	(65,024)	(101,832)
(-) Interest paid	(56,293)	(48,687)
(+) Accrued interest	56,245	48,687
(+/-) Exchange rate difference	40,163	72,527
(+) Increase due to new leases liabilities	363,807	340,622
(+/-) Other movements	1,324	(24,247)
Closing balance	1,355,282	1,015,060

(*) In the Consolidated Statement of Cash Flows, the line item "Payments of lease liabilities" of ThU.S.$ 21,854 is presented net of cash receipts from the settlement of derivatives (BRL/US$ NDFs) that hedge the foreign exchange risk associated with the lease liability, amounting to ThU.S.$ 43,170 as of September 30, 2026.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred tax assets

The following table sets forth the deferred tax assets as of the dates indicated:

	09-30-2026	12-31-2025
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	10,929	11,973
Deferred tax assets relating to post-employment benefits	22,240	26,018
Deferred tax assets relating to property, plant and equipment	209,806	122,533
Deferred tax assets relating to impairment provision	7,474	7,260
Deferred tax assets relating to financial instruments	100,773	84,304
Deferred tax assets relating to tax loss carry forward	178,070	240,892
Deferred tax assets relating to inventories	19,598	20,252
Deferred tax assets relating to provisions for income	19,307	41,364
Deferred tax assets relating to allowance for doubtful accounts	2,992	2,709
Deferred tax assets relating to intangible revaluation	513	397
Deferred tax assets relating to other deductible temporary differences	83,944	65,147
Total deferred tax assets	655,646	622,849
Offsetting presentation	(534,936)	(521,345)
Net effect	120,710	101,504

Certain subsidiaries of Arauco mainly in Chile and Brazil, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 632,913 (ThU.S.$ 874,360 as of December 31, 2025).

In addition, as of the closing date of these interim consolidated financial statements, there are ThU.S.$ 110,209 (ThU.S.$ 118,725 as of December 31, 2025) of non-recoverable tax losses mainly from subsidiaries in the United States. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	09-30-2026	12-31-2025
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,373,988	1,397,529
Deferred tax liabilities relating to financial instruments	39,733	42,384
Deferred tax liabilities relating to biological assets	469,397	481,293
Deferred tax liabilities relating to inventory	62,696	60,729
Deferred tax liabilities relating to prepaid expenses	37,874	37,378
Deferred tax liabilities relating to intangible	5,216	5,419
Deferred tax liabilities relating to other taxable temporary differences	50,789	46,670
Total deferred tax liabilities	2,039,693	2,071,402
Offsetting presentation	(534,936)	(521,345)
Net effect	1,504,757	1,550,057

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 18,141 for the period ended September 30, 2026 (debit of ThU.S.$ 124,812 for the period ended September 30, 2025), which is presented in the consolidated statement of comprehensive income and net in reserves for cash flow hedges in the consolidated statement of changes in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

Deferred tax assets	Opening balance 01-01-2026 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 09-30-2026 ThU.S.$
Deferred tax assets relating to liabilities provisions	11,973	(1,128)	-	84	10,929
Deferred tax assets relating to post-employment benefits	26,018	(2,282)	(1,490)	(6)	22,240
Deferred tax assets relating to property, plant and equipment	122,533	87,271	-	2	209,806
Deferred tax assets relating to impairment provision	7,260	45	-	169	7,474
Deferred tax assets relating to financial instruments	84,304	16,209	-	260	100,773
Deferred tax assets relating to tax loss carry forward	240,892	(45,759)	(18,377)	1,314	178,070
Deferred tax assets relating to inventories	20,252	(663)	-	9	19,598
Deferred tax assets relating to provisions for income	41,364	(21,960)	-	(97)	19,307
Deferred tax assets relating to allowance for doubtful accounts	2,709	282	-	1	2,992
Deferred tax assets relating to intangible revaluation	397	115	-	1	513
Deferred tax assets relating to other deductible temporary differences	65,147	18,441	-	356	83,944
Total deferred tax assets	622,849	50,571	(19,867)	2,093	655,646

Deferred tax liabilities	Opening balance 01-01-2026 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 09-30-2026 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,397,529	(25,790)	-	2,249	1,373,988
Deferred tax liabilities relating to financial instruments	42,384	(2,415)	(236)	-	39,733
Deferred tax liabilities relating to biological assets	481,293	(11,896)	-	-	469,397
Deferred tax liabilities relating to inventory	60,729	2,019	-	(52)	62,696
Deferred tax liabilities relating to prepaid expenses	37,378	499	-	(3)	37,874
Deferred tax liabilities relating to intangible	5,419	(520)	-	317	5,216
Deferred tax liabilities relating to other taxable temporary differences	46,670	3,766	-	353	50,789
Total deferred tax liabilities	2,071,402	(34,337)	(236)	2,864	2,039,693

Deferred tax assets	Opening balance 01-01-2025 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2025 ThU.S.$
Deferred tax assets relating to liabilities provisions	11,125	541	-	307	11,973
Deferred tax assets relating to post-employment benefits	23,063	4,118	(1,254)	91	26,018
Deferred tax assets relating to property, plant and equipment	89,655	32,815	-	63	122,533
Deferred tax assets relating to impairment provision	5,672	1,240	-	348	7,260
Deferred tax assets relating to financial instruments	70,760	13,066	(244)	722	84,304
Deferred tax assets relating to tax loss carry forward	252,202	109,896	(123,207)	2,001	240,892
Deferred tax assets relating to biological assets	4,806	(4,806)	-	-	-
Deferred tax assets relating to inventories	27,374	(7,272)	-	150	20,252
Deferred tax assets relating to provisions for income	35,889	5,304	-	171	41,364
Deferred tax assets relating to allowance for doubtful accounts	3,160	(474)	-	23	2,709
Deferred tax assets relating to intangible revaluation	215	182	-	-	397
Deferred tax assets relating to other deductible temporary differences	73,791	(9,019)	-	375	65,147
Total deferred tax assets	597,712	145,591	(124,705)	4,251	622,849

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Deferred tax liabilities	Opening balance 01-01-2025 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2025 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,374,164	18,239	-	5,126	1,397,529
Deferred tax liabilities relating to financial instruments	18,887	23,216	281	-	42,384
Deferred tax liabilities relating to biological assets	469,770	11,523	-	-	481,293
Deferred tax liabilities relating to inventory	56,101	4,561	-	67	60,729
Deferred tax liabilities relating to prepaid expenses	34,889	2,454	-	35	37,378
Deferred tax liabilities relating to intangible	6,089	(1,224)	-	554	5,419
Deferred tax liabilities relating to other taxable temporary differences	33,915	11,896	-	859	46,670
Total deferred tax liabilities	1,993,815	70,665	281	6,641	2,071,402

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

	09-30-2026		12-31-2025
	Deductible	Taxable	Deductible	Taxable
	difference	difference	difference	difference
Detail of classes of deferred tax temporary differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	477,576	-	381,957	-
Deferred tax assets - tax loss carry forward	178,070	-	240,892	-
Deferred tax liabilities	-	2,039,693	-	2,071,402
Total	655,646	2,039,693	622,849	2,071,402

	January - September		July - September
	2026	2025	2026	2025
Detail of temporary difference income and loss amounts	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	96,330	808	54,865	20,132
Deferred tax assets - tax loss carryforward	(45,759)	100,251	(24,309)	29,975
Deferred tax liabilities	34,337	(56,857)	11,581	(54,455)
Total	84,908	44,202	42,137	(4,348)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Income tax expense

Income tax expense consists of the following:

	January - September		July - September
	2026	2025	2026	2025
Income tax composition	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(87,546)	(81,435)	(36,385)	(26,620)
Tax benefit arising from tax credit used to reduce current tax expense	3,281	19	3,061	-
Prior period current income tax adjustments	3,617	(967)	4,881	(45)
Other current benefit tax (expenses)	8,217	(2,648)	(1,403)	(1,244)
Current tax expense, net	(72,431)	(85,031)	(29,846)	(27,909)

Deferred tax expense relating to origination and reversal of temporary differences	130,667	(56,049)	66,446	(34,323)
Tax benefit arising from tax credits used to reduce deferred tax expense	(45,759)	100,251	(24,309)	29,975
Total deferred tax benefit (expense), net	84,908	44,202	42,137	(4,348)
Total income tax benefit (expense)	12,477	(40,829)	12,291	(32,257)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies for the period ended September 30, 2026 and 2025:

	January - September		July - September
	2026	2025	2026	2025
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(35,110)	(56,757)	(11,323)	(21,301)
Domestic current income tax expense	(37,321)	(28,274)	(18,523)	(6,608)
Total current income tax expense	(72,431)	(85,031)	(29,846)	(27,909)

Foreign deferred tax benefit (expense)	63,709	1,911	23,602	(17,971)
Domestic deferred tax benefit (expense)	21,199	42,291	18,535	13,623
Total deferred tax benefit (expense)	84,908	44,202	42,137	(4,348)

Total income tax benefit (expense)	12,477	(40,829)	12,291	(32,257)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - September		July - September
	2026	2025	2026	2025
Reconciliation of income tax from statutory rate to effective tax rate	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27%	27%	27%	27%
Tax expense at statutory tax rate	(23,488)	(8,250)	(4,152)	(8,651)
Tax effect of foreign tax rates	13,712	11,142	20,582	3,428
Tax effect of income exempt from taxation	25,626	29,053	(6,698)	10,750
Tax effect of not deductible expenses	(22,395)	(66,863)	(6,037)	(22,789)
Tax effect of a new evaluation of deferred tax assets (*)	29,439	(12,256)	4,255	(10,113)
Tax effect of tax provided in excess in prior periods	3,617	(967)	4,881	(45)
Other tax rate effects (**)	(14,034)	7,312	(540)	(4,837)
Total adjustments to tax expense at applicable tax rate	35,965	(32,579)	16,443	(23,606)
Tax benefit (expense) at effective tax rate	12,477	(40,829)	12,291	(32,257)

(*)	It corresponds mainly to the tax effect associated with the inflation adjustment on Argentine tax bases.
(**)	It mainly includes the tax effect generated by the exchange difference in the conversion of tax bases with local currency other than the functional currency.

Arauco has assessed the potential impact derived from the implementation of the so-called "GloBE or Pillar 2 rules," which seek to ensure that multinational groups pay a minimum effective tax rate of 15%.

To date, this regulation has not been adopted in Chile (the jurisdiction where Arauco’s headquarters are located), but it has been adopted in other jurisdictions where Arauco operates, making it necessary to estimate the potential impact of its application as of its effective date for the period ended September 30, 2026 and December 31, 2025.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Therefore, based on its best understanding, Arauco has evaluated the impact that these regulations could have in all jurisdictions where it operates and has determined that, to date, they would only have an impact on some of its operations in Uruguay. The balance of the provision for this item as of September 30, 2026 amounts to ThU.S.$ 4,255 (ThU.S.$ 20,243 as of December 31, 2025).

Current tax assets and liabilities

The current tax assets and liabilities balances are as follows:

	09-30-2026	12-31-2025
Current tax assets	ThU.S.$	ThU.S.$
Monthly Provisional Payments	43,197	46,156
Income tax receivable	15,256	27,071
Provision tax income	(59,352)	(46,384)
Recoverable credits	52,368	47,698
Other tax receivables	2,055	1,768
Total	53,524	76,309

	09-30-2026	12-31-2025
Current tax liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category)	9,563	24,445
Monthly Provisional Payments and other tax receivables	(1,319)	(15,531)
Other tax payables	9,900	21,491
Total	18,144	30,405

	09-30-2026	12-31-2025
Non-current current tax liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category), non-current	1,489	3,001
Other tax payables, non-current	-	4,255
Total	1,489	7,256

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	09-30-2026	12-31-2025
Property, plant and equipment	ThU.S.$	ThU.S.$

Construction work in progress	3,637,064	2,316,654
Land	981,239	978,088
Buildings	3,524,924	3,565,602
Plant and equipment	3,787,862	3,941,918
Information technology equipment	33,848	39,479
Fixtures and fittings	13,524	12,822
Motor vehicles	94,894	64,695
Bearer plants	1,317	1,045
Other property, plant and equipment	207,187	204,510
Total net	12,281,859	11,124,813

Construction work in progress	3,637,264	2,316,654
Land	981,239	978,088
Buildings	6,700,104	6,578,709
Plant and equipment	9,321,560	9,188,739
Information technology equipment	146,490	147,033
Fixtures and fittings	60,207	57,908
Motor vehicles	175,938	136,536
Bearer plants	1,935	1,350
Other property, plant and equipment	225,735	221,678
Total gross	21,250,472	19,626,695

Construction work in progress	(200)	–
Buildings	(3,175,180)	(3,013,107)
Plant and equipment	(5,533,698)	(5,246,821)
Information technology equipment	(112,642)	(107,554)
Fixtures and fittings	(46,683)	(45,086)
Motor vehicles	(81,044)	(71,841)
Bearer plants	(618)	(305)
Other property, plant and equipment	(18,548)	(17,168)
Total accumulated depreciation and impairment	(8,968,613)	(8,501,882)

Description of property, plant and equipment pledged as security for liabilities

As of September 30, 2026, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	2,210,513	3,561,992

The disbursements commitments are mainly related to Sucuriú project.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of September 30, 2026 and December 31, 2025:

Reconciliation of property, plant and	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Bearer plants	Other property, plant and equipment	Total
equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2026	2,316,654	978,088	3,565,602	3,941,918	39,479	12,822	64,695	1,045	204,510	11,124,813
Changes
Additions	1,606,654	714	14,830	20,047	158	555	5,486	-	2,716	1,651,160
Disposals	-	(751)	(351)	(4,316)	(24)	-	(292)	-	(84)	(5,818)
Withdrawals	(1,488)	(1,234)	(1,834)	(5,958)	(1)	(140)	(15)	-	(1,410)	(12,080)
Depreciation	-	-	(170,463)	(306,482)	(6,004)	(2,260)	(10,656)	(314)	(1,387)	(497,566)
Reversal of impairment losses	-	-	65	128	-	-	-	-	-	193
Increase (decrease) through net exchange differences	(8,370)	3,774	10,532	16,223	97	44	11	-	3,075	25,386
Transfers from construction in progress closed and reclassifications	(276,386)	648	106,543	129,731	942	2,503	35,665	586	(232)	-
Reclassification from lease to property, plant and equipment	-	-	-	1,176	-	-	-	-	-	1,176
Decrease through transfers of leasing assets	-	-	-	(4,605)	-	-	-	-	-	(4,605)
Decrease through loss of control of subsidiary	-	-	-	-	(799)	-	-	-	(1)	(800)
Total changes	1,320,410	3,151	(40,678)	(154,056)	(5,631)	702	30,199	272	2,677	1,157,046
Closing balance 09-30-2026	3,637,064	981,239	3,524,924	3,787,862	33,848	13,524	94,894	1,317	207,187	12,281,859

Reconciliation of property, plant and	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Bearer plants	Other property, plant and equipment	Total
equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2025	725,744	931,333	3,663,306	3,984,319	41,250	12,288	54,744	-	197,087	9,610,071
Changes
Additions	1,999,149	40,891	19,529	61,975	1,237	653	4,379	-	7,918	2,135,731
Disposals	-	(2,726)	(554)	(7,840)	(9)	(7)	(196)	-	(585)	(11,917)
Withdrawals	(6,865)	(571)	(3,306)	(8,980)	(173)	(33)	(384)	-	(103)	(20,415)
Depreciation	-	-	(225,723)	(403,903)	(8,727)	(2,956)	(11,709)	(305)	(1,447)	(654,770)
Impairment loss recognized in profit or loss	-	-	3,362	3,015	-	-	38	-	-	6,415
Increase (decrease) through net exchange differences	27,600	8,888	15,881	41,740	352	133	34	-	2,518	97,146
Reclassification of assets held for sale	-	(1,528)	(100)	(3,347)	-	-	(26)	-	-	(5,001)
Transfers from construction in progress closed and reclassifications	(428,974)	1,801	93,207	304,758	5,549	2,744	20,443	1,350	(878)	-
Decrease through transfers of leasing assets	-	-	-	(29,819)	-	-	(2,628)	-	-	(32,447)
Total changes	1,590,910	46,755	(97,704)	(42,401)	(1,771)	534	9,951	1,045	7,423	1,514,742
Closing balance 12-31-2025	2,316,654	978,088	3,565,602	3,941,918	39,479	12,822	64,695	1,045	204,510	11,124,813

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ended September 30, 2026 and 2025 was as follows:

	January - September		July - September
	2026	2025	2026	2025
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	445,989	426,542	143,834	146,954
Distribution costs	409	-	144	-
Administrative expenses	21,237	22,367	6,993	7,507
Other expenses	6,144	9,961	2,483	4,520
Total	473,779	458,870	153,454	158,981

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follows:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Bearer plants	5
Other property, plant and equipment	14

The capitalized borrowing costs are detailed in Note 12.

NOTE 8. LEASES

Arauco acting as lessee

	09-30-2026	12-31-2025
Right of use assets	ThU.S.$	ThU.S.$

Land	1,121,197	846,850
Buildings	23,806	23,338
Plant and equipment	62,493	64,704
Information technology equipment	457	304
Motor vehicles	76,651	58,219
Other property, plant and equipment	6,958	10,303
Total net	1,291,562	1,003,718

Land	1,252,909	942,871
Buildings	47,330	42,205
Plant and equipment	97,292	96,808
Information technology equipment	1,129	737
Motor vehicles	168,775	129,820
Other property, plant and equipment	14,027	16,044
Total gross	1,581,462	1,228,485

Land	(131,712)	(96,021)
Buildings	(23,524)	(18,867)
Plant and equipment	(34,799)	(32,104)
Information technology equipment	(672)	(433)
Motor vehicles	(92,124)	(71,601)
Other property, plant and equipment	(7,069)	(5,741)
Total accumulated depreciation and impairment	(289,900)	(224,767)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of right of use assets

The following tables set forth the reconciliation of the carrying amount of right of use assets as of September 30, 2026 and December 31, 2025:

Reconciliation of right of	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
use assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2026	846,850	23,338	64,704	304	58,219	10,303	1,003,718
Changes
Additions	315,790	7,141	2,781	407	39,735	-	365,854
Withdrawals	-	(494)	(18)	-	(75)	-	(587)
Depreciation (*)	(41,449)	(6,146)	(4,865)	(254)	(21,021)	(1,966)	(75,701)
Increase (decrease) through net exchange differences	-	(33)	19	-	(207)	-	(221)
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(1,176)	(1,176)
Increase (decrease) through others	6	-	(128)	-	-	(203)	(325)
Total changes	274,347	468	(2,211)	153	18,432	(3,345)	287,844
Closing balance 09-30-2026	1,121,197	23,806	62,493	457	76,651	6,958	1,291,562

Reconciliation of right of	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
use assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2025	599,101	15,992	63,102	392	80,464	12,835	771,886
Changes
Additions	300,063	13,869	7,215	222	19,054	199	340,622
Disposals	-	-	-	-	(574)	-	(574)
Withdrawals	(3,659)	-	-	-	(9,879)	-	(13,538)
Depreciation (*)	(37,407)	(6,471)	(5,891)	(350)	(30,200)	(2,731)	(83,050)
Increase (decrease) through net exchange differences	868	51	278	40	(183)	-	1,054
Increase (decrease) through others	(12,116)	(103)	-	-	(463)	-	(12,682)
Total changes	247,749	7,346	1,602	(88)	(22,245)	(2,532)	231,832
Closing balance 12-31-2025	846,850	23,338	64,704	304	58,219	10,303	1,003,718

(*) The amount of depreciation related to land leased for plantations is reclassified to biological assets to form part of the formation costs.

Lease liabilities and their maturity are presented in Notes 11 and 23.

The depreciation expense for the period ending September 30, 2026 and 2025 recognized in right of use assets is as follows:

	January - September		July - September
	2026	2025	2026	2025
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	24,656	23,954	7,433	6,175
Distribution costs	1,858	1,221	1,073	427
Administrative expenses	7,871	6,268	3,207	2,235
Total depreciation of right of use assets	34,385	31,443	11,713	8,837

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$5.

As a result, Arauco has recognized directly in the interim consolidated statement of profit or loss, as follows:

	January - September		July - September
	2026	2025	2026	2025
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	(97,434)	(108,669)	(35,367)	(31,930)
Expenses from low value leases	(1,398)	(2,343)	(365)	(793)
Expenses from short-term leases	(29,910)	(27,242)	(3,426)	(579)
Income from sublease of right of use assets	513	492	172	164

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of financial lease minimum payments:

	09-30-2026
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	21,882	2,136	19,746
Between one and two years	16,546	1,222	15,324
Between two and three years	10,776	721	10,055
Between three and four years	6,069	339	5,730
Between four and five years	3,077	113	2,964
More than five years	1,331	59	1,272
Total	59,681	4,590	55,091

	12-31-2025
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	26,758	2,725	24,033
Between one and two years	24,433	1,749	22,684
Between two and three years	16,626	831	15,795
Between three and four years	7,860	408	7,452
Between four and five years	2,618	159	2,459
More than five years	5,242	346	4,896
Total	83,537	6,218	77,319

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - September		July - September
	2026	2025	2026	2025
Classes of revenue	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenue from sales of goods	4,576,869	4,450,796	1,570,831	1,467,427
Revenue from rendering of services	104,144	114,795	28,910	42,034
Total	4,681,013	4,565,591	1,599,741	1,509,461

The reportable segments revenues by business area and by geographical area are presented in Note 24.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits and expenses by employee

	January - September		July - September
	2026	2025	2026	2025
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	621,201	543,346	198,346	179,888
Wages and salaries	598,042	525,763	192,035	173,900
Severance indemnities	23,159	17,583	6,311	5,988

	09-30-2026	12-31-2025
Real discount rate	3.23%	3.23%
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2020	RV-2020

Sensitivities to assumptions	ThU.S.$

Discount rate
Increase in 100 bps	(5,263)
Decrease in 100 bps	6,017

Wage growth rates
Increase in 100 bps	5,263
Decrease in 100 bps	(4,669)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of September 30, 2026 and December 31, 2025:

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Current	6,406	7,501
Non-current	75,319	87,359
Total	81,725	94,860

Reconciliation of the present value of severance indemnities	09-30-2026	12-31-2025
obligations	ThU.S.$	ThU.S.$
Opening balance	94,860	84,303
Current service cost	4,335	6,840
Interest cost	3,476	4,863
(Gains) losses from changes in actuarial assumptions	10,568	–
Actuarial gains and losses arising from experience	(16,087)	(4,643)
Benefits paid	(9,256)	(5,064)
Increase (decrease) for foreign currency exchange rates changes	(6,171)	8,561
Closing balance	81,725	94,860

The average staffing as of September 30, 2026 was 19,100 people.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
September 30, 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	737,013	12,264	160,566	24,773	37,403	13,527	160,666	-	1,146,212
Other current financial assets	404,186	-	-	-	-	-	7	-	404,193
Other current non-financial assets	87,230	631	10,729	10,847	20,676	4,460	42,686	-	177,259
Trade and other current receivables	464,889	15,585	69,704	29,289	37,133	9,596	100,507	21,802	748,505
Accounts receivable due from related companies	48	-	-	-	-	-	1,545	-	1,593
Current inventories	1,420,815	-	95,573	-	56,135	-	1,410	-	1,573,933
Current biological assets	313,836	-	45	-	-	-	-	-	313,881
Current tax assets	40,850	2,724	2,640	4,269	2,814	221	6	-	53,524
Non-current assets or disposal groups classified as held for sale	3,468,867	31,204	339,257	69,178	154,161	27,804	306,827	21,802	4,419,100
Non-current assets or disposal groups classified as held for sale	4,563	-	15	-	52	-	-	-	4,630
Total current assets	3,473,430	31,204	339,272	69,178	154,213	27,804	306,827	21,802	4,423,730

Non-current assets
Other non-current financial assets	146,753	-	-	26	-	-	-	-	146,779
Other non-current non-financial assets	595,397	35	196,915	-	837	694	1,114	87	795,079
Trade and other non-current receivables	194	-	15,383	389	-	-	4,878	35,345	56,189
Investments accounted for using equity method	137,324	207,528	99,170	-	-	-	3,743	-	447,765
Intangible assets other than goodwill	48,752	-	1,395	-	200	1,383	113	-	51,843
Goodwill	39,336	-	11,999	-	-	1,978	-	-	53,313
Property, plant and equipment	11,478,015	-	321,408	-	450,189	31,106	1,141	-	12,281,859
Right of use assets	1,285,199	-	802	-	4,280	853	428	-	1,291,562
Non-current biological assets	3,105,084	-	-	-	-	-	-	-	3,105,084
Deferred tax assets	75,400	-	45,310	-	-	-	-	-	120,710
Total non-current assets	16,911,454	207,563	692,382	415	455,506	36,014	11,417	35,432	18,350,183

Total assets	20,384,884	238,767	1,031,654	69,593	609,719	63,818	318,244	57,234	22,773,913

	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
September 30, 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	565,324	74,842	57,173	-	-	-	-	290,766	988,105
Current lease liabilities	14,952	106	29,002	-	323	395	16,238	5,739	66,755
Trade and other current payables	407,317	23,095	292,763	39,468	21,859	26,941	100,184	39,483	951,110
Accounts payable to related companies	307	-	58	-	-	-	21,982	-	22,347
Other short-term provisions	119	-	1,129	-	-	-	56	1,353	2,657
Current tax liabilities	4,446	-	7,141	1,819	-	4,738	-	-	18,144
Current provisions for employee benefits	-	-	-	-	-	-	6,406	-	6,406
Other current non-financial liabilities	59,690	-	38,730	5,814	2,528	89	11,501	26	118,378
Total current liabilities	1,052,155	98,043	425,996	47,101	24,710	32,163	156,367	337,367	2,173,902

Non-current liabilities
Other non-current financial liabilities	4,857,458	174,666	62,854	-	-	-	-	2,499,181	7,594,159
Non-current lease liabilities	127,281	185	1,095,446	-	2,902	466	47,956	14,291	1,288,527
Other non current payables	25,833	-	1,812	-	-	-	8,871	-	36,516
Non-current accounts payable to related companies	23,695	-	-	-	-	-	-	-	23,695
Other long-term provisions	24,087	-	6,564	3,554	5,389	-	-	-	39,594
Deferred tax liabilities	1,468,518	-	24,045	-	6,858	5,336	-	-	1,504,757
Non-current, current tax liabilities	-	-	-	1,489	-	-	-	-	1,489
Non-current provisions for employee benefits	-	-	-	-	1,717	-	73,602	-	75,319
Other non-current non-financial liabilities	-	-	24,448	65	-	-	783	-	25,296
Total non-current liabilities	6,526,872	174,851	1,215,169	5,108	16,866	5,802	131,212	2,513,472	10,589,352

Total liabilities	7,579,027	272,894	1,641,165	52,209	41,576	37,965	287,579	2,850,839	12,763,254

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	777,505	15,723	107,494	43,063	32,564	69,274	238,430	-	1,284,053
Other current financial assets	230,988	-	-	-	-	-	36	-	231,024
Other current non-financial assets	84,335	663	12,620	14,116	25,684	6,047	69,351	-	212,816
Trade and other current receivables	537,861	16,967	52,973	22,408	36,149	7,910	130,689	27,209	832,166
Accounts receivable due from related companies	48	-	-	-	-	-	442	-	490
Current inventories	1,372,990	-	93,292	-	48,503	-	1,854	-	1,516,639
Current biological assets	235,512	-	821	-	-	-	-	-	236,333
Current tax assets	63,063	-	4,446	-	1,388	4,695	2,717	-	76,309
Non-current assets or disposal groups classified as held for sale	3,302,302	33,353	271,646	79,587	144,288	87,926	443,519	27,209	4,389,830
Non-current assets or disposal groups classified as held for sale	3,807	-	15	-	53	-	26	-	3,901
Total current assets	3,306,109	33,353	271,661	79,587	144,341	87,926	443,545	27,209	4,393,731

Non-current assets
Other non-current financial assets	257,498	-	-	-	-	-	-	-	257,498
Other non-current non-financial assets	546,939	36	106,045	-	810	671	1,262	91	655,854
Trade and other non-current receivables	1,394	-	18,623	344	-	-	5,264	53,700	79,325
Investments accounted for using equity method	113,857	232,236	73,998	-	-	-	63,451	-	483,542
Intangible assets other than goodwill	46,367	-	1,276	-	308	2,414	128	-	50,493
Goodwill	39,335	-	11,298	-	-	2,048	-	-	52,681
Property, plant and equipment	10,401,426	-	303,204	-	385,773	33,032	1,378	-	11,124,813
Right of use assets	1,000,254	-	414	-	2,657	388	5	-	1,003,718
Non-current biological assets	3,101,604	-	-	-	-	-	-	-	3,101,604
Deferred tax assets	59,779	-	41,725	-	-	-	-	-	101,504
Total non-current assets	15,568,453	232,272	556,583	344	389,548	38,553	71,488	53,791	16,911,032

Total assets	18,874,562	265,625	828,244	79,931	533,889	126,479	515,033	81,000	21,304,763

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	236,724	76,916	109,184	-	-	-	-	285,646	708,470
Current lease liabilities	16,279	110	16,052	-	428	341	16,430	6,183	55,823
Trade and other current payables	156,792	37,180	428,735	41,240	23,199	30,083	285,349	40,663	1,043,241
Accounts payable to related companies	306	-	-	-	-	-	9,131	-	9,437
Other short-term provisions	116	-	1,514	-	-	-	21	1,404	3,055
Current tax liabilities	8,691	17,598	72	2,791	974	279	-	-	30,405
Current provisions for employee benefits	13	-	-	-	-	-	7,488	-	7,501
Other current non-financial liabilities	17,890	150	30,553	6,380	7,156	49	11,465	-	73,643
Total current liabilities	436,811	131,954	586,110	50,411	31,757	30,752	329,884	333,896	1,931,575

Non-current liabilities
Other non-current financial liabilities	4,022,076	217,535	83,803	-	-	-	-	2,615,874	6,939,288
Non-current lease liabilities	129,212	213	778,083	-	549	257	33,567	17,356	959,237
Other non-current payables	24,952	-	19,558	-	-	-	9,203	-	53,713
Non-current accounts payable to related companies	23,924	-	-	-	-	-	-	-	23,924
Other long-term provisions	23,482	-	6,879	2,803	5,424	-	-	-	38,588
Deferred tax liabilities	1,507,901	-	29,700	-	7,297	5,159	-	-	1,550,057
Non-current, current tax liabilities	4,255	-	-	3,001	-	-	-	-	7,256
Non-current provisions for employee benefits	-	-	-	-	1,574	-	85,785	-	87,359
Other non-current non-financial liabilities	-	-	29,506	65	-	-	717	-	30,288
Total non-current liabilities	5,735,802	217,748	947,529	5,869	14,844	5,416	129,272	2,633,230	9,689,710

Total liabilities	6,172,613	349,702	1,533,639	56,280	46,601	36,168	459,156	2,967,126	11,621,285

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

	09-30-2026			12-31-2025
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	1,727,482	446,420	2,173,902	1,306,967	624,608	1,931,575

Other current financial liabilities	641,714	346,391	988,105	163,130	545,340	708,470
U.S. dollar	337,854	227,470	565,324	71,285	165,439	236,724
Euros	37,827	37,015	74,842	-	76,916	76,916
Brazilian real	6,281	50,892	57,173	91,845	17,339	109,184
U.F.	259,752	31,014	290,766	-	285,646	285,646

Bank borrowings	161,066	307,325	468,391	91,845	219,854	311,699
U.S. dollar	116,958	219,418	336,376	-	125,599	125,599
Euros	37,827	37,015	74,842	-	76,916	76,916
Brazilian real	6,281	50,892	57,173	91,845	17,339	109,184

Other borrowings	480,648	39,066	519,714	71,285	325,486	396,771
U.S. dollar	220,896	8,052	228,948	71,285	39,840	111,125
U.F.	259,752	31,014	290,766	-	285,646	285,646

Current lease liabilities	20,899	45,856	66,755	18,605	37,218	55,823
U.S. dollar	4,579	10,373	14,952	4,160	12,119	16,279
Euros	28	78	106	32	78	110
Brazilian real	9,967	19,035	29,002	6,176	9,876	16,052
Mexican pesos	323	-	323	177	251	428
Other currencies	95	300	395	103	238	341
Chilean pesos	4,015	12,223	16,238	5,557	10,873	16,430
U.F.	1,892	3,847	5,739	2,400	3,783	6,183

Trade and other current payables	904,581	46,529	951,110	1,002,999	40,242	1,043,241
U.S. dollar	405,025	2,292	407,317	156,408	384	156,792
Euros	23,095	-	23,095	37,180	-	37,180
Brazilian real	252,203	40,560	292,763	392,040	36,695	428,735
Argentine pesos	39,468	-	39,468	41,240	-	41,240
Mexican pesos	18,182	3,677	21,859	20,036	3,163	23,199
Other currencies	26,941	-	26,941	30,083	-	30,083
Chilean pesos	100,184	-	100,184	285,349	-	285,349
U.F.	39,483	-	39,483	40,663	-	40,663

Accounts payable to related companies	22,347	-	22,347	9,437	-	9,437
U.S. dollar	307	-	307	306	-	306
Brazilian real	58	-	58	-	-	-
Chilean pesos	21,982	-	21,982	9,131	-	9,131

Other short-term provisions	2,657	-	2,657	3,055	-	3,055
U.S. dollar	119	-	119	116	-	116
Brazilian real	1,129	-	1,129	1,514	-	1,514
Chilean pesos	56	-	56	21	-	21
U.F.	1,353	-	1,353	1,404	-	1,404

Current tax liabilities	10,500	7,644	18,144	28,597	1,808	30,405
U.S. dollar	191	4,255	4,446	6,883	1,808	8,691
Euros	-	-	-	17,598	-	17,598
Brazilian real	4,967	2,174	7,141	72	-	72
Argentine pesos	604	1,215	1,819	2,791	-	2,791
Mexican pesos	-	-	-	974	-	974
Other currencies	4,738	-	4,738	279	-	279

Current provisions for employee benefits	6,406	-	6,406	7,501	-	7,501
U.S. dollar	-	-	-	13	-	13
Chilean pesos	6,406	-	6,406	7,488	-	7,488

Other current non-financial liabilities	118,378	-	118,378	73,643	-	73,643
U.S. dollar	59,690	-	59,690	17,890	-	17,890
Euros	-	-	-	150	-	150
Brazilian real	38,730	-	38,730	30,553	-	30,553
Argentine pesos	5,814	-	5,814	6,380	-	6,380
Mexican pesos	2,528	-	2,528	7,156	-	7,156
Other currencies	89	-	89	49	-	49
Chilean pesos	11,501	-	11,501	11,465	-	11,465
U.F.	26	-	26	-	-	-

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

	09-30-2026				12-31-2025
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	3,046,872	1,184,028	6,358,452	10,589,352	2,483,597	1,561,743	5,644,370	9,689,710

Other non-current financial liabilities	1,769,501	1,007,221	4,817,437	7,594,159	1,156,587	1,405,814	4,376,887	6,939,288
U.S. dollar	1,340,080	894,577	2,622,801	4,857,458	716,962	1,220,427	2,084,687	4,022,076
Euros	139,277	35,389	-	174,666	144,005	73,530	-	217,535
Brazilian real	58,229	4,625	-	62,854	60,984	22,819	-	83,803
U.F.	231,915	72,630	2,194,636	2,499,181	234,636	89,038	2,292,200	2,615,874

Bank borrowings	508,174	436,803	750,981	1,695,958	414,511	322,845	207,111	944,467
U.S. dollar	310,668	396,789	750,981	1,458,438	209,522	226,496	207,111	643,129
Euros	139,277	35,389	-	174,666	144,005	73,530	-	217,535
Brazilian real	58,229	4,625	-	62,854	60,984	22,819	-	83,803

Other borrowings	1,261,327	570,418	4,066,456	5,898,201	742,076	1,082,969	4,169,776	5,994,821
U.S. dollar	1,029,412	497,788	1,871,820	3,399,020	507,440	993,931	1,877,576	3,378,947
U.F.	231,915	72,630	2,194,636	2,499,181	234,636	89,038	2,292,200	2,615,874

Non-current lease liabilities	125,545	106,908	1,056,074	1,288,527	98,028	83,634	777,575	959,237
U.S. dollar	32,923	23,111	71,247	127,281	34,671	22,517	72,024	129,212
Euros	181	4	-	185	159	54	-	213
Brazilian real	50,306	64,774	980,366	1,095,446	32,098	43,376	702,609	778,083
Mexican pesos	1,516	952	434	2,902	504	45	-	549
Other currencies	433	33	-	466	257	-	-	257
Chilean pesos	30,894	15,888	1,174	47,956	20,396	13,171	-	33,567
U.F.	9,292	2,146	2,853	14,291	9,943	4,471	2,942	17,356

Non-current payable	36,516	-	-	36,516	53,713	-	-	53,713
U.S. dollar	25,833	-	-	25,833	24,952	-	-	24,952
Brazilian real	1,812	-	-	1,812	19,558	-	-	19,558
Chilean pesos	8,871	-	-	8,871	9,203	-	-	9,203

Non- current accounts payable to related companies	15,821	612	7,262	23,695	15,821	612	7,491	23,924
U.S. dollar	15,821	612	7,262	23,695	15,821	612	7,491	23,924

Other long-term provisions	35,375	363	3,856	39,594	34,618	114	3,856	38,588
U.S. dollar	24,087	-	-	24,087	23,482	-	-	23,482
Brazilian real	2,345	363	3,856	6,564	2,909	114	3,856	6,879
Argentine pesos	3,554	-	-	3,554	2,803	-	-	2,803
Mexican pesos	5,389	-	-	5,389	5,424	-	-	5,424

Deferred tax liabilities	962,021	68,913	473,823	1,504,757	999,927	71,569	478,561	1,550,057
U.S. dollar	942,866	66,205	459,447	1,468,518	986,295	67,719	453,887	1,507,901
Brazilian real	6,961	2,708	14,376	24,045	1,176	3,850	24,674	29,700
Mexican pesos	6,858	-	-	6,858	7,297	-	-	7,297
Other currencies	5,336	-	-	5,336	5,159	-	-	5,159

Non-current current tax liabilities	1,489	-	-	1,489	7,256	-	-	7,256
U.S. dollar	-	-	-	-	4,255	-	-	4,255
Argentine pesos	1,489	-	-	1,489	3,001	-	-	3,001

Non-current provisions for employee benefits	75,319	-	-	75,319	87,359	-	-	87,359
Mexican pesos	1,717	-	-	1,717	1,574	-	-	1,574
Chilean pesos	73,602	-	-	73,602	85,785	-	-	85,785

Other non-current non-financial liabilities	25,285	11	-	25,296	30,288	-	-	30,288
Brazilian real	24,437	11	-	24,448	29,506	-	-	29,506
Argentine pesos	65	-	-	65	65	-	-	65
Chilean pesos	783	-	-	783	717	-	-	717

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Altovento SpA	Chile	Chilean pesos
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco Empreendimentos Florestais MS Ltda.	Brazil	Brazilian real
Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos
Arauco Indústria de Painéis S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
E2E SpA	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian real
Parque Eólico Girasol SpA	Chile	Chilean pesos
Parque Eólico El Jazmín SpA	Chile	Chilean pesos
Parque Eólico El Trébol SpA	Chile	Chilean pesos
Parque Eólico Hortensias SpA	Chile	Chilean pesos
Parque Eólico Las Calas SpA	Chile	Chilean pesos
Parque Eólico Las Dalias SpA	Chile	Chilean pesos
Parque Eólico Las Fresias SpA	Chile	Chilean pesos
Parque Eólico Lavanda SpA	Chile	Chilean pesos
Parque Eólico Los Cardos SpA	Chile	Chilean pesos
Parque Eólico Tulipanes SpA	Chile	Chilean pesos
Parque Eólico Viento Lomas SpA	Chile	Chilean pesos
Parque Eólico Viento Sur SpA	Chile	Chilean pesos
Tecverde S.A.	Brazil	Brazilian real

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January - September		July - September
	2026	2025	2026	2025
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Arauco Canada Ltd.	(8,569)	7,159	265	(4,575)
Arauco do Brasil S.A. (*)	-	47,860	-	10,468
Arauco Industria de México, S.A de C.V	(6,904)	35,665	(13,645)	8,774
Arauco Indústria de Painéis S.A. (*)	24,212	-	3,641	-
Arauco Participações Florestais Ltda.	5,482	7,137	(143)	1,470
Mahal Empreendimentos e Participações S.A.	3,656	11,474	(116)	1,560
Sonae Arauco S.A.	(7,863)	26,898	(1,507)	(342)
Others	(264)	(3,539)	(534)	(28)
Total reserve of exchange differences on translation	9,750	132,654	(12,039)	17,327

(*) On January 1, 2026, Arauco Indústria de Painéis S.A. carried out the reverse merger of Arauco do Brasil S.A.

Effect of foreign exchange rates changes

	January - September		July - September
	2026	2025	2026	2025
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	56,272	(84,763)	11,106	(13,197)
Reserve of exchange differences on translation (with non-controlling interests)	9,200	132,651	(12,263)	17,336

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects, that are carried out with debts.

The interest costs capitalized are mainly associated with the construction project of the pulp mill known as the Sucuriú Project.

	January - September		July - September
	2026	2025	2026	2025
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.95%	4.95%	4.96%	4.98%
Amount of the interest cost capitalized, property, plant and equipment	109,884	23,060	43,213	11,708

NOTE 13. RELATED PARTIES

Related party disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Copec S.A. and sodium chlorate purchases at Eka Chile S.A.

As of the date of these interim consolidated financial statements, there were neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Equity Support Agreement with Empresas Copec S.A.

On September 11, 2026, Celulosa Arauco y Constitución S.A. (CASA) and its parent company, Empresas Copec S.A., entered into an Equity Support Agreement (“ESA”), which was amended on October 8, 2026. Under the ESA, Empresas Copec S.A. irrevocably commits to contribute capital to CASA for up to ThU.S.$ 450,000, in a single amount or in several installments, during the period from January 1, 2027 to December 31, 2028, upon the occurrence of certain triggering events related to financial covenants, credit metrics or liquidity. The ESA does not constitute a loan or a guarantee.

CASA will pay a commitment fee of 0.3% per annum on the undrawn balance, accruing from January 1, 2027. While the ESA is in effect, any new expansion projects will require the prior approval of Empresas Copec S.A., except for the Sucuriú project and plant improvements of up to ThU.S.$ 100,000. As of September 30, 2026, this agreement has had no effect on these Interim Consolidated Financial Statements.

Name of group’s main shareholders

The ultimate shareholders of Arauco, directly and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

Name of the intermediate controlling entity that produces interim consolidated financial statements for public use

Empresas Copec S.A.

Key management personnel compensation

Compensation to key management personnel, including directors, managers and deputy managers, consists of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing strategy terms and conditions corresponding to transactions with related parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the relationship between the parent company and its subsidiaries

				% Ownership interest			% Ownership interest
			Functional	09-30-2026			12-31-2025
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA	Chile	U.S. dollar	-	98.64462	98.64462	-	98.64296	98.64296
77.630.618-5	Agrícola San Carlos SpA	Chile	U.S. dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.623-1	Agrícola Santa Emilia SpA	Chile	U.S. dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.626-6	Agrícola Siberia SpA	Chile	U.S. dollar	-	98.64462	98.64462	-	98.64296	98.64296
–	Alempor - Terminal Marítimo da Alemoa Ltda. (5)	Brazil	U.S. dollar	-	99.99907	99.99907	-	-	-
78.115.725-2	Altovento SpA	Chile	Chilean pesos	-	99.94839	99.94839	-	99.94839	99.94839
–	Arauco Argentina S.A.	Argentina	U.S. dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
–	Arauco Australia Pty Ltd. (2)	Australia	U.S. dollar	-	-	-	-	99.99898	99.99898
96.547.510-9	Arauco Bioenergía SpA	Chile	U.S. dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
–	Arauco Canada Ltd.	Canada	Canadian dollar	-	99.99911	99.99911	-	99.99911	99.99911
–	Arauco Celulose do Brasil S.A.	Brazil	U.S. dollar	-	99.99898	99.99898	-	99.99899	99.99899
–	Arauco Colombia S A.S.	Colombia	U.S. dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
–	Arauco do Brasil S.A. (1)	Brazil	Brazilian real	-	-	-	1.06807	98.93105	99.99912
–	Arauco Empreendimentos Florestais MS Ltda.	Brazil	Brazilian real	-	99.99907	99.99907	-	99.99907	99.99907
–	Arauco Europe Cooperatief U.A.	The Netherlands	U.S. dollar	0.25001	99.74897	99.99898	0.25001	99.74897	99.99898
–	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99910	99.99910
–	Arauco Indústria de Painéis S.A.	Brazil	Brazilian real	1.06807	98.93105	99.99912	-	99.99912	99.99912
–	Arauco Middle East DMCC.	United Arab Emirates	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
–	Arauco North America, Inc.	United States	U.S. dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
–	Arauco MS Participações S.A.	Brazil	U.S. dollar	8.52667	91.47240	99.99907	8.52667	91.47240	99.99907
–	Arauco Participações Florestais Ltda.	Brazil	Brazilian real	-	99.99907	99.99907	-	99.99907	99.99907
–	Arauco Perú S.A.	Peru	U.S. dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
–	Arauco Porto Brasil S.A.	Brazil	U.S. dollar	-	99.99807	99.99807	-	99.99807	99.99807
–	Arauco Pulp North America, Inc. (4)	United States	U.S. dollar	-	99.99898	99.99898	-	-	-
–	Arauco Ventures Limited.	United Kingdom	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
–	Arauco Wood (China) Company Limited.	China	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
–	Arauco Wood Limited.	United Kingdom	U.S. dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
–	Araucomex S.A. de C.V.	Mexico	U.S. dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
–	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos	-	56.83125	56.83125	-	56.83117	56.83117
76.879.577-0	E2E SpA	Chile	Chilean pesos	1.00000	98.99861	99.99861	1.00000	98.99861	99.99861
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. dollar	99.94839	-	99.94839	99.94839	-	99.94839
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. dollar	-	98.64462	98.64462	-	98.64296	98.64296
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79.990.550-7	Investigaciones Forestales Bioforest SpA	Chile	U.S. dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
–	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98010	99.98010
76.860.724-9	Lemu Earth SpA (6)	Chile	U.S. dollar	-	-	-	-	96.36917	96.36917
–	Lemu Global Limited. (6)	United Kingdom	U.S. dollar	-	-	-	-	96.36917	96.36917
–	Lemu Inc. (6)	United States	U.S. dollar	-	-	-	-	96.36917	96.36917
–	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. dollar	-	99.99860	99.99860	-	99.99860	99.99860
–	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real	-	99.99907	99.99907	-	99.99907	99.99907
–	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian real	-	99.99907	99.99907	-	99.99907	99.99907
77.744.968-0	Parque Eólico Girasol SpA.	Chile	Chilean pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.985.297-0	Parque Eólico El Jazmín SpA.	Chile	Chilean pesos	-	99.94839	99.94839	-	99.94839	99.94839
78.075.458-3	Parque Eólico El Trébol SpA.	Chile	Chilean pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.945.814-8	Parque Eólico Hortensias SpA.	Chile	Chilean pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.869.168-K	Parque Eólico Las Calas SpA.	Chile	Chilean pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.744.909-5	Parque Eólico Las Dalias SpA.	Chile	Chilean pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.744.915-K	Parque Eólico Las Fresias SpA.	Chile	Chilean pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.945.827-K	Parque Eólico Lavanda SpA.	Chile	Chilean pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.173.565-7	Parque Eólico Los Cardos SpA.	Chile	Chilean pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.869.171-K	Parque Eólico Tulipanes SpA.	Chile	Chilean pesos	-	99.94839	99.94839	-	99.94839	99.94839
78.460.926-K	Parque Eólico Viento Lomas SpA. (3)	Chile	Chilean pesos	-	99.94839	99.94839	-	-	-
78.460.929-4	Parque Eólico Viento Sur SpA. (3)	Chile	Chilean pesos	-	99.94839	99.94839	-	-	-
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. dollar	14.47369	85.52544	99.99913	14.47369	85.52544	99.99913
96.637.330-K	Servicios Logísticos Arauco SpA	Chile	U.S. dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
–	Tecverde S.A.	Brazil	Brazilian real	-	91.38230	91.38230	-	91.11312	91.11312
–	Woodaffix, LLC.	United States	U.S. dollar	-	99.99911	99.99911	-	99.99911	99.99911

(1)	Company merged in January 2026, in Arauco Indústria de Painéis S.A.
(2)	Company dissolved in February 2026.
(3)	Companies incorporated in May 2026.
(4)	Company incorporated in July 2026.
(5)	Company acquired in July 2026.
(6)	Companies disposed in August 2026.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage as specified in the contractual arrangement.

Company Name	Country	Functional currency
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Eufores S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

Long-term debt with related entities - mutual agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of ThU.S.$ 250,000, which accrues an interest at the SOFR interest rate for 180 days plus a fixed spread of 5.20% and an adjustment of 0.42826% resulting from the replacement of LIBOR rates in dollars with SOFR rates (this according to the “Selections and Recommendations” of the “Alternative Reference Rates Committee” or ARRC), with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 of capital as of the date of these interim consolidated financial statements.

Key management personnel compensation and redundancy benefits

	January - September		July - September
	2026	2025	2026	2025
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	55,422	48,340	16,889	14,769
Per diem compensation to members of the Board of Directors	2,441	2,246	734	751
Termination benefits	3,170	2,443	1,324	1,202
Total	61,033	53,029	18,947	16,722

Related party receivables, current

		Nature of				09-30-2026	12-31-2025
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	1,545	-
Alxar Internacional SpA.	76.879.169-4	Subsidiary of the controlling parent	Chile	Chilean pesos	-	-	42
EMOAC SpA.	76.208.888-6	Subsidiary of the controlling parent	Chile	Chilean pesos	-	-	69
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	-	-	331
TreeCo, Inc.	–	Joint venture	United States	U.S. dollar	30 days	48	48
TOTAL						1,593	490

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

Related party payables, current

		Nature of				09-30-2026	12-31-2025
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Copec S.A.	99.520.000-7	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	19,451	6,405
Abastible S.A.	91.806.000-6	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	263	170
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,191	2,209
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	-	–	53
Red to Green S.A.	86.370.800-1	Common stockholder of controlling parent	Chile	Chilean pesos	30 days	8	–
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	-	–	253
Vía Limpia SpA.	79.874.200-0	Subsidiary of the controlling parent	Chile	Chilean pesos	-	–	39
Megacentro San Pedro S.A.	76.390.430-K	Common stockholder of controlling parent	Chile	Chilean pesos	-	–	2
Condor Empreendimentos Florestais SPE S.A.	–	Associate	Brazil	Brazilian real	30 days	58	–
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	30 days	306	306
Fresno Industrial SpA.	78.355.711-8	Joint venture	Chile	U.S. dollar	30 days	1	–
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	30 days	69	–
TOTAL						22,347	9,437

Related party payables, non-current

		Nature of				09-30-2026	12-31-2025
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-2054	8,487	8,716
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-2027	3,875	3,875
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Annual	11,333	11,333
TOTAL						23,695	23,924

Related party transactions

Purchases and other transactions

		Nature of			Transaction	09-30-2026	12-31-2025
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Subsidiary of the controlling parent	Chile	Chilean pesos	Fuel	4,068	4,741
Copec S.A.	99.520.000-7	Subsidiary of the controlling parent	Chile	Chilean pesos	Fuel and other	92,247	103,241
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Transport, stowage and port services	1,619	4,163
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	36,616	51,145
Megacentro San Pedro S.A.	76.390.430-K	Common stockholder of controlling parent	Chile	Chilean pesos	Lease of warehouses and parking spaces	392	350
Woodtech S.A.	76.724.000-7	Associate of controlling parent	Chile	Chilean pesos	Wood volume measurement services, equipment rental and other services	498	820
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	155	207
Vía Limpia SpA.	79.874.200-0	Subsidiary of the controlling parent	Chile	Chilean pesos	Waste management service and other purchases	350	481

Sales and other transactions

		Nature of			Transaction	09-30-2026	12-31-2025
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Subsidiary of the controlling parent	Chile	Chilean pesos	Electrical power and others	397	269
Copec S.A.	99.520.000-7	Subsidiary of the controlling parent	Chile	Chilean pesos	Wood	-	219
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	17,456	27,225
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	173	238
EMOAC SpA.	76.208.888-6	Subsidiary of the controlling parent	Chile	Chilean pesos	Electrical power	2,635	1,790

Other transactions (loans granted and capital contributions)

		Nature of			Transaction	09-30-2026	12-31-2025
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Falcão MS SPE S.A.	-	Associate	Brazil	Brazilian real	Capital contribution	-	42,113
Canario Florestal SPE S.A.	-	Associate	Brazil	Brazilian real	Capital contribution	1	-
Condor Empreendimentos Florestais SPE S.A.	-	Associate	Brazil	Brazilian real	Capital contribution	30,386	-
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	Capital contribution	6,881	18,812
Fresno Industrial SpA.	78.355.711-8	Joint venture	Chile	U.S. dollar	Capital contribution	1	-
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	183	234
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Capital contribution	-	5,745
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Borrowing (principal and interest)	-	101

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out as of September 30, 2026 and December 31, 2025 are reported below:

On January 1, 2026, the reverse merger (absorption) by Arauco Indústria de Painéis S.A. (“AIPA”) of its direct parent company, Arauco do Brasil S.A. (“ADBR”) was consummated, as part of a restructuring project for AIPA’s operations, aimed at achieving a greater efficiency and the improved organization of ADBR’s assets and liabilities. This transaction did not have any impact on the consolidated financial statements, as it was carried out between entities within the same group.

On August 12, 2026, Arauco, through its subsidiary Arauco Ventures Limited, sold its entire interest in Lemu Global Limited for ThU.S.$ 30, thereby losing control of the company and its subsidiaries Lemu Earth SpA and Lemu Inc. The transaction generated a gain of ThU.S.$ 548, which was recognized under Other income.

NOTE 15. INVESTMENTS IN ASSOCIATES

As of September 30, 2026 and December 31, 2025, these are the main movements of investments in associates to report:

On August 12, 2026, the sale of all shares and equity interests held by Celulosa Arauco y Constitución S.A. in Inversiones Puerto Coronel S.A. was completed. The sale price amounted to ThU.S.$ 65,000, and was paid in full on that date.

The disposal of the aforementioned associate resulted in the reclassification of reserve of exchange differences on translation and other reserves, amounting ThU.S.$ 6,941 from Other Comprehensive Income to Profit or Loss, and generated a gain on disposal of associates of ThU.S.$ 26,108 before tax, which was recognized under Other income.

On August 26, 2026, the Brazilian subsidiary Arauco Empreendimentos Florestais MS Ltda. incorporated the company Condor Empreendimentos Florestais SPE S.A. During the period ended September 30, 2026, it made capital contributions amounting to ThR$ 156,805 (equivalent to ThU.S.$ 30,386).

On July 3, 2026, the Brazilian subsidiary Arauco Participações Florestais Ltda. incorporated the company Canario Florestal SPE S.A. During the period ended September 30, 2026, it made capital contributions amounting to ThR$ 5 (equivalent to ThU.S.$ 1).

During 2025, Arauco made capital contributions to Falcão MS SPE S.A. in the amount of ThR$ 230,039 (equivalent to ThU.S.$ 42,113) through its Brazilian subsidiary, Arauco Participações Florestais Ltda. No new contributions were made during the period ended September 30, 2026.

In March 2025, Arauco made a capital contribution to Inversiones Puerto Coronel S.A. through the capitalization of loans receivable from Compañía Puerto de Coronel S.A., in the amount of ThU.S.$ 5,745.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50%
	09-30-2026	12-31-2025
Carrying amount accounted for using equity method	ThU.S.$ -	ThU.S.$ 43,723

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20%
	09-30-2026	12-31-2025
Carrying amount accounted for using equity method	ThU.S.$ 458	ThU.S.$ 393

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25%
	09-30-2026	12-31-2025
Carrying amount accounted for using equity method	ThU.S.$ 9	ThU.S.$ 9

Name	Condor Empreendimentos Florestais SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Development of activities related to the forestry business, including the acquisition and operation of land suitable for eucalyptus plantations, the provision of forestry production support services, and related administrative services.
Ownership interest (%)	49%
	09-30-2026	12-31-2025
Carrying amount accounted for using equity method	ThU.S.$ 30,391	ThU.S.$ -

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49%
	09-30-2026	12-31-2025
Carrying amount accounted for using equity method	ThU.S.$ 68,778	ThU.S.$ 73,999

	09-30-2026	12-31-2025
Total investments in associates accounted for using equity method	ThU.S.$ 99,636	ThU.S.$ 118,124

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

Summarized financial information of associates

	Inversiones Puerto Coronel S.A.	Serv. Corporativos Sercor S.A.	Canario Florestal SPE S.A.	Condor Empreendimentos Florestais SPE S.A.	Falcão MS SPE S.A.	Genómica Forestal S.A.	Total
09-30-2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	–	9,490	1	37,252	13,776	10	60,529
Non-current assets of associates	–	4,823	–	50,678	368,095	62	423,658
Total of associates	–	14,313	1	87,930	381,871	72	484,187
Current liabilities of associates	–	7,692	7	25,907	20,862	–	54,468
Non-current liabilities of associates	–	4,344	–	–	177,401	35	181,780
Equity	–	2,277	(6)	62,023	183,608	37	247,939
Total of associates	–	14,313	1	87,930	381,871	72	484,187

09-30-2026
Income	–	3,761	–	–	24,647	–	28,408
Other income / expenses	1,072	(3,385)	(8)	255	(2,743)	–	(4,809)
Net profit or loss (continuing operations) of associates	1,072	376	(8)	255	21,904	–	23,599
Other comprehensive income	314	–	–	–	–	–	314
Comprehensive income	1,386	376	(8)	255	21,904	–	23,913
Dividends received	–	–	–	–	10,347	–	10,347

	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Falcão MS SPE S.A.	Genómica Forestal S.A.	Total
12-31-2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	11,485	7,907	7,368	10	26,770
Non-current assets of associates	89,264	5,068	258,600	62	352,994
Total of associates	100,749	12,975	265,968	72	379,764
Current liabilities of associates	11,539	6,770	40,293	-	58,602
Non-current liabilities of associates	-	4,241	53,176	35	57,452
Equity	89,210	1,964	172,499	37	263,710
Total of associates	100,749	12,975	265,968	72	379,764

09-30-2025
Income	-	3,803	9,629	-	13,432
Other income / expenses	34,876	(3,083)	(1,154)	-	30,639
Net profit or loss (continuing operations) of associates	34,876	720	8,475	-	44,071
Other comprehensive income	(1,083)	-	-	-	(1,083)
Comprehensive income	33,793	720	8,475	-	42,988
Dividends received	-	-	7,702	-	7,702

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of investment in associates and joint ventures

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Opening balance	483,542	406,611
Changes
Investment in associates, additions (1)	30,387	47,858
Investment in joint ventures, additions (2)	7,065	19,046
Disposals, investment in associates and joint ventures (3)	(45,834)	(326)
Share of profit (loss) in investment in associates	800	(245)
Share of profit (loss) in investment in joint ventures	(13,209)	(3,620)
Accrued dividends	(12,202)	(12,418)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	(3,337)	33,654
Acquisitions through business combinations (4)	–	(5)
Other increase (decrease) in investment in associates and joint ventures	553	(7,013)
Total changes	(35,777)	76,931
Closing balance	447,765	483,542

Year 2026:

(1) Contributions made in investments in associates:

- Arauco Empreendimentos Florestais MS Ltda. made capital contributions to the company Condor Empreendimentos Florestais SPE S.A. amounting to ThR$ 156,805, equivalent to ThU.S.$ 30,386 for 156,804,900 shares.

- Arauco Participações Florestais Ltda. made capital contributions to the company Canario Florestal SPE S.A. amounting ThR$ 5, equivalent to ThU.S.$1 for 4,900 shares.

(2) Contributions made in joint ventures:

-Arauco Bioenergía SpA., made capital contributions to Parque Eólico Ovejera Sur SpA. amounting to ThCLP$ 167,000 equivalents to ThU.S.$ 183.

-Forestal Arauco S.A., made contributions of non-monetary assets to Agrícola Fresno SpA amounting to ThU.S.$ 6,881.

(3) Celulosa Arauco y Constitución S.A. disposed of its investment in Inversiones Puerto Coronel S.A., consisting of 5,640 shares, for a purchase price of ThU.S.$ 65,000.

Year 2025:

(1) Contributions made in investments in associates:

-In March, Celulosa Arauco y Constitución S.A. made capital contributions to the company Inversiones Puerto Coronel S.A. through the capitalization of loans receivable with Compañía Puerto de Coronel S.A. amounting to ThU.S.$ 5,745.

-Arauco Participações Florestais Ltda. made capital contributions to the company Falcão MS SPE S.A. amounting to ThR$ 230,039 that is equivalent to ThU.S.$ 42,113 for 230,039,467 shares.

(2) Contributions made in joint ventures:

-Forestal Arauco S.A., made contributions of non-monetary assets to Agrícola Fresno SpA amounting to ThU.S.$ 18,812.

-Arauco Bioenergía SpA., made capital contributions to Parque Eólico Ovejera Sur SpA. amounting to ThCLP$ 220,000 equivalents to ThU.S.$ 234.

(3) Forestal Arauco S.A., decreased its capital investment in Agrícola San Gerardo SpA by ThCLP$ 300,000 in cash, equivalent to ThU.S.$326.

(4) Forestal Arauco S.A., acquired the remaining 50% of the shares in the following companies: Parque Eólico Girasol Spa., Parque Eólico Las Dalias SpA., Parque Eólico Las Fresias SpA., Parque Eólico Margaritas SpA., Parque Eólico Los Cardos SpA., Parque Eólico Las Calas SpA., Parque Eólico Tulipanes SpA., Parque Eólico Hortensias SpA., Parque Eólico Lavanda SpA., and Parque Eólico Jazmin SpA., the payment was for ThCLP$ 500 equivalent to ThU.S.$ 0.5 for 500 shares in each entity. Subsequently, Forestal Arauco S.A. sold 100% of these shares to Altovento SpA.

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	99,636	118,124
Carrying amount of investments in joint ventures accounted for using equity method	348,129	365,418
Total investment accounted for using equity method	447,765	483,542

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out as of September 30, 2026 and December 31, 2025 are reported below:

During 2026, Arauco made capital contributions of non-monetary assets to Agrícola Fresno SpA for a total amount of ThU.S.$ 6,881 through its subsidiary Forestal Arauco S.A. During 2025, the Company made capital contributions amounting to ThU.S.$ 18,812.

On January 1, 2025, a corporate reorganization was carried out through the merger by absorption by Eufores S.A. of the companies Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada, prior to the sale by Forestal Cono Sur S.A. to Eufores S.A. of all of its shares in Taurion Asociación Agraria de Responsabilidad Limitada and Monte Fresnos Asociación Agraria de Responsabilidad Limitada.

The investments in Uruguay qualify as a joint operation, and Arauco holds a 50% interest in these investments. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco S.A., which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of two panel plants and one sawmill in Spain; two panel plants and one resin plant in Portugal; three panel plants in Germany and one panel plant in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	09-30-2026		12-31-2025
Celulosa y Energía Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	488,439	80,507	319,146	67,054
Non-current	1,859,515	110,325	1,912,140	117,581
Equity	-	2,157,122	-	2,046,651
Total joint arrangement	2,347,954	2,347,954	2,231,286	2,231,286
Investment	1,078,561		1,023,326

	09-30-2026	09-30-2025
	ThU.S.$	ThU.S.$
Income	683,040	668,489
Expenses	(479,074)	(475,543)
Joint arrangement net income (loss)	203,966	192,946

	09-30-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Forestal Cono Sur S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	89,840	6,168	96,509	5,198
Non-current	126,132	612	124,956	1,788
Equity	–	209,192	–	214,479
Total joint arrangement	215,972	215,972	221,465	221,465
Investment	104,596		107,240

	09-30-2026	09-30-2025
	ThU.S.$	ThU.S.$
Income	27,616	27,250
Expenses	(32,904)	(16,978)
Joint arrangement net income (loss)	(5,288)	10,272

	09-30-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Eufores S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	268,232	321,475	172,013	249,547
Non-current	1,256,782	125,352	1,257,527	122,337
Equity	–	1,078,187	–	1,057,656
Total joint arrangement	1,525,014	1,525,014	1,429,540	1,429,540
Investment	539,093		528,828

	09-30-2026	09-30-2025
	ThU.S.$	ThU.S.$
Income	243,148	238,586
Expenses	(221,214)	(160,660)
Joint arrangement net income (loss)	21,934	77,926

	09-30-2026		12-31-2025
Zona Franca Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	14,595	76,355	10,387	80,396
Non-current	402,396	–	410,048	–
Equity	–	340,636	–	340,039
Total joint arrangement	416,991	416,991	420,435	420,435
Investment	170,318		170,020

	09-30-2026	09-30-2025
	ThU.S.$	ThU.S.$
Income	20,207	16,659
Expenses	(19,611)	(18,381)
Joint arrangement net income (loss)	596	(1,722)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	09-30-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	13,176	2,916	14,008	4,371
Non-current	40,556	5,100	41,044	5,105
Equity	–	45,716	–	45,576
Total joint arrangement	53,732	53,732	55,052	55,052
Investment	22,858		22,788

	09-30-2026		09-30-2025
	ThU.S.$		ThU.S.$
Income	37,508		39,350
Expenses	(33,866)		(35,090)
Joint arrangement net income (loss)	3,642		4,260
Other comprehensive income	–		–
Comprehensive income	3,642		4,260
Dividends	1,750		2,050

	09-30-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	280,564	281,996	267,087	245,801
Non-current	817,016	400,528	829,842	386,656
Equity	–	415,056	–	464,472
Total joint arrangement	1,097,580	1,097,580	1,096,929	1,096,929
Net assets	190,490		215,198
Net asset adjustment (goodwill)	17,038		17,038
Investment	207,528		232,236

	09-30-2026		09-30-2025
	ThU.S.$		ThU.S.$
Income	775,563		719,171
Expenses	(811,913)		(734,901)
Joint arrangement net income (loss)	(36,350)		(15,730)
Other comprehensive income	–		–
Comprehensive income	(36,350)		(15,730)
Dividends	–		–

	09-30-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1,180	893	804	194
Non-current	6,211	2,273	5,076	882
Equity	–	4,225	–	4,804
Total joint arrangement	7,391	7,391	5,880	5,880
Investment	2,113		2,402

	09-30-2026	09-30-2025
	ThU.S.$	ThU.S.$
Income	–	424
Expenses	(254)	(446)
Joint arrangement net income (loss)	(254)	(22)
Other comprehensive income	–	–
Comprehensive income	(254)	(22)
Dividends	–	–

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

	09-30-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera Sur SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	315	241	249	489
Non-current	3,128	546	3,369	211
Equity	–	2,656	–	2,918
Total joint arrangement	3,443	3,443	3,618	3,618
Investment	1,328		1,459

	09-30-2026	09-30-2025
	ThU.S.$	ThU.S.$
Income	–	–
Expenses	(408)	(56)
Joint arrangement net income (loss)	(408)	(56)
Other comprehensive income	–	–
Comprehensive income	(408)	(56)
Dividends	–	–

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

	09-30-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Agrícola San Gerardo SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1,780	1,488	2,193	1,058
Non-current	5,327	2,451	4,395	1,654
Equity	-	3,168	-	3,876
Total joint arrangement	7,107	7,107	6,588	6,588
Investment	1,584		1,938

	09-30-2026	09-30-2025
	ThU.S.$	ThU.S.$
Income	-	1,141
Expenses	(446)	(1,323)
Joint arrangement net income (loss)	(446)	(182)
Other comprehensive income	-	-
Comprehensive income	(446)	(182)
Dividends	-	-

	09-30-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Agrícola Fresno SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	12,599	27,830	11,342	26,712
Non-current	245,302	45,492	182,775	4,828
Equity	-	184,579	-	162,577
Total joint arrangement	257,901	257,901	194,117	194,117
Investment	92,290		81,289

	09-30-2026	09-30-2025
	ThU.S.$	ThU.S.$
Income	13,839	4,420
Expenses	(5,389)	(2,266)
Joint arrangement net income (loss)	8,450	2,154
Other comprehensive income	-	-
Comprehensive income	8,450	2,154
Dividends	105	-

	09-30-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Fresno Industrial SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	793	3,244	-	-
Non-current	2,787	-	-	-
Equity	-	336	-	-
Total joint arrangement	3,580	3,580	-	-
Investment	168		-

	09-30-2026	09-30-2025
	ThU.S.$	ThU.S.$
Income	288	-
Expenses	48	-
Joint arrangement net income (loss)	336	-
Other comprehensive income	-	-
Comprehensive income	336	-
Dividends	-	-

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

	09-30-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
TreeCo Inc.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1,954	447	3,837	1,016
Non-current	12,331	-	12,372	-
Equity	-	13,838	-	15,193
Total joint arrangement	14,285	14,285	16,209	16,209
Investment on equity	7,075		7,768
Goodwill	39,577		39,577
Investment	46,652		47,345

	09-30-2026	09-30-2025
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(1,355)	(1,072)
Joint arrangement net income (loss)	(1,355)	(1,072)
Other comprehensive income	-	-
Comprehensive income	(1,355)	(1,072)
Dividends	-	-

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In the fiscal year 2022, an impairment loss provision of ThU.S.$ 10,500 was recognized with respect to the dryer asset casualty event at the Valdivia mill in Chile, presented within provisions for impairment of individual assets. During 2025, the remaining provision balance of ThU.S.$ 3,639 was reversed, leaving the provision at zero as of December 31, 2025.

At the end of fiscal year 2022, the subsidiary Arauco Argentina S.A. recognized an impairment provision on its cellulose pulp manufacturing cash-generating unit following an assessment of prevailing market conditions, including projected future margin trends, foreign exchange fluctuations, and the heightened risk environment in the Argentine Republic. The provision was determined by applying standard IFRS impairment testing procedures and amounted to ThU.S. $127,605. As of September 30, 2026, no changes in the key assumptions underlying the impairment assessment have been identified and, accordingly, no impairment reversals have been recognized, leaving a provision balance of ThU.S.$ 126,481 (ThU.S.$ 126,921 as of December 31, 2025).

On September 12, 2023, the decision to indefinitely suspend the pulp manufacturing operations at the Licancel mill (Chile) was announced, upon which an impairment provision of ThU.S.$ 61,039 was recognized. The provision included impairment charges against property, plant and equipment and spare parts inventory. During 2025, assets write-offs of ThU.S.$ 57,955 were recorded, and impairment provision reversals of ThU.S.$ 1,506 were recognized, leaving a provision balance of ThU.S.$ 1,578 as of September 30, 2026 (ThU.S.$ 1,578 as of December 31, 2025).

In the second half of 2023, an impairment provision of ThU.S.$ 6,037 was recognized in connection with the closure of the Aserradero Horcones II in Chile, which is part of the wood products segment, due to supply issues, rising costs and decreased availability of raw materials. During 2025, reversals of ThU.S.$ 88 were recognized, leaving a provision balance of ThU.S.$ 5,949 as of September 30, 2026 (ThU.S.$ 5,949 as of December 31, 2025).

During 2024, an impairment provision amounting to ThU.S.$ 7,272 was recognized in relation to the indefinite suspension of operations at Aserradero El Colorado in Chile, which is part of the wood products segment. During 2026, reversals of the impairment provision amounting to ThU.S. $ 110 were recognized, resulting in a provision balance of ThU.S.$ 7,156 as of September 30, 2026 (ThU.S.$ 7,266 as of December 31, 2025)

In the second half of 2024, an impairment provision of ThU.S.$ 2,027 was recognized corresponding to Properties, plant and equipment associated with Line MDF1 of the Trupán-Cholguán complex, which is part of the wood product segment. The project involves the modernization and renovation parts of portions of the existing MDF1 Line, as well as the incorporation of new processes and equipment for the manufacture of OSB (Oriented Strand Board) products. As of September 30, 2026, no changes in the key assumptions underlying the impairment assessment have been identified and, consequently, no impairment reversals have been recognized.

In 2024, an impairment provision was recognized for the MDP line at the Pien mill in Brazil for ThU.S.$ 7,226, an amount that includes ThU.S.$ 1,359 for impairment of the associated goodwill mentioned later in this note. During 2025, the provision was subject to reversals, leaving the provision at zero as of December 31, 2025.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2026, an impairment provision balance of ThU.S.$ 7,934 (ThU.S.$ 8,016 as of December 31, 2025) is maintained, related to property, plant and equipment in the United States.

As of September 30, 2026, an impairment provision of ThU.S.$ 689 has been recognized, corresponding to property, plant and equipment associated with the PB sanding line at the Durango industrial complex in Mexico, within the wood product segment.

In 2025, an impairment provision of ThU.S.$ 2,183 was recognized for property, plant and equipment related to the production line PB L2 of the Durango industrial complex in Mexico, belonging to the wood products segment. As of September 30, 2026, no changes have been identified in the assumptions that led to the recognition of the impairment; therefore, no reversal of impairment has been recognized.

In 2025, an impairment provision of ThU.S.$ 2,605 was recognized for property, plant and equipment related to the production line PB L1 of the Zitácuaro industrial complex in Mexico, which is currently developing a new MDF production line, belonging to the wood products segment. As of September 30, 2026, no changes have been identified in the assumptions that led to the recognition of the impairment; therefore, no reversal of impairment has been recognized.

All impairment provision charges are presented in the consolidated statement of profit or loss under other expenses by function. Furthermore, reversals of impairment losses recognized in prior periods are recognized within Other income. The corresponding movements are shown in the tables below:

	09-30-2026	12-31-2025
Changes in CGUs impairment provision	ThU.S.$	ThU.S.$
Opening balance	262,162	326,208
Impairment loss recognized in profit or loss	697	4,828
Reversal of impairment loss recognized in profit or loss	(3,542)	(69,004)
Increase (decrease) in foreign exchange	(90)	130
Closing balance	259,227	262,162

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or forest losses, are shown below:

	09-30-2026	12-31-2025
Changes in impairment provision from impaired assets	ThU.S.$	ThU.S.$
Opening balance	22,831	31,578
Impairment loss recognized in profit or loss	1,129	1,305
Reverse of impairment recognized loss in profit or loss	(1,152)	(11,690)
Increase (decrease) in foreign exchange	(84)	1,638
Closing balance	22,724	22,831

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$ 53,313 (ThU.S.$ 52,681 as of December 31, 2025), as shown below:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

	09-30-2026	12-31-2025
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd.)	40,582	40,651
Arauco Indústria de Painéis S.A. (Pien mill)	11,999	11,298
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Closing balance	53,313	52,681

	09-30-2026	12-31-2025
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance	52,681	51,325
Increase (decrease) in foreign exchange	632	1,356
Closing balance	53,313	52,681

Of the total of goodwill, ThU.S.$ 40,582 (ThU.S.$ 40,651 as of December 31, 2025) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc., a subsidiary of Arauco Canada Ltd. paid ThU.S.$18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7.5%, which reflects current market assessments for the wood products segment in North America.

As of September 30, 2026, Arauco maintains a goodwill balance of ThU.S.$ 11,999 (ThU.S.$ 11,298 as of December 31, 2025), associated with the MDF cash-generating unit, in connection with its investment in the panel plant in Pien, Brazil.

The recoverable amount for the group of cash-generating units of the Pien mill was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of December 31, 2025, the carrying value recognized in the financial statements of Arauco Canada Ltd. and Arauco Indústria de Painéis S.A. for the group of cash-generating units did not exceed their recoverable value. As of September 30, 2026, no impairment indicators were identified that would require an impairment assessment.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The following is a summary of the contingent liabilities' cases considered relevant to disclose:

Forestal Arauco S.A. initiated contractual arbitration proceedings against RWE Renewables Chile SpA, seeking contractual civil liability arising from breaches of representations and warranties contained in a Framework Agreement. Following the establishment of the Procedural Rules in March 2026, Forestal Arauco S.A. filed its Statement of Claim on June 16, 2026, seeking compensation of ThU.S.$ 24,048. On September 14, 2026, RWE Renewables Chile SpA filed its statement of defense (requesting that the claim be dismissed in its entirety) and a counterclaim alleging that Forestal Arauco S.A. breached the Framework Agreement, seeking damages of ThU.S.$ 34,211.

Forestal Cholguán S.A. is facing a civil damages claim filed by Luis Cabezas Roa, in connection with the alleged inability to exercise his rights on a property as a result of injunctions decreed in a previous proceeding. The lawsuit was served during 2025, and the claimed sum is approximately CLP$ 9,723,900,000 (ThU.S.$ 9,998 as of September 30, 2026). On August 19, 2026, the court rendered its first instance judgment, dismissing the claim in its entirety. The plaintiff subsequently filed an appeal against the final judgment and, accordingly, the case is currently pending before the Santiago court of appeals at the second instance level.

Arauco Argentina S.A. was a party to legal proceedings against the National Government, initiated in 2005, arising from the suspension of the Export duty exemption provided under Forestry Promotion Law No. 25,080. During the proceedings, the Company was granted a precautionary measure that allowed it to continue operating with the exemption from export duties. In 2024, the judgment confirming the legality of the aforementioned suspension became final and binding.

The recognition of compliance with the committed forestry projects is currently being processed before the National Secretariat of Agriculture, Livestock and Fisheries. During 2026, the Company was notified by various customs offices to pay ThU.S.$ 8,149 in export duties related to transactions carried out while the injunction issued during the judicial proceedings concluded in 2024, was in effect. The Company has decided to challenge these customs assessments.

In connection with the same matter, on July 2, 2026, the Campana Customs Office also required Arauco Argentina S.A. to pay approximately ThU.S.$ 8,161. On this occasion, the customs authority classified the claim as a "due and payable" obligation. As a result, on July 14, 2026, the customs authority suspended Arauco Argentina S.A. from carrying out import and export operations.

The Company believes that the actions of the Campana Customs Office were not consistent with the tax assessment procedures established under Customs Code. Accordingly, the Company challenged the assessments and filed an amparo action seeking the annulment of the Campana Customs Office's actions and the lifting of the suspension.

On August 20, 2026, the Company obtained a preliminary court injunction ordering its reinstatement and requiring Customs to refrain from pursuing enforcement measures. To secure such relief, the Company provided security of approximately ThU.S.$ 1,963. The Customs Office appealed the injunction. As of the reporting date, the Company has been reinstated and is authorized to continue its operations, while the challenge to the assessments remains pending before the National Tax Court.

Arauco Industria de México, S.A. de C.V. is subject to a tax assessment procedure initiated by the Mexican Tax Administration Service (SAT) for the 2014 fiscal year, for an amount of approximately $ 592,798,418 Mexican pesos (ThU.S.$ 32,806 as of September 30, 2026) related to tax deductions, tax losses, and the application of treaties to prevent double taxation. The final

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

decision, notified to Arauco in December 2022, was subject to a motion for reconsideration, which remained pending resolution as of the closing date. The Company maintains a provision of $ 97,384,407 Mexican pesos (ThU.S.$ 5,389 as of September 30, 2026), presented under the Other short-term provisions and Other long-term provisions line item.

Arauco Indústria de Painéis S.A. (formerly, Arauco do Brasil S.A.) is involved in a tax dispute with the Brazilian Federal Revenue Service - i.e., the Brazilian federal tax collection agency - regarding the recognition of PIS and COFINS tax credits. The dispute stems from a ruling handed down by the Brazilian Supreme Court that ordered the exclusion of ICMS (a sales tax) from the tax base for PIS and COFINS, generating significant tax credits for companies that had overpaid these taxes. Although Arauco obtained a final court ruling recognizing its right to recover these amounts, the Brazilian tax authority has only partially accepted the claimed credits, rejecting a significant portion on technical grounds.

The case is currently being litigated at the final administrative level, and once this avenue is exhausted and if the decision is unfavorable to the company, the matter will be brought before the courts. The disputed sum amounts to approximately R$ 70,870,672 (ThU.S.$ 13,679 as of September 30, 2026).

At the closing date, there are no other contingencies in which the Companies act as obligor, that could significantly affect their financial, economic or operational conditions.

In cases where an outflow of resources has been deemed probable, the corresponding provisions have been recognized. The rest of the proceedings remain classified as contingent liabilities. The Company has not disclosed the likelihood of success for each individual contingency, so as not to negatively affect their resolution.

Provisions recorded as of September 30, 2026 and December 31, 2025 are as follows:

	09-30-2026	12-31-2025
Classes of Provisions	ThU.S.$	ThU.S.$
Other short-term provisions	2,657	3,055
Litigation provisions, current	714	677
Other short-term provisions	1,943	2,378
Other long-term provisions	39,594	38,588
Litigation provisions, non-current	35,255	34,732
Other long-term provisions	4,339	3,856
Total provisions	42,251	41,643

	09-30-2026
	Litigation (*)	Other Provisions	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	35,409	6,234	41,643

Changes in provisions
Additional provisions	2,622	636	3,258
Used provisions	(2,513)	(551)	(3,064)
Increase (decrease) in foreign exchange	451	(40)	411
Decrease through loss of control of subsidiary	(3)	-	(3)
Other increases (decreases)	3	3	6
Total changes	560	48	608
Closing balance	35,969	6,282	42,251

(*) The increase in litigation mainly relates to subsidiaries in Argentina and Brazil, in connection with civil and labor lawsuits amounting to ThU.S.$ 2,426. Likewise, the utilization of the provision corresponds to the settlement of court rulings by subsidiaries in Brazil to ThU.S.$ 1,962.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

	12-31-2025
	Litigation (*)	Other Provisions	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,764	5,194	34,958
Changes in provisions
Additional provisions	7,425	575	8,000
Used provisions	(1,557)	(293)	(1,850)
Increase (decrease) in foreign exchange	(223)	758	535
Total changes	5,645	1,040	6,685
Closing balance	35,409	6,234	41,643

(*) The increase in litigation mainly relates to subsidiaries in Mexico and Brazil, in connection with civil and labor lawsuits amounting to ThU.S.$ 6,702. Likewise, the utilization of the provision primarily corresponds to the settlement of court rulings by subsidiaries in Brazil amounting to ThU.S.$ 937.

Provisions for litigation relate to labor and tax claims, for which the timing of settlement is uncertain. Other provisions mainly include constitution of provision related to export duties litigation (see Arauco Argentina S.A. and Arauco Industria de México S.A. de C.V. contingent liabilities set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	09-30-2026	12-31-2025
Intangible Assets	ThU.S.$	ThU.S.$

Intangible assets under development (IT programs)	962	1,249
Computer software	12,586	14,609
Water rights	3,375	3,715
Customer relationship	5,966	9,703
Rights of way	18,610	17,957
Other identifiable intangible assets	10,344	3,260
Total Net	51,843	50,493

Intangible assets under development (IT programs)	962	1,249
Computer software	82,513	83,548
Water rights	3,375	3,715
Customer relationship	77,281	74,921
Rights of way	18,610	17,957
Other identifiable intangible assets	16,337	9,066
Total Gross	199,078	190,456

Computer software	(69,927)	(68,939)
Customer relationship	(71,315)	(65,218)
Other identifiable intangible assets	(5,993)	(5,806)
Total accumulated amortization and impairment	(147,235)	(139,963)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	09-30-2026
	Intangible assets under development	Computer software	Water rights	Customer relationship	Rights of way	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	1,249	14,609	3,715	9,703	17,957	3,260	50,493

Changes
Additions	342	1,283	-	-	653	7,120	9,398
Disposals or withdrawals	(10)	(1)	(340)	-	-	-	(351)
Amortization	-	(3,976)	-	(3,683)	-	(62)	(7,721)
Increase (decrease) in foreign exchange	-	52	-	(54)	-	26	24
Other increases (decreases)	(619)	619	-	-	-	-	-
Changes total	(287)	(2,023)	(340)	(3,737)	653	7,084	1,350
Closing balance	962	12,586	3,375	5,966	18,610	10,344	51,843

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

	12-31-2025
	Intangible assets under development	Computer software	Water rights	Customer relationship	Rights of way	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	1,025	17,866	4,338	14,367	14,231	4,153	55,980

Changes
Additions	821	3,703	-	-	3,726	413	8,663
Disposals or withdrawals	(117)	(1,530)	(623)	-	-	-	(2,270)
Amortization	-	(6,340)	-	(4,899)	-	(951)	(12,190)
Increase (decrease) in foreign exchange	1	255	-	235	-	(355)	136
Increase (decrease) though transfers	-	109	-	-	-	-	109
Other increases (decreases)	(481)	546	-	-	-	-	65
Changes total	224	(3,257)	(623)	(4,664)	3,726	(893)	(5,487)
Closing balance	1,249	14,609	3,715	9,703	17,957	3,260	50,493

Years of useful life (average)
Computer software	5
Customer relationships	15
Brands	7

The amortization of intangible assets is presented in the consolidated statements of profit or loss under the administrative expenses line item.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of September 30, 2026, Arauco had a total surface of 1.9 million hectares of which 1,100.8 thousand hectares are used for forestry planting, 508.5 thousand hectares are native forest, 148.2 thousand hectares are used for other purposes and 143.5 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant and equipment. Forest plantations are presented in Biological Assets.

For the period ended September 30, 2026, the production volume of logs totaled 13.4 million m3 (13.4 million m3 for the period ended September 30, 2025).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

- Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

- Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

- Future plantations are not considered.

- The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the interim consolidated statements of profit or loss under the line item other income, for the period ended September 30, 2026 amounted to ThU.S.$ 202,940 (ThU.S.$ 147,448 for the period ended September 30, 2025). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which for the period ended September 30, 2026 amounted to ThU.S.$ 281,096 (ThU.S.$ 142,970 for the period ended September 30, 2025).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

- The discount rates used are 6.6% in Chile, 20.6% in Argentina, 8.3% in Brazil and 8% in Uruguay.

- It is expected that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth the sensitivity to changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(110,216)
	-0.5	117,898
Margins (%)	10	402,785
	-10	(402,785)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

The adjustment to fair value of biological assets minus sale costs is recorded in the consolidated statements of profit or loss, under the line item other income or other expenses, by function; depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

Commitments for the development or acquisition of biological assets

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Amount of capital commitments for the development or acquisition of biological assets	614,133	516,344

Detail of biological assets pledged as security

As of September 30, 2026, there were no forestry plantations pledged as security.

Detailed of biological assets with restricted ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and non-current biological assets

As of the date of these interim consolidated financial statements, the current and non-current biological assets were as follows:

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Current	313,881	236,333
Non-current	3,105,084	3,101,604
Total	3,418,965	3,337,937

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of biological assets

	09-30-2026
	Current	Non-current	Total
Reconciliation of biological assets	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	236,333	3,101,604	3,337,937
Changes in real incurred cost	31,522	129,841	161,363
Additions through acquisition	551	340,004	340,555
Sales	(28)	(57,624)	(57,652)
Harvest	(102,932)	-	(102,932)
Increases (decreases) in foreign exchange	3	-	3
Forest losses	(64)	(18,511)	(18,575)
Transfers from non-current to current	133,992	(133,992)	-
Other increases (decreases)	-	(36)	(36)
Changes in fair value	46,026	(126,361)	(80,335)
Gain (losses) arising from changes in fair value minus sale costs	-	202,940	202,940
Sales	(604)	(169,229)	(169,833)
Harvest	(112,513)	-	(112,513)
Increases (decreases) in foreign exchange	(3)	-	(3)
Forest losses	(6)	(938)	(944)
Transfers from non-current to current	159,152	(159,152)	-
Other increases (decreases)	-	18	18
Total changes	77,548	3,480	81,028
Closing balance	313,881	3,105,084	3,418,965

	12-31-2025
	Current	Non-current	Total
Reconciliation of biological assets	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	315,500	2,747,894	3,063,394
Changes in real incurred cost	4,575	255,639	260,214
Additions through acquisition	1,952	411,761	413,713
Sales	(13)	(5,247)	(5,260)
Harvest	(139,247)	-	(139,247)
Increases (decreases) in foreign exchange	163	-	163
Forest losses	-	(9,484)	(9,484)
Transfers from non-current to current	141,720	(141,720)	-
Other increases (decreases)	-	329	329
Changes in fair value	(83,742)	98,071	14,329
Gain (losses) arising from changes in fair value minus sale costs	418	204,228	204,646
Sales	12	(11,432)	(11,420)
Harvest	(175,947)	-	(175,947)
Increases (decreases) in foreign exchange	60	-	60
Forest losses	-	(2,650)	(2,650)
Transfers from non-current to current	91,715	(91,715)	-
Other increases (decreases)	-	(360)	(360)
Total changes	(79,167)	353,710	274,543
Closing balance	236,333	3,101,604	3,337,937

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the interim consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of September 30, 2026 and December 31, 2025 Arauco had made and / or had committed the following disbursements in major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

09-30-2026		Disbursements undertaken 2026				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of Project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Emissions, Monitoring, and Environmental Control	In process	3,955	Expense	Operating Costs	1,959	2026
Celulosa Arauco y Constitución S.A.	Waste Management and Circular Economy	In process	21,511	Expense	Operating Costs	4,092	2026
Arauco Argentina S.A.	Water Management and Effluent Treatment	In process	176	Asset	Properties, plants and equipments	152	2026
Arauco Celulose do Brasil S.A.	Biodiversity and Ecosystem Conservation	In process	125	Asset	Properties, plants and equipments	1,543	2026
Arauco Celulose do Brasil S.A.	Environmental Emergencies and Safety	In process	891	Asset	Properties, plants and equipments	2,814	2026
Arauco Celulose do Brasil S.A.	Waste Management and Circular Economy	In process	63	Asset	Properties, plants and equipments	502	2026
Arauco Celulose do Brasil S.A.	Sustainable Infrastructure and Maintenance	In process	51	Asset	Properties, plants and equipments	2,191	2026
Arauco Celulose do Brasil S.A.	Innovation and New Technologies	In process	362	Asset	Properties, plants and equipments	274	2026
Forestal Arauco S.A.	Biodiversity and Ecosystem Conservation	In process	932	Expense	Administrative expenses	214	2026
Forestal Arauco S.A.	Education, Certification, and ESG Governance	In process	342	Expense	Administrative expenses	107	2026
Forestal Arauco S.A.	Water Management and Effluent Treatment	In process	251	Expense	Administrative expenses	32	2026
Maderas Arauco S.A.	Water Management and Effluent Treatment	In process	488	Expense	Operating Costs	213	2026
Celulosa y Energía Punta Pereira S.A.	Waste Management and Circular Economy	In process	3,400	Asset	Properties, plants and equipments	860	2026
Arauco Industria de México, S.A. de C.V.	Emissions, Monitoring, and Environmental Control	In process	119	Expense	Administrative expenses	129	2026
Arauco Industria de México, S.A. de C.V.	Waste Management and Circular Economy	In process	275	Expense	Administrative expenses	130	2026
Arauco North America, Inc	Environmental Emergencies and Safety	In process	515	Asset	Properties, plants and equipments	67	2026
Arauco North America, Inc	Sustainable Infrastructure and Maintenance	In process	367	Asset	Properties, plants and equipments	-	2026
		TOTAL	33,823			15,279

12-31-2025		Disbursements undertaken 2025				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of Project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Waste Management and Circular Economy	Finished	3,241	Asset	Properties, plants and equipments	-	-
Celulosa Arauco y Constitución S.A.	Water Management and Effluent Treatment	Finished	1,692	Asset	Properties, plants and equipments	-	-
Celulosa Arauco y Constitución S.A.	Emissions, Monitoring, and Environmental Control	In process	-	Asset	Properties, plants and equipments	511	2026
Celulosa Arauco y Constitución S.A.	Emissions, Monitoring, and Environmental Control	In process	17,743	Expense	Operating Costs	-	-
Celulosa Arauco y Constitución S.A.	Waste Management and Circular Economy	In process	13,811	Expense	Operating Costs	-	-
Arauco Argentina S.A.	Water Management and Effluent Treatment	In process	636	Asset	Properties, plants and equipments	455	2026
Arauco Celulose do Brasil S.A.	Biodiversity and Ecosystem Conservation	In process	441	Asset	Properties, plants and equipments	826	2026
Arauco Celulose do Brasil S.A.	Environmental Emergencies and Safety	In process	97	Asset	Properties, plants and equipments	510	2026
Arauco do Brasil S.A.	Environmental Emergencies and Safety	Finished	228	Asset	Properties, plants and equipments	-	-
Forestal Arauco S.A.	Biodiversity and Ecosystem Conservation	In process	1,326	Expense	Administrative expenses	1,031	2026
Forestal Arauco S.A.	Education, Certification, and ESG Governance	In process	470	Expense	Administrative expenses	449	2026
Forestal Arauco S.A.	Water Management and Effluent Treatment	In process	315	Expense	Administrative expenses	283	2026
Maderas Arauco S.A.	Water Management and Effluent Treatment	In process	434	Expense	Operating Costs	36	2026
Celulosa y Energía Punta Pereira S.A.	Waste Management and Circular Economy	In process	3,750	Asset	Properties, plants and equipments	-	-
Celulosa y Energía Punta Pereira S.A.	Renewable Energy and Energy Efficiency	Finished	300	Asset	Properties, plants and equipments	-	-
Arauco Industria de México, S.A. de C.V.	Emissions, Monitoring, and Environmental Control	In process	97	Expense	Administrative expenses	372	2026
Arauco Industria de México, S.A. de C.V.	Waste Management and Circular Economy	In process	256	Expense	Administrative expenses	500	2026
Arauco Industria de México, S.A. de C.V.	Water Management and Effluent Treatment	In process	1,907	Asset	Properties, plants and equipments	78	2026
Arauco North America, Inc	Emissions, Monitoring, and Environmental Control	In process	93	Asset	Properties, plants and equipments	211	2026
		TOTAL	46,837			5,262

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

The following table sets forth information on the main types of non-current assets and liabilities held for sale:

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Land	3,775	3,775
Buildings	-	100
Plant and equipments	855	26
Assets classified as held for sale	4,630	3,901

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of September 30, 2026 and December 31, 2025, are displayed in the table below. Regarding those instruments valued at amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	09-30-2026		12-31-2025
Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets at fair value through profit or loss	118,710	118,710	62,161	62,161
Derivative	62,761	62,761	9,862	9,862
Mutual funds (1)	55,949	55,949	52,299	52,299

Financial assets at amortized cost	1,905,486	1,905,486	2,152,427	2,152,427
Cash and cash equivalents	1,090,263	1,090,263	1,231,754	1,231,754
Cash	656,204	656,204	805,485	805,485
Time deposits	432,862	432,862	426,269	426,269
Reverse repurchase agreements	1,197	1,197	-	-
Accounts receivable (net)	804,694	804,694	911,491	911,491
Trade receivables	597,517	597,517	679,166	679,166
Lease receivable	55,091	55,091	77,319	77,319
Sundry debtors	33,190	33,190	34,104	34,104
Other receivables	56,177	56,177	57,498	57,498
Prepayments	62,719	62,719	63,404	63,404
Accounts receivable from related parties	1,593	1,593	490	490
Other financial assets (4)	8,936	8,936	8,692	8,692

Hedging assets at fair value through other comprehensive income	479,275	479,275	469,968	469,968

Financial liabilities at amortized cost (2)	10,766,720	10,412,371	9,704,095	9,590,600
Bonds issued denominated in U.S. dollars	3,423,474	2,991,508	3,401,034	3,210,190
Bonds issued denominated in U.F. (3)	2,789,947	2,740,556	2,901,520	2,791,889
Bank borrowings in U.S. dollars	1,794,814	1,919,969	768,728	945,060
Bank borrowings in other currencies	369,535	371,388	487,438	498,086
Lease liabilities	1,355,282	1,355,282	1,015,060	1,015,060
Trade and other payables	987,626	987,626	1,096,954	1,096,954
Accounts payable to related parties	46,042	46,042	33,361	33,361

Financial liabilities at fair value through profit or loss	486	486	134	134

Hedging liabilities at fair value through other comprehensive income	33,778	33,778	19,744	19,744

Other financial liabilities at amortized cost (4)	170,230	170,230	69,160	69,160

(1)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” as they are highly liquid short-term investment.
(2)	Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(3)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(4)	“Other financial assets” and “Other financial liabilities” corresponds mainly to the balance due for margin calls associated with transactions with derivative financial instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair value hierarchy of financial assets and liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of September 30, 2026 and December 31, 2025, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs),

	09-30-2026	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Financial assets through profit or loss
Derivatives	62,761	-	62,761	-
Mutual Funds	55,949	55,949	-	-

Hedging assets through other comprehensive income	479,275	-	479,275	-

Financial liabilities through profit or loss	486	-	486	-

Hedging liabilities through other comprehensive income	33,778	-	33,778	-

	12-31-2025	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets through profit or loss
Derivatives	9,862	-	9,862	-
Mutual Funds	52,299	52,299	-	-

Hedging assets through other comprehensive income	469,968	-	469,968	-

Financial liabilities through profit or loss	134	-	134	-

Hedging liabilities through other comprehensive income	19,744	-	19,744	-

At the closing date of these interim consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of financial instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

Derivative financial instruments

Arauco's current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

Given that our cross-currency swaps correspond to future flows in U.F., U.S. dollars and Euros, Arauco calculates the current value of such flows by using the U.F. zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these consolidated financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of September 30, 2026 and December 31, 2025:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

	09-30-2026
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Bonds obligations	309,857	39,066	348,923	1,227,624	570,418	4,066,456	5,864,498	6,213,421
Bank borrowings	161,066	307,325	468,391	508,174	436,803	750,981	1,695,958	2,164,349
Swap and Forward	561	-	561	33,703	-	-	33,703	34,264
Other financial liabilities	170,230	-	170,230	-	-	-	-	170,230
Total other financial liabilities (a)	641,714	346,391	988,105	1,769,501	1,007,221	4,817,437	7,594,159	8,582,264

	09-30-2026
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	20,899	45,856	66,755	125,545	106,908	1,056,074	1,288,527	1,355,282
Total lease liabilities (b)	20,899	45,856	66,755	125,545	106,908	1,056,074	1,288,527	1,355,282

	09-30-2026
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	904,581	46,529	951,110	36,516	-	-	36,516	987,626
Accounts payable to related companies	22,347	-	22,347	15,821	612	7,262	23,695	46,042
Total accounts payable (c)	926,928	46,529	973,457	52,337	612	7,262	60,211	1,033,668

Total financial liabilities (a) + (b) + (c)	1,589,541	438,776	2,028,317	1,947,383	1,114,741	5,880,773	8,942,897	10,971,214

	12-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Bonds obligations	-	325,234	325,234	731,936	1,082,853	4,162,531	5,977,320	6,302,554
Bank borrowings	91,845	219,854	311,699	414,511	322,845	207,111	944,467	1,256,166
Swap and Forward	2,125	252	2,377	10,140	116	7,245	17,501	19,878
Other financial liabilities	69,160	-	69,160	-	-	-	-	69,160
Total other financial liabilities (a)	163,130	545,340	708,470	1,156,587	1,405,814	4,376,887	6,939,288	7,647,758

	12-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	18,605	37,218	55,823	98,028	83,634	777,575	959,237	1,015,060
Total lease liabilities (b)	18,605	37,218	55,823	98,028	83,634	777,575	959,237	1,015,060

	12-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	1,002,999	40,242	1,043,241	53,713	-	-	53,713	1,096,954
Accounts payable to related companies	9,437	-	9,437	15,821	612	7,491	23,924	33,361
Total accounts payable (c)	1,012,436	40,242	1,052,678	69,534	612	7,491	77,637	1,130,315

Total financial liabilities (a) + (b) + (c)	1,194,171	622,800	1,816,971	1,324,149	1,490,060	5,161,953	7,976,162	9,793,133

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative instruments

Hedging instruments recorded as of September 30, 2026 are cash flow hedges. Arauco uses financial derivatives for hedging purposes, such as cross currency swaps (CCS), currency and commodities forwards and interest rate swaps (IRS). Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other comprehensive income or the consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

	09-30-2026	12-31-2025
Financial instruments	Fair value ThU.S.$	Fair value ThU.S.$
Financial assets through profit or loss	62,761	9,862
Hedging assets through other comprehensive income	479,275	469,968
Financial liabilities through profit or loss	(486)	(134)
Hedging liabilities through other comprehensive income	(33,778)	(19,744)

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of September 30, 2026 and December 31, 2025:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

					09-30-2026	12-31-2025
Bond	Institution	Amount U.F.	Starting date	Ending date	Fair value ThU.S.$	Fair value ThU.S.$
F	BCI	318,182	08-03-2021	10-30-2029	1,755	2,436
F	Scotiabank	318,182	09-07-2021	10-30-2029	1,877	2,585
F	Banco de Chile	318,182	05-18-2018	10-30-2029	1,667	2,307
F	BCI	1,272,727	04-28-2023	10-30-2029	6,687	9,283
P	BCI	1,181,817	08-03-2021	11-15-2032	8,236	10,030
P	Itau	590,909	11-07-2023	11-15-2032	857	1,346
P	Santander	1,181,817	11-13-2023	11-15-2032	2,370	3,272
R	Deutsche	3,000,000	03-19-2024	04-01-2035	3,452	5,565
R	JP Morgan	2,000,000	03-25-2024	04-01-2035	2,453	3,371
S	Santander	5,000,000	10-27-2016	11-15-2026	10,231	19,539
W	Goldman Sachs	1,000,000	12-06-2018	10-10-2028	2,273	3,183
W	Goldman Sachs	1,000,000	12-14-2018	10-10-2028	2,771	3,698
W	Scotiabank	1,000,000	12-11-2018	10-10-2028	2,275	3,008
X	Santander	5,500,000	10-30-2018	10-10-2038	16,576	19,011
Y	JP Morgan	2,000,000	06-12-2023	04-10-2032	(2,241)	(2,064)
Z	Santander	2,000,000	06-14-2023	04-10-2032	(3,092)	(3,329)
Z	Banco de Chile	1,000,000	06-26-2023	04-10-2032	(745)	(808)
Z	JP Morgan	1,000,000	06-23-2023	04-10-2032	(777)	(653)
Z	JP Morgan	1,000,000	07-12-2023	04-10-2032	(537)	(390)
AB	BCI	3,000,000	06-26-2023	05-15-2033	1,863	1,705
AB	Banco de Chile	1,000,000	07-27-2023	05-15-2033	912	869
AB	Itau	1,000,000	07-27-2023	05-15-2033	716	764
AC	Scotiabank	1,000,000	03-04-2025	04-01-2034	3,154	3,569
AE	BCI	1,000,000	01-24-2025	04-01-2034	4,790	5,162
AE	BCI	1,000,000	02-15-2025	04-01-2034	2,885	3,020
AE	BCI	1,000,000	02-26-2025	04-01-2034	2,869	3,003
AE	BCI	1,000,000	03-06-2025	04-01-2034	1,931	1,992
AE	Bank of America	1,000,000	02-15-2025	04-01-2034	2,820	3,111
AE	Scotiabank	1,000,000	01-29-2025	04-01-2034	5,254	5,694
AE	Santander	1,000,000	02-25-2025	04-01-2034	2,506	2,684
AE	JP Morgan	1,000,000	02-27-2025	04-01-2034	3,521	3,929
AE	Banco de Chile	1,000,000	03-07-2025	04-01-2034	2,238	2,311
AG	Santander	2,000,000	12-03-2025	10-05-2032	1,341	1,100
AG	Santander	3,000,000	12-11-2025	10-05-2032	2,235	1,348
AG	JP Morgan	2,000,000	12-04-2025	10-05-2032	1,787	1,713
AG	BCI	1,000,000	12-11-2025	10-05-2032	797	519
AG	Banco de Chile	1,000,000	12-12-2025	10-05-2032	605	300
AG	Banco de Chile	2,000,000	02-26-2026	10-05-2032	(3,499)	-
AG	Bank of America	1,000,000	02-27-2026	10-05-2032	(1,718)	-
AG	BBVA	1,000,000	03-02-2026	10-05-2032	(1,094)	-
AG	Deutsche	1,000,000	03-03-2026	10-05-2032	194	-
AG	JP Morgan	1,000,000	03-03-2026	10-05-2032	(266)	-
AG	BCI	1,000,000	03-04-2026	10-05-2032	(928)	-
AG	Itau	1,000,000	03-06-2026	10-05-2032	(557)	-
AG	Bank of America	1,000,000	03-10-2026	10-05-2032	(1,593)	-
AG	BCI	1,000,000	03-11-2026	10-05-2032	(1,172)	-
AG	Citibank	1,000,000	03-12-2026	10-05-2032	(3)	-
					87,676	124,183

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

				09-30-2026	12-31-2025
Institution	Amount Th€	Starting date	Ending date	Fair value ThU.S.$	Fair value ThU.S.$
Santander	47,059	06-15-2021	12-15-2029	(2,983)	(2,123)
Banco de Chile	23,529	06-15-2021	12-15-2029	(1,413)	(948)
MUFG	47,059	06-15-2021	12-15-2029	(3,207)	(1,941)
JP Morgan	94,118	06-15-2021	12-15-2029	(5,959)	(3,604)
HSBC Bank	23,529	06-15-2021	12-15-2029	(1,834)	(1,015)
				(15,396)	(9,631)

Interest Rate Swap

Interest rate swap, a financial instrument intended to hedge the variability of cash flows by fixing the interest rate on variable rate debt denominated in the same currency (USD).

				09-30-2026	12-31-2025
Institution	Amount ThU.S.$	Starting date	Ending date	Fair value ThU.S.$	Fair value ThU.S.$
Banco de Chile	6,034	11-12-2025	08-15-2032	5,998	282
Santander	6,784	11-13-2025	08-15-2030	6,215	(42)
				12,213	240

Forward

Non-Deliverable Forward (NDF) to cover the exposure to exchange rate risk in Brazilian real currency (BRL), in relation to payments associated with the Sucuriú project.

					09-30-2026	12-31-2025
Exchange rate	Institution	Amount ThR$	Starting date	Ending date	Fair value ThU.S.$	Fair value ThU.S.$
BRLUSD	Bank of America	319,337	02-12-2025	02-19-2026	-	6,391
BRLUSD	Mizuho	459,336	12-20-2024	02-19-2026	-	13,630
BRLUSD	Itau	276,415	10-09-2025	02-19-2026	-	(204)
BRLUSD	BNP Paribas	308,896	02-12-2025	03-25-2026	-	6,025
BRLUSD	HSBC Bank	90,960	02-12-2025	03-25-2026	-	1,196
BRLUSD	Itau	277,740	10-07-2025	03-25-2026	-	(415)
BRLUSD	Mizuho	339,850	12-23-2024	03-25-2026	-	10,526
BRLUSD	SMBC	190,988	12-23-2024	03-25-2026	-	5,861
BRLUSD	MUFG	380,700	01-24-2025	04-23-2026	-	8,335
BRLUSD	BNP Paribas	595,021	12-26-2024	05-15-2026	-	18,564
BRLUSD	Santander Chile	347,350	12-26-2024	05-15-2026	-	10,918
BRLUSD	Goldman Sachs	165,456	05-29-2025	05-15-2026	-	2,219
BRLUSD	Deutsche	281,225	10-08-2025	05-15-2026	-	(252)
BRLUSD	MUFG	351,125	12-27-2024	06-24-2026	-	11,079
BRLUSD	BNP Paribas	352,200	12-27-2024	06-24-2026	-	11,229
BRLUSD	Mizuho	225,104	12-27-2024	06-24-2026	-	7,153
BRLUSD	BBVA	193,533	05-28-2025	06-24-2026	-	2,833
BRLUSD	Goldman Sachs	289,600	10-10-2025	06-24-2026	-	715
BRLUSD	Bank of America	343,560	01-17-2025	08-17-2026	-	8,929
BRLUSD	HSBC Bank	170,370	05-28-2025	08-17-2026	-	2,283
BRLUSD	Goldman Sachs	295,750	10-14-2025	08-17-2026	-	1,124
BRLUSD	Bank of America	434,531	01-21-2025	09-25-2026	-	11,317
BRLUSD	MUFG	434,625	01-21-2025	09-25-2026	-	11,429
BRLUSD	Mizuho	310,247	02-07-2025	09-25-2026	-	5,845
BRLUSD	Mizuho	310,435	02-07-2025	09-25-2026	-	5,876
BRLUSD	Goldman Sachs	293,825	10-16-2025	09-25-2026	-	358
BRLUSD	Mizuho	417,630	01-22-2025	11-16-2026	19,473	10,241

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

					09-30-2026	12-31-2025
Exchange rate	Institution	Amount ThR$	Starting date	Ending date	Fair value ThU.S.$	Fair value ThU.S.$
BRLUSD	HSBC Bank	413,904	12-18-2024	11-16-2026	18,171	9,549
BRLUSD	MUFG	269,200	02-06-2025	11-16-2026	11,212	5,332
BRLUSD	BBVA	178,740	10-16-2025	11-16-2026	4,247	315
BRLUSD	Mizuho	418,290	01-23-2025	12-21-2026	18,960	9,834
BRLUSD	Bank of America	448,800	02-05-2025	12-21-2026	18,851	8,902
BRLUSD	SMBC	119,720	10-16-2025	12-21-2026	2,439	1
BRLUSD	Bank of America	386,210	01-23-2025	02-18-2027	17,017	8,586
BRLUSD	HSBC Bank	39,261	05-28-2025	02-18-2027	1,260	483
BRLUSD	Itau	184,230	10-14-2025	02-18-2027	4,486	564
BRLUSD	BNP Paribas	380,700	01-24-2025	03-22-2027	16,264	8,299
BRLUSD	Citibank	120,402	10-07-2025	03-22-2027	2,492	(74)
BRLUSD	BNP Paribas	375,960	01-27-2025	05-17-2027	16,510	8,743
BRLUSD	SMBC	374,400	12-19-2024	05-17-2027	15,845	8,250
BRLUSD	BNP Paribas	735,269	02-04-2025	05-17-2027	28,119	15,155
BRLUSD	BNP Paribas	339,458	01-28-2025	06-23-2027	14,367	7,433
BRLUSD	MUFG	446,040	02-04-2025	06-23-2027	17,773	8,640
BRLUSD	MUFG	306,726	01-28-2025	08-16-2027	12,847	6,651
BRLUSD	BNP Paribas	307,650	01-29-2025	08-16-2027	12,945	6,761
BRLUSD	Bank of America	745,846	02-03-2025	08-16-2027	29,690	14,259
BRLUSD	BNP Paribas	412,720	01-29-2025	09-22-2027	17,105	8,910
BRLUSD	Mizuho	322,212	02-03-2025	09-22-2027	13,175	6,719
BRLUSD	Goldman Sachs	176,280	05-27-2025	09-22-2027	5,493	1,944
BRLUSD	Itau	316,855	09-12-2025	09-22-2027	6,743	335
BRLUSD	Mizuho	194,350	01-29-2025	11-17-2027	8,060	4,219
BRLUSD	Mizuho	265,104	01-31-2025	11-17-2027	10,490	5,257
BRLUSD	BBVA	143,777	05-27-2025	11-17-2027	4,451	1,537
BRLUSD	Mizuho	233,430	01-29-2025	12-15-2027	9,660	5,079
					358,145	334,888

Non-Deliverable Forward (NDF) to cover the exposure to exchange rate risk in Brazilian real currency (BRL), generated by lease liabilities associated with the Sucuriú project.

					09-30-2026	12-31-2025
Exchange rate	Institution	Amount ThR$	Starting date	Ending date	Fair value ThU.S.$	Fair value ThU.S.$
BRLUSD	MUFG	280,855	12-20-2024	02-19-2026	-	577
BRLUSD	MUFG	283,425	12-23-2024	03-25-2026	-	574
BRLUSD	MUFG	344,124	02-11-2025	05-15-2026	-	1,565
BRLUSD	JP Morgan	448,748	12-23-2025	06-24-2026	-	1,565
BRLUSD	Santander Chile	884,944	12-22-2025	08-17-2026	-	192
BRLUSD	Santander Chile	237,512	12-22-2025	11-16-2026	5,392	56
BRLUSD	Santander Chile	358,848	12-22-2025	12-21-2026	8,082	102
BRLUSD	JP Morgan	644,028	12-23-2025	02-18-2027	15,631	2,085
BRLUSD	JP Morgan	327,333	12-23-2025	03-22-2027	7,891	1,068
BRLUSD	MUFG	287,874	04-23-2026	03-22-2027	(486)	-
BRLUSD	JP Morgan	295,997	12-23-2025	06-23-2027	7,016	972
BRLUSD	Santander Chile	391,016	12-22-2025	06-23-2027	8,401	80
BRLUSD	JP Morgan	282,625	12-23-2025	09-22-2027	6,610	956
BRLUSD	Santander Chile	161,015	12-22-2025	12-15-2027	3,379	69
					61,916	9,861

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Uruguay

Forward

As of September 30, 2026 and December 31, 2025, Arauco through its subsidiaries as a joint operation (50%) in Uruguay, maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

		09-30-2026	09-30-2026	12-31-2025	12-31-2025
Exchange rate	Institution	Notional ThUYU$	Fair value ThU.S.$	Notional ThUYU$	Fair value ThU.S.$
UYUUSD	HSBC - Uruguay	-	-	514,200	1,054
UYUUSD	Citibank U.K.	446,570	207	169,980	230
UYUUSD	Itaú - Uruguay	195,447	98	405,028	616
UYUUSD	Banco de la República Oriental de Uruguay	206,090	105	155,768	527
UYUUSD	BTG - Uruguay	380,976	217	-	-
UYUUSD	Banco de la República Oriental de Uruguay	53,674	(19)	-	-
UYUUSD	JPMorgan Chase Bank U.K.	63,652	(22)	-	-
UYUUSD	BTG - Uruguay	125,695	(34)	-	-
			552		2,427

Commodity swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of September 30, 2026 and December 31, 2025, are detailed below:

		09-30-2026	09-30-2026	12-31-2025	12-31-2025
Commodity	Institution	Notional ThU.S.$	Fair value ThU.S.$	Notional ThU.S.$	Fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	1,211	356	-	-
Fuel Oil N°6	DNB Bank ASA	3,169	939	-	-
Fuel Oil N°6	BNP Paribas	5,535	1,456	-	-
Fuel Oil N°6	JP Morgan - N.A.	-	-	3,163	(497)
Fuel Oil N°6	DNB Bank ASA	967	(46)	4,520	(623)
Fuel Oil N°6	BNP Paribas	936	(39)	6,737	(896)
			2,666		(2,016)

23.5 Cash equivalent, loans, receivables and other financial assets

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, reverse repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the interim consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

As of September 30, 2026 and December 31, 2025, there are provisions for impairment for ThU.S.$ 16,586 and ThU.S.$ 14,511, respectively.

During 2026, Arauco executed contracts relating to the sale of a portfolio of customer receivables. Upon execution of such agreements, the Company performed an assessment to

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

determine whether substantially all the risks and benefits inherent in the transferred receivables had been transferred to the buyer. Based on this evaluation, the Company concluded that the criteria for derecognition of accounts receivables were satisfied.

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	1,905,486	2,152,427
Cash and cash equivalents (Mutual Funds not included)	1,090,263	1,231,754
Cash	656,204	805,485
Short-term deposits	432,862	426,269
Reverse repurchase agreements	1,197	-
Accounts receivables (net)	806,287	911,981
Trade receivables	597,517	679,166
Lease receivable	55,091	77,319
Sundry debtors	33,190	34,104
Other receivables	56,177	57,498
Prepayments	62,719	63,404
Accounts receivable from related parties	1,593	490
Other financial assets	8,936	8,692

23.5.1. Cash and cash equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at September 30, 2026 and December 31, 2025, classified by currency is as follows:

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Cash and cash equivalents	1,146,212	1,284,053
U.S. dollar	737,013	777,505
Euros	12,264	15,723
Brazilian real	160,566	107,494
Argentine pesos	24,773	43,063
Mexican pesos	37,403	32,564
Other currencies	13,527	69,274
Chilean pesos	160,666	238,430

23.5.2 Time deposits and reverse repurchase agreements: The investment objective of time deposits and reverse repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and other receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco holds a non-controlling ownership interest.

The following table sets forth trade and other current/non-current receivables classified by currencies as of September 30, 2026 and December 31, 2025:

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Trade and other current receivables	748,505	832,166
U.S. dollar	464,889	537,861
Euros	15,585	16,967
Brazilian real	69,704	52,973
Argentine pesos	29,289	22,408
Mexican pesos	37,133	36,149
Other currencies	9,596	7,910
Chilean pesos	100,507	130,689
U.F.	21,802	27,209

Accounts receivable from related parties, current	1,593	490
U.S. dollar	48	48
Chilean pesos	1,545	442

Trade and other non-current receivables	56,189	79,325
U.S. dollar	194	1,394
Brazilian real	15,383	18,623
Argentine pesos	389	344
Chilean pesos	4,878	5,264
U.F.	35,345	53,700

23.6 Financial liabilities

Arauco's financial liabilities to the date of these interim consolidated financial statements are as follows:

	09-30-2026	12-31-2025
Financial liabilities	ThU.S.$	ThU.S.$
Total financial liabilities	10,971,214	9,793,133
Financial liabilities at fair value through profit or loss	486	134
Hedging liabilities through other comprehensive income	33,778	19,744
Financial liabilities at amortized cost	10,936,950	9,773,255

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of September 30, 2026 and December 31, 2025:

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Bank borrowings - current portion	345,737	192,719
Bonds issued - current portion	348,923	325,234
Total	694,660	517,953

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

23.7 Financial liabilities measured at amortized cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are generally unsecured and are usually paid within 30 days after being recognized.

At the end of these interim consolidated financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

		09-30-2026	12-31-2025	09-30-2026	12-31-2025
	Currency	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized cost		Fair value
Total financial liabilities		10,936,950	9,773,255	10,582,601	9,659,760
Bonds issued	U.S. dollar	3,423,474	3,401,034	2,991,508	3,210,190
Bonds issued	U.F.	2,789,947	2,901,520	2,740,556	2,791,889
Bank borrowings	U.S. dollar	1,794,814	768,728	1,919,969	945,060
Bank borrowings	Euros	249,508	294,451	251,361	305,099
Bank borrowings	Brazilian real	120,027	192,987	120,027	192,987
Other financial liabilities	U.S. dollar	170,230	69,160	170,230	69,160
Lease liabilities	U.F.	20,030	23,539	20,030	23,539
Lease liabilities	Chilean pesos	64,194	49,997	64,194	49,997
Lease liabilities	Brazilian real	1,124,448	794,135	1,124,448	794,135
Lease liabilities	Mexican pesos	3,225	977	3,225	977
Lease liabilities	U.S. dollar	142,233	145,491	142,233	145,491
Lease liabilities	Euros	291	323	291	323
Lease liabilities	Other currencies	861	598	861	598
Trade and other payables	U.S. dollar	433,150	181,744	433,150	181,744
Trade and other payables	Euros	23,095	37,180	23,095	37,180
Trade and other payables	Brazilian real	294,575	448,293	294,575	448,293
Trade and other payables	Argentine pesos	39,468	41,240	39,468	41,240
Trade and other payables	Mexican pesos	21,859	23,199	21,859	23,199
Trade and other payables	Other currencies	26,941	30,083	26,941	30,083
Trade and other payables	Chilean pesos	109,055	294,552	109,055	294,552
Trade and other payables	U.F.	39,483	40,663	39,483	40,663
Accounts payable to related parties	U.S. dollar	24,002	24,230	24,002	24,230
Accounts payable to related parties	Brazilian real	58	-	58	-
Accounts payable to related parties	Chilean pesos	21,982	9,131	21,982	9,131

The financial liabilities at amortized cost presented in the consolidated statements of financial position as of September 30, 2026 and December 31, 2025 are as follows:

	09-30-2026
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	987,544	7,560,456	8,548,000
Lease liabilities	66,755	1,288,527	1,355,282
Trade and other payables	951,110	36,516	987,626
Accounts payable to related parties	22,347	23,695	46,042
Total financial liabilities at amortized cost	2,027,756	8,909,194	10,936,950

	12-31-2025
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	706,093	6,921,787	7,627,880
Lease liabilities	55,823	959,237	1,015,060
Trade and other payables	1,043,241	53,713	1,096,954
Accounts payable to related parties	9,437	23,924	33,361
Total financial liabilities at amortized cost	1,814,594	7,958,661	9,773,255

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive income:

	January - September		July - September
	2026	2025	2026	2025
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	287,494	(50,012)	338,882	242,399
Gains (losses) on cash flow hedges, before tax	140,452	477,243	40,638	77,850
Reclassification adjustments on cash flow hedges	(54,964)	-	(22,361)	-
Income tax relating to cash flow hedges of other comprehensive income	(18,141)	(124,812)	(2,318)	(17,830)
Closing balance	354,841	302,419	354,841	302,419

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders,

23.9.2 Qualitative information on objectives, policies and processes applied by the company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings, bonds and lease liabilities).

23.9.3 Quantitative information on capital management

The financial safeguards to which Arauco is subject are shown in the following table:

	09-30-2026	12-31-2025	Interest	Debt level
Instrument	ThU.S.$	ThU.S.$	coverage >= 2.0x	(1) <= 1.2x

Domestic bonds	2,789,947	2,901,520	N/R	✓
Term loan facility	209,907	212,487	✓	✓
ECA loan (Sucuriú)	674,331	150,266	✓	✓
Loan A and B facilities	793,360	290,622	✓	✓
ECA loan (MAPA)	249,508	294,451	✓	✓

N/R: Not required for the financial obligation.

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

As of September 30, 2026, and December 31, 2025, Arauco has complied with all of its financial covenants.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the credit ratings of our debt instruments as of September 30, 2026, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA-	-	AA
Foreign bonds	BBB-	BBB-	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of September 30, 2026 and December 31, 2025, is as follows:

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Equity	10,010,659	9,683,478
Bank borrowings and others	2,164,349	1,256,166
Lease liabilities	1,355,282	1,015,060
Bonds issued	6,213,421	6,302,554
Capitalization	19,743,711	18,257,258

23.10 Risk management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

23.10.1 Type of risk: Credit risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of credit risk exposure and how this risk arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements September 30, 2026 Amounts in thousands of U.S. dollars, except as indicated

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Current receivables

Trade receivables	597,481	679,130
Lease receivable	19,746	24,033
Sundry debtors	15,961	12,017
Other receivables	54,088	55,372
Prepayments	61,229	61,614
Net subtotal	748,505	832,166

Trade receivables	607,613	689,215
Lease receivable	19,746	24,033
Sundry debtors	17,920	14,098
Other receivables	57,155	56,366
Prepayments	61,229	61,614
Gross subtotal	763,663	845,326

Provision for doubtful trade receivables	10,132	10,085
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	1,959	2,081
Provision for doubtful other receivables	3,067	994
Subtotal bad debt	15,158	13,160

Non-current receivables

Trade receivables	36	36
Lease receivable	35,345	53,286
Sundry debtors	17,229	22,087
Other receivables	2,089	2,126
Prepayments	1,490	1,790
Net subtotal	56,189	79,325

Trade receivables	1,464	1,387
Lease receivable	35,345	53,286
Sundry debtors	17,229	22,087
Other receivables	2,089	2,126
Prepayments	1,490	1,790
Gross subtotal	57,617	80,676

Provision for doubtful trade receivables	1,428	1,351
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,428	1,351

Explanation of risk management objectives, policies and processes, and measurement methods

The Credit and Collections Sub-management, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of September 30, 2026, Arauco’s balance for commercial debtors was ThU.S.$ 609,077 of which, according to the agreed sales conditions, 53.15% corresponded to sales on credit (open account), 38.17% to sales with letters of credit and 8.68% to other types of sales. The client with the highest outstanding balance, corresponding to sales through a credit line represented 3.46% of the total accounts receivable as of that date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Below we provide detail regarding accounts receivable, classified in tranches:

September 30, 2026

Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,529	574	98	26	12	16	11	13	4	133	2,416
ThU.S.$	568,911	29,764	1,359	731	238	90	137	179	210	7,458	609,077
%	93.41%	4.89%	0.22%	0.12%	0.04%	0.01%	0.02%	0.03%	0.03%	1.23%	100%

December 31, 2025

Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,435	617	41	24	13	5	3	5	7	120	2,270
ThU.S.$	646,992	33,902	1,356	544	50	84	86	92	207	7,289	690,602
%	93.68%	4.91%	0.20%	0.08%	0.01%	0.01%	0.01%	0.01%	0.03%	1.06%	100%

Arauco applies IFRS 9 using the simplified method to determine the provision for expected credit losses of its commercial debtors, corresponding to accounts receivable from customers with credit line. The applied model is based on a scoring system that provides a score to each customer, which considers different variables such as country risk, payment behavior and financial condition of the debtor, among others, thus assigning a probability of default to each customer for the next 12 months. This factor is applied to the balance receivable of each debtor, determining the provision for expected credit losses.

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Letters of credit	232,493	293,100
Credit line	323,745	345,061
Others	52,839	52,441
Total trade receivables	609,077	690,602
Total allowance for doubtful accounts	(11,560)	(11,436)
Total net trade receivables	597,517	679,166

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a customer shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Management.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of September 30, 2026 and December 31, 2025:

	09-30-2026	12-31-2025
	ThU.S.$	ThU.S.$
Opening balance	14,511	13,297
Increase due to impairment loss	2,878	1,687
Used impairment	(1)	(61)
Unused impairment reversed	(702)	(791)
Increase (decrease) due to exchange differences	(100)	379
Closing balance	16,586	14,511

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Explanation regarding the sales risk with letters of credit

Sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the sales risk with credit line

Sales on credit are subject to the credit limit given to each customer. The approval or rejection of a credit limit for all term sales is carried out by different credit committees, which report to the Corporate Finance Management. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy defined for the Arauco group.

Arauco’s policy is to take out insurance to cover the sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., Arauco Indústria de Painéis S.A., Arauco Europe Coöperatief U.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Perú S.A., Arauco North America, Inc. and Arauco Canada Ltd.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 103,244, effective as of September 30, 2026. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, debt with term sale with credit line covered by the various insurance policies and guarantees amounts to 95.04% and, therefore, Arauco’s portfolio exposure amounts to 4.96%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	323,745	100.00%
Secured receivables (*)	307,702	95.04%
Unsecured receivables	16,043	4.96%
(*)	Secured receivables is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which Arauco, is authorized to invest. The Company’s Treasury Department is centralized. For the subsidiary in Argentina, the Corporate Finance Department monitors and controls compliance with Arauco financial policies, but its daily treasury activity is managed independently. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and mutual funds brokers that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities, defined by the regulatory body (Commission for the Financial Market) and carried out by rating agencies authorized by said organization.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of risk: Liquidity risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of liquidity risk exposure and how this risk arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of objectives, policies and processes for risk management, and measurement methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

Additionally, as part of its liquidity and capital management strategy, CASA has an irrevocable capital contribution commitment from its parent company, Empresas Copec S.A., of up to ThU.S.$ 450,000, available from January 1, 2027 to December 31, 2028 (Equity Support Agreement, "ESA"); see note 13.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of September 30, 2026 and December 31, 2025. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

September 30, 2026				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	Years	Current	Current	Effective	Nominal
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (A Loan)	-	3,198	2,892	18,130	17,437	16,710	15,923	3,198	71,092	4.95%	SOFR 6m + 1.30%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (B Loan)	-	4,347	3,918	46,420	44,414	-	-	4,347	94,752	4.84%	SOFR 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (A Loan)	-	5,330	4,820	30,217	29,062	27,849	26,540	5,330	118,488	4.96%	SOFR 6m + 1.30%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (B Loan)	-	7,245	6,530	77,177	74,227	-	-	7,245	157,934	4.83%	SOFR 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (A Loan)	-	3,198	2,892	18,130	17,437	16,710	15,921	3,198	71,090	4.90%	SOFR 6m + 1.30%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (B Loan)	-	4,658	4,198	49,735	47,587	-	-	4,658	101,520	4.75%	SOFR 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (A Loan)	-	5,330	4,820	30,217	29,062	27,849	26,540	5,330	118,488	4.90%	SOFR 6m + 1.30%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (B Loan)	-	7,763	6,996	82,892	79,311	-	-	7,763	169,199	4.75%	SOFR 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	JP Morgan SE / ECA	-	10,111	10,159	25,032	24,822	24,554	277,183	10,111	361,750	4.71%	SOFR 6m + 0.80%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	JP Morgan SE / ECA	-	8,256	7,721	19,171	19,004	18,792	209,287	8,256	273,975	4.47%	SOFR 6m + 0.80%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	JP Morgan SE / ECA	-	12,369	12,427	31,196	30,911	30,552	333,740	12,369	438,826	4.48%	SOFR 6m + 0.80%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	JP Morgan SE / ECA	-	2,864	2,796	7,050	6,984	6,902	74,724	2,864	98,456	4.65%	SOFR 6m + 0.80%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	38,378	38,173	75,764	74,968	37,186	-	-	76,551	187,918	1.06%	Fixed 1.06%
-	Tecverde S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	10	-	-	-	-	-	-	10	-	5.22%	TJLP + 5.10%
-	Tecverde S.A.	Brazilian real	Banco Santander	3,598	1,939	-	-	-	-	-	5,537	-	17.66%	CDI + 2.66%
-	Tecverde S.A.	Brazilian real	Banco Itaú	2,529	-	-	-	-	-	-	2,529	-	16.90%	CDI + 1.26%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	5,070	-	-	-	-	-	-	5,070	-	3.75%	Fixed 3.75%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	15,263	-	-	-	-	-	-	15,263	-	3.66%	Fixed 3.66%
-	Eufores S.A.	U.S. dollar	Banco BBVA	5,086	-	-	-	-	-	-	5,086	-	3.78%	Fixed 3.78%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	39,177	-	-	-	-	-	-	39,177	-	3.67%	Fixed 3.67%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	2,544	-	-	-	-	-	-	2,544	-	3.66%	Fixed 3.66%
-	Eufores S.A.	U.S. dollar	Banco Itaú	4,072	-	-	-	-	-	-	4,072	-	3.90%	Fixed 3.90%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	10,141	-	-	-	-	-	-	10,141	-	3.75%	Fixed 3.75%
-	Eufores S.A.	U.S. dollar	Banco Santander	28,015	-	-	-	-	-	-	28,015	-	3.93%	Fixed 3.93%
-	Eufores S.A.	U.S. dollar	Banco Scotiabank	7,639	-	-	-	-	-	-	7,639	-	3.90%	Fixed 3.90%
-	Arauco Indústria de Painéis S.A.	Brazilian real	Banco Safra S.A.	168	9,790	-	-	-	-	-	9,958	-	7.15%	Fixed 7.15%
-	Arauco Indústria de Painéis S.A.	Brazilian real	Banco Safra S.A.	-	1,712	1,523	690	-	-	-	1,712	2,213	16.30%	CDI + 1.40%
-	Arauco Indústria de Painéis S.A.	Brazilian real	Banco Safra S.A.	-	11,363	10,132	4,593	-	-	-	11,363	14,725	16.30%	CDI + 1.40%
-	Arauco Indústria de Painéis S.A.	Brazilian real	Itaú Unibanco S.A.	-	16,441	24,090	21,320	-	-	-	16,441	45,410	15.85%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	357	1,163	3,409	3,122	2,829	2,343	-	1,520	11,703	12.57%	Fixed 12.57%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	-	17,251	-	-	-	-	-	17,251	-	16.46%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	5,198	-	-	-	-	-	-	5,198	-	16.45%	CDI + 1.55%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	516	-	-	-	-	-	-	516	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	273	-	-	-	-	-	273	-	12.75%	Fixed 12.75%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	5,640	215,610	-	-	-	-	-	221,250	-	5.28%	SOFR 6m + 1.55%
			Total bank borrowings	173,401	388,384	185,087	540,060	460,273	172,261	979,858	561,785	2,337,539

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

September 30, 2026				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	Current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	11,006	10,805	21,004	20,197	9,796	-	-	21,811	50,997	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	4,403	4,322	8,402	8,079	3,918	-	-	8,725	20,399	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	12,064	11,874	23,178	22,418	21,658	20,898	29,922	23,938	118,074	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	3,766	3,766	7,531	7,531	7,531	7,531	241,195	7,532	271,319	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	213,587	-	-	-	-	-	-	213,587	-	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	1,323	1,323	2,646	127,964	-	-	-	2,646	130,610	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	3,113	3,113	6,227	6,227	6,227	6,227	310,013	6,226	334,921	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	1,299	1,299	2,597	2,597	2,597	2,597	87,025	2,598	97,413	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	3,351	3,351	6,701	6,701	6,701	6,701	298,183	6,702	324,987	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	3,351	3,351	6,701	6,701	6,701	6,701	311,585	6,702	338,389	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	670	670	6,617	11,642	11,307	10,972	5,360	1,340	45,898	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AE	5,844	5,844	11,688	11,688	11,688	11,688	537,713	11,688	584,465	3.07%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AG	-	33,440	33,440	33,440	33,440	33,440	1,730,441	33,440	1,864,201	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	9,688	9,688	509,688	-	-	-	-	19,376	509,688	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	11,000	11,000	22,000	22,000	22,000	22,000	763,000	22,000	851,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	10,625	10,625	21,250	521,250	-	-	-	21,250	542,500	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	13,750	13,750	27,500	27,500	27,500	27,500	995,000	27,500	1,105,000	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	-	21,000	21,000	21,000	510,500	-	-	21,000	552,500	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2032	15,450	15,450	30,900	30,900	30,900	30,900	530,900	30,900	654,500	6.20%	6.18%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	-	25,750	25,750	25,750	25,750	25,750	976,375	25,750	1,079,375	5.16%	5.15%
			Total Bonds issued	324,290	190,421	794,820	913,585	738,214	212,905	6,816,712	514,711	9,476,236

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

September 30, 2026				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	714	2,006	2,666	2,222	-	-	-	2,720	4,888
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Motor vehicles	66	102	-	-	-	-	-	168	-
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	607	190	476	460	445	430	5,075	797	6,886
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Lands	-	86	125	103	-	-	-	86	228
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	60	-	-	-	240	300
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	75	225	301	301	301	1,071	-	300	1,974
85.805.200-9	Forestal Arauco S.A.	U.F.	Buildings and constructions	120	373	498	498	166	-	-	493	1,162
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	170	440	196	-	-	-	-	610	196
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	315	946	1,242	1,228	1,115	553	3,549	1,261	7,687
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	321	962	1,266	1,263	602	-	-	1,283	3,131
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	-	-	-	-	-	3	-
-	ALEMPOR – Terminal Maritimo da Alemoa Ltda.	Brazilian real	Lands	600	1,801	2,203	-	-	-	-	2,401	2,203
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	9	27	3	-	-	-	-	36	3
-	Arauco Industria de Paineis S.A.	Brazilian real	Buildings and constructions	33	99	132	66	-	-	-	132	198
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	31,364	58,018	85,913	86,608	89,060	94,738	1,700,666	89,382	2,056,985
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	179	476	609	477	406	321	218	655	2,031
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	95	272	127	-	-	-	-	367	127
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	-	2,742	2,742	2,742	2,742	2,742	16,452	2,742	27,420
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	-	-	-	-	-	3	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	468	1,382	1,793	439	-	-	-	1,850	2,232
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	2	-	-	-	-	-	-	2	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Plants and equipments	36	-	-	-	-	-	-	36	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Lands	-	42	46	45	44	43	295	42	473
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,733	5,160	6,787	6,675	6,558	6,435	59,674	6,893	86,129
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	2,758	8,110	10,410	9,920	9,394	6,176	1,215	10,868	37,115
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	459	1,361	1,778	950	-	-	-	1,820	2,728
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	360	958	1,316	1,356	1,396	1,438	202	1,318	5,708
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	218	629	714	671	669	665	976	847	3,695
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	101	318	234	224	35	-	-	419	493
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	196	504	640	484	432	432	5,505	700	7,493
-	Eufores S.A.	U.S. dollar	Lands	2,134	5,658	7,025	6,550	6,095	5,548	30,532	7,792	55,750
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	306	-	-	-	-	1,223	306
-	Eufores S.A.	U.S. dollar	Buildings and constructions	93	113	151	151	151	151	100	206	704
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	2,812	8,143	8,957	8,413	2,322	-	-	10,955	19,692
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	108	311	411	415	311	-	-	419	1,137
76.879.577-0	E2E SpA.	Chilean pesos	Lands	47	141	206	105	-	-	-	188	311
-	Tecverde S.A.	Brazilian real	Motor vehicles	-	72	-	-	-	-	-	72	-
-	Tecverde S.A.	Brazilian real	Buildings and constructions	-	1,080	48	-	-	-	-	1,080	48
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	10	23	16	13	5	-	-	33	34
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	22	68	94	106	-	-	-	90	200
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	261	-	834	17	-	-	-	261	851
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	514	-	2,269	2,410	2,359	199	-	514	7,237
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	32	-	111	86	49	-	-	32	246
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	179	-	743	193	-	-	-	179	936
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	56	-	238	356	442	541	470	56	2,047
			Total Lease liabilities	47,635	103,939	143,866	135,607	125,099	121,483	1,824,929	151,574	2,350,984

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

December 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (A loan)	-	1,576	2,863	2,861	10,532	18,771	50,405	1,576	85,432	5.09%	Sofr 6m + 1.3%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (B loan)	-	2,296	4,157	4,154	27,140	51,747	26,713	2,296	113,911	5.20%	Sofr 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (A loan)	–	1,576	2,863	2,861	10,532	18,771	50,405	1,576	85,432	5.08%	Sofr 6m + 1.3%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (B loan)	-	2,142	3,880	3,877	25,331	48,297	24,932	2,142	106,317	5.21%	Sofr 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	JP Morgan SE / ECA	-	5,446	9,466	8,902	16,587	23,799	267,275	5,446	326,029	4.85%	Sofr 6m + 0.8%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	79,770	78,950	78,134	77,311	-	-	79,770	234,395	1.06%	Fixed 1.06%
-	Tecverde S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	21	71	-	-	-	-	-	92	-	5.22%	Fixed 5.10%
-	Tecverde S.A.	Brazilian real	Santander	-	3,535	-	-	-	-	-	3,535	-	17.66%	CDI + 2.66%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	951	888	1,642	1,452	653	-	-	1,839	3,747	16.30%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	6,266	5,920	10,897	9,657	4,347	-	-	12,186	24,901	16.30%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	3,446	3,533	16,008	23,054	20,231	-	-	6,979	59,293	15.85%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	68,660	–	-	-	-	-	-	68,660	-	16.52%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	17,555	1,215	16,330	-	-	-	-	18,770	16,330	16.46%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	–	10,139	–	-	-	-	-	10,139	–	16.45%	CDI + 1.55%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	5,753	5,753	215,721	–	–	–	-	11,506	215,721	5.39%	Sofr 6m + 1.55%
-	Eufores S.A.	U.S. dollar	BBVA	–	5,094	–	–	–	–	-	5,094	–	3.80%	Fixed 3.80%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	–	39,192	–	–	–	–	-	39,192	–	3.75%	Fixed 3.75%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	–	10,178	–	-	-	-	-	10,178	–	3.62%	Fixed 3.62%
-	Eufores S.A.	U.S. dollar	Itaú	–	9,166	–	–	-	-	-	9,166	–	3.75%	Fixed 3.75%
-	Eufores S.A.	U.S. dollar	Santander	-	22,931	–	-	-	-	-	22,931	–	3.88%	Fixed 3.88%
-	Eufores S.A.	U.S. dollar	Scotiabank	–	7,639	-	-	-	-	-	7,639	-	3.85%	Fixed 3.85%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	–	2,545	-	-	-	-	-	2,545	-	3.75%	Fixed 3.75%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	–	15,270	-	-	-	-	-	15,270	-	3.75%	Fixed 3.75%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	–	5,089	-	-	-	-	-	5,089	-	3.62%	Fixed 3.62%
			Total bank borrowings	102,652	240,964	362,777	134,952	192,664	161,385	419,730	343,616	1,271,508

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

December 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	22,940	22,106	21,273	20,440	-	-	22,940	63,819	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,176	8,843	8,509	8,176	-	-	9,176	25,528	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,112	24,327	23,542	22,758	21,973	41,591	25,112	134,191	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,777	7,777	7,777	7,777	7,777	252,958	7,777	284,066	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	223,161	-	-	-	-	-	223,161	-	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,732	2,732	133,508	-	-	-	2,732	136,240	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,430	6,430	6,430	6,430	6,430	323,350	6,430	349,070	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,682	2,682	2,682	2,682	2,682	89,866	2,682	100,594	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,920	6,920	6,920	6,920	6,920	300,999	6,920	328,679	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,920	6,920	6,920	6,920	6,920	321,758	6,920	349,438	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	-	1,384	1,384	12,196	11,850	11,504	11,158	1,384	48,092	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AE	-	12,070	12,070	12,070	12,070	12,070	561,304	12,070	609,584	3.07%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AG	8,507	17,099	34,197	34,197	34,197	34,197	940,237	25,606	1,077,025	3.94%	3.94%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	519,375	-	-	-	-	19,375	519,375	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	774,000	22,000	862,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	510,625	-	-	21,250	553,125	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,008,750	27,500	1,118,750	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	510,500	-	21,000	573,500	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2032	-	30,900	30,900	30,900	30,900	30,900	546,350	30,900	669,950	6.20%	6.18%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,002,125	25,750	1,105,125	5.16%	5.15%
			Total Bonds issued	31,882	488,803	804,163	424,424	777,995	727,123	6,174,446	520,685	8,908,151

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

December 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	837	2,151	2,658	2,519	1,891	-	-	2,988	7,068
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Motor vehicles	69	215	117	-	-	-	-	284	117
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	709	-	153	273	251	241	3,236	709	4,154
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	57	174	237	222	20	-	-	231	479
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	401	145	205	200	233	1,352	28	546	2,018
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	349	3	-	-	-	-	-	352	-
85.805.200-9	Forestal Arauco S.A.	U.F.	Buildings and constructions	101	314	465	455	525	898	-	415	2,343
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	182	535	587	49	-	-	-	717	636
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	147	440	587	559	553	553	3,963	587	6,215
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	293	793	919	900	900	75	-	1,086	2,794
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	-	-	-	-	-	3	-
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	8	25	28	-	-	-	-	33	28
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	31	93	125	125	31	-	-	124	281
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	9,621	52,524	60,526	60,574	61,418	66,460	1,182,371	62,145	1,431,349
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	80	190	218	217	120	73	-	270	628
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	50	132	106	-	-	-	-	182	106
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	951	1,520	2,469	2,469	2,469	2,469	17,284	2,471	27,160
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	-	-	-	-	-	3	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	453	1,359	1,812	1,661	151	-	-	1,812	3,624
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	15	19	-	-	-	-	-	34	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Plants and equipments	37	113	-	-	-	-	-	150	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,141	3,424	4,566	4,185	4,566	4,566	52,888	4,565	70,771
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	1,767	2,262	1,716	1,573	1,716	2,100	-	4,029	7,105
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,588	654	-	-	1,732	3,974
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	207	579	816	840	865	891	1,608	786	5,020
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	608	1,693	2,239	1,185	168	-	-	2,301	3,592
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	107	253	262	21	-	-	-	360	283
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	160	480	640	640	432	432	5,829	640	7,973
-	Eufores S.A.	U.S. dollar	Lands	1,177	3,531	6,786	6,479	6,064	5,455	30,054	4,708	54,838
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	-	-	-	-	1,223	1,222
-	Eufores S.A.	U.S. dollar	Buildings and constructions	93	113	151	151	151	151	213	206	817
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,738	9,330	10,401	8,368	8,798	1,406	-	13,068	28,973
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	2	2	-	-	-	-	-	4	-
76.879.577-0	E2E SpA.	Chilean pesos	Lands	36	-	-	-	-	-	-	36	-
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	11	23	12	-	-	-	-	34	12
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	23	70	95	90	74	-	-	93	259
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	153	170	332	17	-	-	-	323	349
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	511	1,536	2,181	2,344	2,307	195	-	2,047	7,027
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	38	102	112	86	49	-	-	140	247
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	171	529	743	193	-	-	-	700	936
Total Lease liabilities				25,075	87,062	105,218	97,983	94,406	87,317	1,297,474	112,137	1,682,398

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately ThU.S.$ 20,138 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of September 30, 2026, the total assets pledged as an indirect guarantee were ThU.S.$ 239,515. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

Direct and indirect guarantees granted by Arauco:

DIRECT

Primary obligor	Type of guarantee	Assets pledged	Currency	ThU.S.$	Beneficiary of the guarantee
Celulosa Arauco y Constitución S.A.	Guarantee policy	Cash	U.F.	340	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	Cash	U.F.	768	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	Cash	Chilean pesos	266	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	Cash	U.F.	11,984	Sociedad Concesionaria Autopista Costa Arauco S.A.
Celulosa Arauco y Constitución S.A.	Guarantee letter	Cash	U.S. dollar	5,135	Innergy Soluciones Energéticas S.A.
Investigaciones Forestales Bioforest SpA.	Guarantee letter	Cash	Chilean pesos	1,645	Corporación Nacional Forestal
		Total		20,138

INDIRECT

Guarantor	Primary obligor	Type of guarantee	Assets pledged	Currency	ThU.S.$	Beneficiary of the guarantee
Celulosa Arauco y Constitución S.A.	Arauco North America, Inc	Endorsement	Cash	U.S. dollar	210,000	Banco Itau Corpbanca - NY Branch
Arauco Indústria de Painéis S.A.	Arauco Celulose do Brasil S.A	Endorsement	Cash	Brazilian real	5,131	Banco Safra S.A.
Arauco Indústria de Painéis S.A.	Arauco Celulose do Brasil S.A	Endorsement	Cash	Brazilian real	16,085	Banco BTG pactual S.A.
Arauco Indústria de Painéis S.A.	Tecverde S.A.	Endorsement	Cash	Brazilian real	2,895	Itaú Unibanco S.A.
Arauco Indústria de Painéis S.A.	Tecverde S.A.	Endorsement	Cash	Brazilian real	1,930	Banco Santander
Arauco Indústria de Painéis S.A.	Tecverde S.A.	Endorsement	Cash	Brazilian real	3,474	Banco Santander
			Total		239,515

23.10.3 Type of risk: Market risk – exchange rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of currency risk exposure and how this risk arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income after tax +/- 2.05% (equivalent to ThU.S.$ -/+ 2,035), and +/- 0.01% of equity (equivalent to ThU.S.$ -/+ 1,425).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 2.56% (equivalent to ThU.S.$-/+ 2,543) and a change on the equity of +/- 0.42% (equivalent to ThU.S.$ -/+ 42,104).

23.10.4 Type of risk: Market risk – interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of interest rate risk exposure and how this risk arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2026, 15.4% of our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect income after tax by +/- 4.69% (equivalent to ThU.S.$-/+ 4,668) and +/- 0.03% (equivalent to ThU.S.$-/+ 3,267) on equity. This analysis considers those borrowings with banks at variable rates for which Arauco mitigates the risk by contracting derivative instruments.

	09-30-2026
	ThU.S.$	Total
Fixed rate	8,235,310	84.6%
Bonds issued	6,213,421
Bank borrowings and others (*)	666,607
Lease liabilities	1,355,282
Variable rate	1,497,742	15.4%
Bank borrowings	1,497,742
Total	9,733,052	100.0%

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

	12-31-2025
	ThU.S.$	Total
Fixed rate	8,018,132	93.5%
Bonds issued	6,302,554
Bank borrowings and others (*)	700,518
Lease liabilities	1,015,060
Variable rate	555,648	6.5%
Bank borrowings	555,648
Total	8,573,780	100.0%

(*) Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of risk: Market risk – price of pulp risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of price risk exposure and how this risk arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period. As of September 30, 2026, revenue due to pulp sales accounted for 50.0% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of risk management objectives, policies and processes, and measurement methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner. Additionally, Arauco mitigates the risk of pulp prices by maintaining a low-cost production strategy, which allows it to better cope with price fluctuations during different economic cycles.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 171.45% (equivalent to ThU.S.$-/+ 170,539) on the income for the year 2026 after tax and +/- 1.19% (equivalent to ThU.S.$ -/+ 119,377) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on its needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has 6 plants: 4 in Chile, 1 in Argentina and 1 in Uruguay (50% property of Arauco), and they have a total production capacity of approximately 5.1 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries, It consists of 18 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 1 in Mexico, and 7 plants in the U.S. and Canada. The Company has a total annual production capacity of 6.9 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and 1 sawmill in Spain; 2 panel plants and 1 resin plant in Portugal; 3 panel plants in Germany and 1 panel plant in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.2 million m3 of PB, 460 thousand m3 of OSB and 70 thousand m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.1 million m3 of MDF, 3.9 million m3 of PB and 230 thousand m3 of OSB, 700 thousand m3 of Plywood and 2.4 million m3 of sawn timber.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in furniture, packing, construction and refurbishing industries.

With 6 sawmills in operation (5 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million m3 of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina. These mills reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the nine months ended September 30, 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	2,236,075	2,340,794	4,576,869	-	-		4,576,869
Revenues from rendering of services	103,371	315	103,686	458	-		104,144
Revenues from ordinary activities	2,339,446	2,341,109	4,680,555	458	-		4,681,013

Revenues from transactions with reportable segments	349,364	10,515	359,879	40,417	-	(400,296)	-

Finance income	-	-	-	-	55,928		55,928
Finance costs	-	-	-	-	(322,134)		(322,134)
Net finance costs	-	-	-	-	(266,206)		(266,206)

Depreciation and amortizations	366,310	144,094	510,404	2,148	3,333		515,885
Other income	224,721	20,065	244,786	783	35,767		281,336
Other expenses	57,661	23,818	81,479	104	17,200		98,783

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	191	-	191	-	609		800
Joint ventures	-	(18,175)	(18,175)	-	4,966		(13,209)

Income tax expense	-	-	-	-	12,477		12,477

Profit (loss) of each reportable segment	192,407	160,612	353,019	(4,627)	(248,924)		99,468

Geographical information on revenues
Revenue – Chilean entities	1,805,766	758,193	2,563,959	458	-		2,564,417
Revenue – Foreign entities	533,680	1,582,916	2,116,596	-	-		2,116,596
Total revenues from ordinary activities	2,339,446	2,341,109	4,680,555	458	-		4,681,013

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the nine months ended September 30, 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment, biological assets and intangible assets	1,938,594	189,801	2,128,395	2,449	1,381	-	2,132,225
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	30,442	-	30,442

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the period ended September 30, 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	17,479,178	3,277,985	20,757,163	23,263	2,033,212	(39,725)	22,773,913
Segment assets (excluding deferred tax assets)	17,479,178	3,277,985	20,757,163	23,263	1,912,502	(39,725)	22,653,203
Deferred tax assets				–	120,710		120,710

Investments accounted through equity method:
Associates	99,170	-	99,170	-	466		99,636
Joint Ventures	-	207,528	207,528	-	140,601		348,129
Segment liabilities	2,090,631	439,046	2,529,677	40,544	10,193,033		12,763,254
Segment liabilities (excluding deferred tax liabilities)	2,090,631	439,046	2,529,677	40,544	8,688,276		11,258,497
Deferred tax liabilities				-	1,504,757		1,504,757

Geographical information on non-current assets
Chile	7,462,209	513,709	7,975,918	10,725	489,883	(3,728)	8,472,798
Foreign countries	8,154,637	1,480,723	9,635,360	11,378	230,647		9,877,385
Total non-current assets	15,616,846	1,994,432	17,611,278	22,103	720,530	(3,728)	18,350,183

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the nine months ended September 30, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	2,176,872	2,273,924	4,450,796	-	-		4,450,796
Revenues from rendering of services	104,328	9,956	114,284	511	-		114,795
Revenues from ordinary activities	2,281,200	2,283,880	4,565,080	511	-		4,565,591

Revenues from transactions with reportable segments	345,051	15,269	360,320	42,682	-	(403,002)	-

Finance income	-	-	-	-	45,354		45,354
Finance costs	-	-	-	-	(298,266)		(298,266)
Net finance costs	-	-	-	-	(252,912)		(252,912)

Depreciation and amortizations	349,489	143,155	492,644	2,066	4,186		498,896
Other income	175,832	26,595	202,427	429	7,094		209,950
Other expenses	51,843	42,874	94,717	5	10,831		105,553

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	(4,778)	-	(4,778)	-	4,032		(746)
Joint ventures	-	(7,865)	(7,865)	-	2,529		(5,336)

Income tax expense	-	-	-	-	(40,829)		(40,829)

Profit (loss) of each reportable segment	223,797	220,307	444,104	(1,016)	(453,362)		(10,274)

Geographical information on revenues
Revenue – Chilean entities	1,734,959	805,966	2,540,925	511	-		2,541,436
Revenue – Foreign entities	546,241	1,477,914	2,024,155	-	-		2,024,155
Total revenues from ordinary activities	2,281,200	2,283,880	4,565,080	511	-		4,565,591

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the nine months ended September 30, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment, biological assets and intangible assets	1,596,578	183,211	1,779,789	1,017	1,622	-	1,782,428
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	12,394	-	12,394

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
Year ended as of December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	15,941,649	3,208,196	19,149,845	15,167	2,156,937	(17,186)	21,304,763
Segment assets (excluding deferred tax assets)	15,941,649	3,208,196	19,149,845	15,167	2,055,433	(17,186)	21,203,259
Deferred tax assets					101,504		101,504

Investments accounted through equity method
Associates	73,998	-	73,998	-	44,126		118,124
Joint Ventures	-	232,236	232,236	-	133,182		365,418
Segment liabilities	1,879,724	397,459	2,277,183	36,709	9,307,393		11,621,285
Segment liabilities (excluding deferred tax liabilities)	1,879,724	397,459	2,277,183	36,709	7,757,336		10,071,228
Deferred tax liabilities					1,550,057		1,550,057

Geographical information on non-current assets
Chile	8,093,366	488,925	8,582,291	12,665	670,662	(4,523)	9,261,095
Foreign countries	6,010,308	1,432,786	7,443,094	-	206,843		7,649,937
Total non-current assets	14,103,674	1,921,711	16,025,385	12,665	877,505	(4,523)	16,911,032

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the quarter July - September 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	750,856	819,975	1,570,831	-	-		1,570,831
Revenues from rendering of services	33,846	(5,102)	28,744	166	-		28,910
Revenues from ordinary activities	784,702	814,873	1,599,575	166	-		1,599,741

Revenues from transactions with reportable segments	122,084	3,333	125,417	14,437	-	(139,854)	-

Finance income	-	-	-	-	18,206		18,206
Finance costs	-	-	-	-	(107,635)		(107,635)
Net finance costs	-	-	-	-	(89,429)		(89,429)

Depreciation and amortizations	117,900	47,624	165,524	1,179	1,099		167,802
Other income	35,451	6,329	41,780	-	31,356		73,136
Other expenses	14,838	12,791	27,629	(32)	5,854		33,451

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	57	-	57	-	(104)		(47)
Joint ventures	-	(8,034)	(8,034)	-	138		(7,896)

Income tax expense	-	-	-	-	12,291		12,291

Profit (loss) of each reportable segment	41,308	50,665	91,973	(1,338)	(62,966)		27,669
Geographical information on revenues
Revenue – Chilean entities	608,378	263,000	871,378	166	-		871,544
Revenue – Foreign entities	176,324	551,873	728,197	-	-		728,197
Total revenues from ordinary activities	784,702	814,873	1,599,575	166	-		1,599,741

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the quarter July - September 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment, biological assets and intangible assets	708,865	67,129	775,994	1,499	446		777,939
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	30,329		30,329

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the quarter July - September 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	705,938	761,489	1,467,427	-	-		1,467,427
Revenues from rendering of services	31,899	9,956	41,855	179	-		42,034
Revenues from ordinary activities	737,837	771,445	1,509,282	179	-		1,509,461

Revenues from transactions with reportable segments	115,934	5,629	121,563	14,821	-	(136,384)	-

Finance income	-	-	-	-	16,641		16,641
Finance costs	-	-	-	-	(103,419)		(103,419)
Net finance costs	-	-	-	-	(86,778)		(86,778)

Depreciation and amortizations	129,205	47,706	176,911	805	(7,123)		170,593
Other income	118,585	2,410	120,995	-	926		121,921
Other expenses	11,456	15,067	26,523	4	3,261		29,788

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	(45)	-	(45)	-	521		476
Joint ventures	-	(1,056)	(1,056)	-	349		(707)

Income tax expense	-	-	-	-	(32,257)		(32,257)

Profit (loss) of each reportable segment	91,559	66,273	157,832	939	(158,986)		(215)
Geographical information on revenues
Revenue – Chilean entities	558,029	258,716	816,745	179	-		816,924
Revenue – Foreign entities	179,808	512,729	692,537	-	-		692,537
Total revenues from ordinary activities	737,837	771,445	1,509,282	179	-		1,509,461

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the quarter July - September 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment, biological assets and intangible assets	826,328	70,650	896,978	416	(942)	-	896,452
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	–	-	8,582	-	8,582

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
For the nine months ended September 30, 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	491,724	478,149	969,873	(2,531)	(321,102)	646,240
Cash flows from (used in) investing activities	(1,659,951)	(144,080)	(1,804,031)	(1,153)	(5,857)	(1,811,041)
Cash flows from (used in) financing activities	809,518	73,715	883,233	–	164,278	1,047,511
Net increase (decrease) in cash and cash equivalents	(358,709)	407,784	49,075	(3,684)	(162,681)	(117,290)

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
For the nine months ended September 30, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	824,448	418,377	1,242,825	3,458	(254,294)	991,989
Cash flows from (used in) investing activities	(1,579,050)	(118,407)	(1,697,457)	(900)	(47,840)	(1,746,197)
Cash flows from (used in) financing activities	412,399	255,175	667,574	(411)	(21,209)	645,954
Net increase (decrease) in cash and cash equivalents	(342,203)	555,145	212,942	2,147	(323,343)	(108,254)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
For the quarter July - September 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	110,014	175,455	285,469	246	(117,298)	168,417
Cash flows from (used in) investing activities	(438,829)	(45,176)	(484,005)	(4,157)	8,847	(479,315)
Cash flows from (used in) financing activities	356,584	(9,394)	347,190	(2)	(1,391)	345,797
Net increase (decrease) in cash and cash equivalents	27,769	120,885	148,654	(3,913)	(109,842)	34,899

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
For the quarter July - September 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	315,682	144,040	459,722	2,710	(55,988)	406,444
Cash flows from (used in) investing activities	(821,043)	(27,726)	(848,769)	(198)	(43,362)	(892,329)
Cash flows from (used in) financing activities	412,903	(8,426)	404,477	(213)	(11,354)	392,910
Net increase (decrease) in cash and cash equivalents	(92,458)	107,888	15,430	2,299	(110,704)	(92,975)

Information required by geographic area:

	Geographical area
2026	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	2,490,592	398,033	418,691	786,974	338,875	143,704	4,576,869
Revenues from rendering of services	73,825	-	-	-	30,319	-	104,144
Revenues for the period ended September 30, 2026	2,564,417	398,033	418,691	786,974	369,194	143,704	4,681,013
Revenues from sale of goods	853,145	125,554	148,939	277,840	118,201	47,152	1,570,831
Revenues from rendering of services	18,399	-	-	-	10,511	-	28,910
Revenues for the quarter July - September 2026	871,544	125,554	148,939	277,840	128,712	47,152	1,599,741
Non-current Assets at 09-30-2026 other than deferred tax	8,457,800	683,918	6,237,934	611,764	1,769,643	468,414	18,229,473

	Geographical area
2025	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	2,456,037	405,510	383,716	753,470	316,727	135,336	4,450,796
Revenues from rendering of services	85,399	-	-	-	29,396	-	114,795
Revenues for the period ended September 30, 2025	2,541,436	405,510	383,716	753,470	346,123	135,336	4,565,591
Revenues from sale of goods	784,834	140,805	149,784	252,115	95,549	44,340	1,467,427
Revenues from rendering of services	32,090	-	-	-	9,944	-	42,034
Revenues for the quarter July - September 2025	816,924	140,805	149,784	252,115	105,493	44,340	1,509,461
Non-current Assets at 12-31-2025 other than deferred tax	9,247,531	692,438	4,029,604	639,416	1,797,681	402,858	16,809,528

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	09-30-2026	12-31-2025
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	51,806	45,730
Prepayment to amortize (insurance and others)	43,893	33,025
Recoverable taxes (related to purchases)	78,561	129,761
Other current non-financial assets	2,999	4,300
Total	177,259	212,816

	09-30-2026	12-31-2025
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	107,251	95,450
Guarantee values	7,299	19,431
Recoverable taxes	156,361	61,041
Non-current contractual rights	479,780	443,114
Other non-current non-financial assets	44,388	36,818
Total	795,079	655,854

	09-30-2026	12-31-2025
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	50,203	10,496
ICMS, PIS-COFINS and other tax payables - Brazil	37,226	30,553
Other tax payable	27,386	25,267
Other Current non-financial liabilities	3,563	7,327
Total	118,378	73,643

(1) This mainly corresponds to the parent company’s minimum dividend provision (see Note 26).

	09-30-2026	12-31-2025
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	24,448	29,507
Other non-current non-financial liabilities	848	781
Total	25,296	30,288

Arauco enters into agreements with independent producers for the establishment and management of forest plantations intended to supply timber. Pursuant to these agreements, Arauco provides cash advances, land and seedlings, which are settled through the delivery of a proportion of the plantations at the end of each growth cycle.

These agreements do not provide the Company with joint control over the relevant activities of the forest plantations. The Company does not control the biological transformation process, does not have legal title to the standing trees during the growth cycle, and does not bear the significant biological risks associated with the plantations. Accordingly, the Company does not recognize biological assets.

Furthermore, Arauco enters into right-of-first-refusal arrangements to acquire a portion of the plantations or timber at market value. Such arrangements qualify as own-use contracts under IFRS 9 and, accordingly, do not give rise to a financial liability nor contain an embedded derivative. As of September 30, 2026, the balances related to these agreements are included under “Non-current contractual rights”.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale. For these purposes, earnings shall be considered realized insofar as the acquired entities generate profits after their acquisition, or upon their disposal.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

At the board meeting held on September 24, 2024, it was agreed to modify the dividend policy, establishing that, charged to the profits obtained in the years 2024, 2025 and 2026, an amount equivalent to 30% of the net profits of each year, eligible to be distributed as dividends, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net profit of each year would be distributed. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

At the board meeting held on October 24, 2025, an amendment to the dividend policy was approved, establishing that if the Company exercises its option to defer the payment of interest on the Series “AG” Bonds, issued and placed in the local market on the same date, the Company may not declare or pay dividends while any deferred interest remains outstanding.

Based on the dividend policy described above, as of December 31, 2025, a minimum dividend provision for year 2025 of ThU.S.$ 8,449 was recognized in Arauco's consolidated financial statements, representing 30% of the distributable net profit for year 2025.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

The following table details the adjustments made for the determination of distributable net profit for the period ended September 30, 2026 and 2025:

	Distributable net profit
	09-30-2026	09-30-2025
	ThU.S.$	ThU.S.$
Net profit attributable to owners of parent company	99,581	(9,992)
Adjustments:
Biological assets
Unrealized gains (losses)	(202,940)	(147,448)
Realized gains (losses)	281,096	142,970
Deferred income taxes	(16,046)	1,424
Biological assets (net)	62,110	(3,054)
Distributable net profit	161,691	(13,046)
30%	48,507	–

As of September 30, 2026, a provision amounting to ThU.S.$ 48,507 was recognized, corresponding to 30% of the distributable net profits for the period. Since the calculation of distributable net profits as of September 30, 2025 resulted in a loss, no provision was recognized as of that date in respect of the 2025 period.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - September		July - September
	2026	2025	2026	2025
Earnings (loss) per share	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Profit or loss attributable to owners of the parent company
Net profit (loss) attributable to owners of parent company	99,581	(9,992)	27,845	(1)
Weighted average of number of shares	133,131,937	125,042,124	134,938,969	125,042,124
Basic and diluted earnings (loss) per share (in U.S.$ per share)	0.7479873	(0.0799091)	0.2063525	(0.0000080)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
September 30, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. EVENTS AFTER THE END OF THE REPORTING PERIOD

1) Subsequent to the end of the period, and in connection with the tax assessment procedure for the fiscal year 2014 conducted by the Servicio de Administración Tributaria (SAT) against Arauco Industria de México, S.A. de C.V., as disclosed in Note 18 – Provisions, Contingent Assets and Contingent Liabilities, on October 6, 2026, the SAT ruled on the related revocation appeal, setting aside the assessment resolution and ordering the issuance of a new resolution taking into account the evidence submitted by the Company, including a supplementary tax return for the fiscal year 2014 filed on October 2, 2026. In addition, the Company applied for the reductions of fines and surcharges provided for under Mexican law, which remain pending approval. If approved, the amount payable would be $ 57,056,417 Mexican pesos (ThU.S.$ 3,158), after which the SAT will issue the final resolution concluding the proceeding.

2) On October 17, 2026, Law No. 21,850 for National Reconstruction and Economic and Social Development was published in the Official Gazette (Diario Oficial). The law introduced several amendments to the income tax system and other taxes, including a gradual reduction in the First Category Income Tax rate based on the fiscal year in which income is accrued or received: 27% in 2026, 25.5% in 2027, 24% in 2028 and 23% from 2029 onwards. In addition, effective January 1, 2027, the law gradually reinstates the full integration of the Chilean tax system.

In accordance with IAS 12 Income Taxes and IAS 10 Events after the Reporting Period, as of September 30, 2026, this law was still pending a ruling by the Constitutional Court and was not enacted or substantively enacted. It therefore constitutes a non-adjusting event after the reporting period. Accordingly, the deferred tax assets and liabilities included in these Interim Financial Statements have been measured using the tax rates enacted as of that date, and the effects of the new law will be recognized in the fourth quarter of 2026.

Based on the temporary differences as of September 30, 2026 and the periods in which such differences are expected to reverse, the Company estimates that remeasuring deferred taxes for the reduction in the First Category Income Tax rate will result in a credit to profit or loss of approximately ThU.S.$ 177,056 and an effect on other comprehensive income of approximately ThU.S.$ 9,133. The Company estimates that the remaining effects arising from this law will not have a significant impact on Arauco’s Consolidated Financial Statements in the period of its initial application. The Company also continues to evaluate the options provided under the law.

3) The authorization for the issuance and publication of these consolidated financial statements for the period from January to September 30, 2026, was approved by Arauco’s Board of Directors at the Extraordinary Meeting No. 769 held on November 2, 2026.

Subsequent to September 30, 2026, and as of the date of issuance of these consolidated financial statements, there have been no additional events that could materially affect the presentation of these consolidated financial statements.

EXHIBITS

Exhibit	Description
99.1	Press Release of Celulosa Arauco y Constitución S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución S.A. (Registrant)

Date: November 10, 2026	By:	/s/ Cristián Infante Bilbao
	Name:	Cristián Infante Bilbao
	Title:	Chief Executive Officer